As filed with the Securities and Exchange Commission on April 25, 1997. Registration No.333-19787

                        AMENDMENT NO. 3 TO
                             FORM S-2

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549
                      REGISTRATION STATEMENT

                               Under

                    THE SECURITIES ACT OF 1933

                      SUMMIT SECURITIES, INC.
        an Idaho Corporation - IRS Employer No. 82-0438135

                       929 W. Sprague Avenue
                         Spokane, WA 99204
                          (509) 838-3111


                         Agent for Service
                       Tom Turner, President
                      Summit Securities, Inc.
                        929 W. Sprague Ave.
                         Spokane, WA 99204
                          (509) 838-3111

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /X/

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                CALCULATION OF REGISTRATION FEE
                             Proposed     Proposed
Title of each                maximum      maximum
  class of                   offering    aggregate    Amount of
securities to  Amount to    price per     offering   registratio
be registered      be          unit        price        n fee
               registered

Preferred
Stock              150,000        $ 100  $15,000,000       $4,545
Shares
Investment
Certificates   $40,000,000           $1  $40,000,000      $14,577

      The Registrant is hereby proposing to register a new offering of Investment Certificates, Series A, in the amount of $17,500,000 and 150,000 Shares of Preferred Stock Series S-3. The amount of the filing fee associated with such newly registered securities is $6,818 and $4,545, respectively. The Registrant is hereby amending Registration No. 333-115 pursuant to Rule 429 of which approximately $22,500,000 of Investment Certificates, Series A, remain unsold. The amount of the filing fee associated with such previously registered securities which fee was previously paid with prior Registration Statements was $7,759 (which fee was based upon prior filing fee amount). The amount of registration fee shown above is the combined fee for the previously registered securities (based on prior filing fees) and the fee for the newly registered securities.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration

Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              PART I

                      SUMMIT SECURITIES, INC.

                       Cross Reference Sheet
        Showing Location in Prospectus of Items of the Form


1. Forepart of the Registration Statement
   and outside Front Cover Page of Prospectus.Outside Front Cover
                                             Page
2. Inside Front and Outside Back Cover Pages
   of Prospectus............................. Inside Front Cover
                                             Page
3. Summary Information, Risk Factors and
   Ratio of Earnings to Fixed Charges........ Prospectus Summary;
                                              Summary Consolidated
                                              Financial Data;
                                              Risk Factors;
4. Use of Proceeds............................Use of Proceeds
5. Determination of Offering Price............ *
6. Dilution................................... *
7. Selling Security Holders................... *
8. Plan of Distribution.......................Plan of
                                              Distribution
9. Description of Securities to be Registered.Description of
                                              Securities;
                                              Description
                                              of Certificates;
                                              Summary of Capital
                                              Stock; Description
                                              of Common Stock;
                                              Description of
                                              Preferred Stock
10. Interest of Named Experts and Counsel.....Legal Matters;
                                              Experts
11. Information with Respect to Registrant....Front Cover Page;
                                              Prospectus
                                              Summary;
                                              Capitalization;
                                              Selected Consolidated
                                              Financial Data;
                                              Management's
                                              Discussion and
                                              Analysis of Financial

                                              Condition and Results
                                              of Operations;
                                              Business; Management;
                                              Principal
                                              Shareholders;
                                              Certain Relationships
                                              and Related
                                              Transactions;
                                              Financial Statements
12. Incorporation of Certain Information
        by     Reference...........................       Available
Information;
                                              Incorporation of
                                              Certain Information
                                              by Reference

13. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities.............................  Indemnification


*Not applicable or negative.

            SUBJECT TO COMPLETION DATED April 25, 1997

                            PROSPECTUS
                      SUMMIT SECURITIES, INC.
            $40,000,000   Investment Certificates, Series A
                150,000   Shares Variable Rate Cumulative
                          Preferred Stock, Series S-3
                          ($100 Per Share Offering Price
                           and Liquidation Preference)


     The Investment Certificates, Series A ("Certificates") and the shares of Variable Rate Cumulative Preferred Stock, Series S-3 ("Preferred Stock") of Summit Securities, Inc. ("Summit") are being offered separately and not as units. A Certificateholder may elect to receive interest monthly, quarterly, semi-annually or annually, without compounding; or, at the election of a Certificateholder, if interest is left with Summit it will compound semi-annually until maturity; or, at the election of the Certificateholder the Certificates will pay equal monthly installments of principal and interest until maturity according to an amortization schedule selected by the owner. The Certificates are unsecured debt instruments, senior in liquidation to outstanding equity securities, subordinated to collateralized debt, on parity with unsecured accounts payable and accrued liabilities and on parity with all previously issued and outstanding investment certificates. At September 30, 1996 the Consolidated Group had approximately $67,717,000 of debt senior to and approximately $1,367,000 of debt in parity with the approximately $42,824,000 of outstanding Certificates. The Certificates will be issued in fully negotiable form in fractional denominations of $0.01 or multiples thereof at 100% of the principal amount paid. Summit reserves the right to change, prospectively, by way of supplement to this Prospectus, the interest rates, maturities, and minimum investment amounts on unsold Certificates. The current provisions are set forth below. See "DESCRIPTION OF CERTIFICATES".

      MINIMUM                      TERM TO                     ANNUAL
    INVESTMENT                     MATURITY                  INTEREST RATE
    ----------            ----------------------          -------------
                       (Investment Certificates, Series A)


     $
     $
     $
     $
     $
     $
                       (Installment Certificates)
     $


                   PREFERRED STOCK, SERIES S-3

  PRICE                DISTRIBUTION
  PER SHARE            FORMULA (Applicable Rate)
  $100                 The greater of the per annum rate of
                            the Three-month U.S. Treasury Bill Rate, or
                            the Ten Year Constant Maturity Rate, or
                            the Twenty Year Constant Maturity Rate,
                       plus .5% (Minimum 6%/Maximum 14%)


     The Preferred Stock offered hereunder will be sold in whole or fractional units. Preferred Stock distributions are cumulative and are to be declared and paid monthly. See "DESCRIPTION OF PREFERRED STOCK-Distributions". Preferred Stock may be redeemed, in whole or in part, at the option of Summit at the redemption prices set forth herein. Under certain limited circumstances, the Board of Directors may, in its sole discretion and without any obligation to do so, redeem shares tendered for redemption by stockholders. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". In liquidation, Preferred Stock is subordinate to all debts of Summit including Summit's Certificates, on parity with other preferred stock and senior to Summit's common stock. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights".


      There  is  no  trading  market for the  Certificates  or  the
Preferred Stock and none is expected to be established in the future. See "RISK FACTORS". A list of persons willing to sell or purchase Summit's issued and outstanding shares of preferred stock is maintained by Metropolitan Investment Securities, Inc., ("MIS") as a convenience to holders of Summit's preferred stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". This
offering of Certificates and Preferred Stock is subject to withdrawal or cancellation by Summit without notice. No minimum amount of Certificates or Preferred Stock must be sold.

      FOR A DISCUSSION OF MATERIAL RISKS ASSOCIATED WITH THE CERTIFICATES AND PREFERRED STOCK OFFERED HEREBY SEE RISK FACTORS ON PAGE _____OF THIS PROSPECTUS.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              UNDERWRITING   PROCEEDS TO ISSUER
                             DISCOUNTS AND  OR OTHER PERSONS (2)
                 PRICE TO     COMMISSIONS
                  PUBLIC          (1)
Per                    100%        0% to 6%           100% to 94%
Certificate
Total:           $40,00,000           None-          $40,000,000-
                                 $2,400,000            37,600,000
Per Preferred          $100        0% to 6%           100% to 94%
Share
Total:          $15,000,000          None -          $15,000,000-
                                   $900,000           $14,000,000

      (1) There is no direct sales charge to the investor. Certificates earn interest, and Preferred Stock distributions are calculated on their full respective offering prices, without deduction. Summit will reimburse MIS, a wholly-owned subsidiary, for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Certificates depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION".

     (2)    Before deducting other expenses estimated at $570,000.

      The Certificates and Preferred Stock are being offered for sale on a continuous, best efforts basis. There are no minimum amounts of securities that must be sold. No offering will be made pursuant to this Prospectus subsequent to January 31, 1998. The offering is subject to NASD Rule 2720 (formerly Schedule E). See "PLAN OF DISTRIBUTION".

     The date of this Prospectus is __________________.

   No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and any Pricing Supplement. Neither the delivery of this Prospectus and any Pricing Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct at any time subsequent to the date thereof. This Prospectus and any Pricing Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Certificates or Preferred Stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                       AVAILABLE INFORMATION

      Summit is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act")and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by Summit with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Issuer, that file electronically with the Commission at the following address: (http:\\www.sec.gov).

      Summit has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission.

          INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents filed with the Commission are incorporated herein by reference in this prospectus:

(a) Annual report on Form 10-K for the fiscal year ended September 30, 1996 (filed January 13, 1997);

(b) Quarterly report on Form 10-Q for the three month period ended December 31, 1996 (filed February 19, 1997).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Summit will provide without charge to each person, including to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been referenced in this Prospectus other than exhibits to such documents. Requests for such copies should be directed to Corporate Secretary, Summit Securities, Inc., PO Box 2162, Spokane, WA 99210-2162, telephone number (509) 838-3111.

                         TABLE OF CONTENTS

                                                         Page

Available Information.............................

Incorporation of Certain Documents by Reference...

Prospectus Summary ...............................

Summary Consolidated Financial Data...............

Risk Factors......................................

Description of Securities.........................

    Description of Certificates..................
    Description of Capital and Common Stock......
    Description of Preferred Stock...............
    Relative Rights of Common Stock..............

Legal Matters.....................................

    Legal Opinion................................
    Legal Proceedings............................

Experts...........................................

Plan of Distribution..............................

Use of Proceeds...................................

Capitalization....................................

Selected Consolidated Financial Data..............

Management's Discussion and Analysis of
Financial Condition and Results of
Operations........................................

Business..........................................

Management........................................

    Executive Compensation.......................

Indemnification...................................

Principal Shareholders............................

Certain Relationships and Related Transactions.

Index to Consolidated Financial Statements........

                        PROSPECTUS SUMMARY

     This summary is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information and financial statements appearing elsewhere in this Prospectus. This offering involves certain investment considerations for prospective investors which are set forth in "DESCRIPTION OF SECURITIES" & " RISK FACTORS".

            The Summit Consolidated Group of Companies

      Summit Securities, Inc.(Summit) was incorporated under the laws of the State of Idaho on July 25, 1990. Its principal executive offices are located at 929 West Sprague Avenue, Spokane WA 99210-2162. Its mailing address is PO Box 2162, Spokane WA 99210-2162 and its telephone number is (509) 838-3111. Summit also maintains an office at 8601 W. Emerald, Ste. 150, Boise, Idaho 83704 and its telephone number is (208)376-8260.

       Where reference herein is intended to include Summit Securities, Inc. and its subsidiaries, they are jointly referred to as the "Consolidated Group". Where reference herein is intended to refer to Summit Securities, Inc. as the parent company only, it is referred to individually as "Summit".

      Summit was founded in 1990 by Metropolitan Mortgage & Securities Co., Inc. (Metropolitan) as a wholly-owned subsidiary. On September 9, 1994, Summit was acquired by National Summit Corp., which is wholly-owned by C. Paul Sandifur, Jr. Mr. Sandifur is President and controlling shareholder of Metropolitan. Accordingly, the change in ownership altered the form of control, but did not result in a change of the individual in control. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

      Between January and June of 1995, Summit acquired MIS and a wholly-owned holding company acquired Old Standard Life Insurance Company (Old Standard) from Metropolitan. In addition, Summit commenced operation of a property development company, Summit Property Development Inc. On December 28, 1995, Old Standard
acquired Arizona Life Insurance Company ("Arizona Life"). See "BUSINESS" & "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

     The Consolidated Group is engaged, nationwide, in the business of acquiring, holding and selling receivables (hereinafter

Receivables). These Receivables include real estate contracts, and promissory notes collateralized by first position liens on residential real estate. The Consolidated Group also invests in Receivables consisting of real estate contracts and promissory notes collateralized by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. The Receivables collateralized by real estate are typically non-conventional in that they were originated as the result of seller financing, or they were originated by institutional lenders who specialize in borrowers with impaired credit histories. See "BUSINESS-Receivable Investments". In addition to Receivables, the Consolidated Group invests in U.S. Treasury obligations, corporate bonds and other securities. See "BUSINESS-Securities Investments".

      The Consolidated Group invests in Receivables using funds generated from Receivable cash flows, the sale of annuities, the sale and securitization of Receivables, the sale of certificates and preferred stock, collateralized borrowing, and securities portfolio earnings. See "BUSINESS-Method of Financing". Metropolitan provides Receivable acquisition services, and Metwest Mortgage Services, Inc. (Metwest) provides Receivable collection and servicing to Summit, Old Standard and to Arizona Life. See "BUSINESS-Receivable Investments" & "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

Definitions:

     For ease of reading, the following is a compilation of several of the defined terms which appear regularly within this document. Also, See "BUSINESS".

Arizona Life:  Arizona Life Insurance Company

Certificates:   Where this term is capitalized  it  refers  to  the
Investment   Certificates   being  offered   herein.    Where   not
capitalized, it refers to certificates generally.

Consolidated  Group:   This term refers to the combined  businesses
consisting of Summit and all subsidiaries.

MIS:  Metropolitan Investment Securities, Inc.

Metropolitan:   Metropolitan  Mortgage  &  Securities  Co.,   Inc.,
Summit's former parent company. Also See "BUSINESS" & "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

Metwest:    Metwest  Mortgage  Services  Inc.,  a   subsidiary   of
Metropolitan.   Also  See "BUSINESS" & "CERTAIN  RELATIONSHIPS  AND
RELATED TRANSACTIONS".

Old Standard:  Old Standard Life Insurance Company.


Preferred Stock: Where this term is capitalized it refers to the Series S-3 Preferred Stock being offered herein. Where it is not capitalized, it refers to preferred stock generally.


Receivables: Investments in cash flows, consisting of obligations collateralized by real estate, structured settlements, annuities, lottery prizes and other investments.

Summit:  Summit Securities, Inc.

Western United: Western United Life Assurance Company, a subsidiary of Metropolitan.

         ORGANIZATIONAL CHART FOR SUMMIT SECURITIES, INC.
       (including subsidiaries, effective December 31, 1996)


                  National Summit Corp.
                          |
                          |
                          |
                          Summit Securities,
                          Inc.
                          |
                          |
-----------------------------------------------
|                         |                   |
Metropolitan              Summit              Summit Group Holding
Investment                Property            Company
Securities     ,               Development,        |
Inc.                      Inc.                |
                                              Old Standard Life
                                              Insurance Company
                                              |
                                              |
                                              Arizona Life
                                              Insurance Company

National Summit Corp.: Parent Company, inactive except as owner of Summit Securities, Inc., Metropolitan Asset Funding, Inc.* and Summit Trading Co.* Wholly-Owned by C. Paul Sandifur, Jr., President of Metropolitan.

Summit   Securities,  Inc.:   Invests  in  Receivables  and   other
investments principally funded by proceeds from investments and securities offerings.

Metropolitan Investment Securities, Inc.: Broker/dealer marketing securities offered by Summit and Metropolitan, mutual funds, and general securities.

Summit   Property   Development,  Inc.:    Provides   real   estate
development services to others, with the principal clients being Metropolitan and its subsidiaries.

Summit Group Holding Company: Inactive except as owner of Old Standard Life Insurance Company.

Old Standard Life Insurance Company: Invests in Receivables and other investments principally funded by proceeds from Receivable investments and from annuity sales.

Arizona  Life  Insurance  Company:   Old  Standard  purchased  this
insurance   company  effective  December  28,  1995.   Invests   in
Receivables and other investments principally funded by proceeds from Receivable investments, and from annuity sales. See "BUSINESS-Recent Developments-Subsidiary Acquisitions".

* Other Subsidiaries:

In addition to the companies shown above, the parent company of Summit, National Summit Corp., has two additional wholly-owned subsidiaries:

Summit Trade Services, Inc.: This company was established in 1995. It operates as a new business venture company. Revenues to date have been negligible. It is principally managed by Philip Sandifur, son of C. Paul Sandifur Jr.

Metropolitan Asset Funding Inc.: This company was established during 1996, as a special purpose subsidiary for the sole purpose of facilitating the transfer of Receivables when they are sold through a securitization.

                           The Offering

INVESTMENT CERTIFICATES:

The Offering . . . . This Certificate offering consists of $40,000,000 in principal of Investment Certificates, Series A, issued at minimum investment amounts, terms, and rates set forth on the cover page of this Prospectus. There is no minimum amount of Certificates which must be sold. Certificates are issued in fully negotiable form. See "DESCRIPTION OF CERTIFICATES".

The Certificates . . . . The Certificates are unsecured indebtedness of Summit. At September 30, 1996, Summit had outstanding approximately $42,824,000 (principal and accrued interest) of certificates and similar obligations and approximately $3,851,000 (principal and accrued interest) of collateralized debt. See "CAPITALIZATION".

Use  of  Proceeds . . . . The proceeds of this Certificate offering will provide funds (in descending order of priority) for Receivable investments, other investments (which may include investments in existing subsidiaries, the commencement of new business ventures, or the acquisition of other companies), retiring maturing certificates, preferred stock dividends, and general corporate purposes. See "USE OF PROCEEDS".

Principal  and  Interest  Payments . . . .  Certificateholders  may
elect to receive interest monthly, quarterly, semiannually or annually (without compounding); or at the election of the Certificateholder, if interest is left with Summit it will compound semiannually until maturity; or, Certificateholders may elect to be paid equal monthly installments of principal and interest pursuant to an amortization schedule. The minimum investment amounts, terms and interest rates on unissued Certificates offered hereby may be changed from time to time by Summit, by way of supplement to this Prospectus but any such change shall not affect any Certificates issued prior to the change. See "DESCRIPTION OF CERTIFICATES-Payment of Principal and Interest".

PREFERRED STOCK:

Offering . . . . This Preferred Stock offering consists of 150,000 shares of Variable Rate Cumulative Preferred Stock, Series S-3 (the "Preferred Stock"), offered at $100 per share, and sold in whole and fractional shares. There is no minimum amount of

Preferred Stock which must be sold. Preferred Stock is issued in book entry form.


Distributions . . . . Distributions on Preferred Stock offered hereunder are cumulative from the date of issuance, and, when and as declared, are payable monthly at the annual rates described on the cover page of this Prospectus based on the price of $100 per share. All preferred stock of Summit including this Preferred Stock is entitled to receive distributions on the same basis. See "DESCRIPTION OF PREFERRED STOCK-Distributions".

Liquidation Rights . . . . In the event of liquidation  of  Summit, the Preferred Stock liquidation rights are $100 per share of Preferred Stock, plus declared and unpaid dividends. The liquidation rights of the Preferred Stock are senior to the common stock of Summit, on parity with the liquidation rights of all other previously issued and outstanding preferred stock and junior to all debts of Summit including Summit's previously issued certificates and the Certificates offered herein. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights".

Redemption:  Upon  Call by Summit . . . . The shares  of  Preferred
Stock are redeemable, in whole or in part, at the option of Summit, upon not less than 30 nor more than 60 days notice by mail, at a redemption price of $100 per share plus any declared but unpaid dividends to the date fixed for redemption. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares".

Redemption: Upon Request of Holder . . . . Subject to certain limitations, Summit may, in its sole discretion and without any obligation to do so, accept share(s) of Preferred Stock for redemption upon the receipt of unsolicited written requests for redemption of share(s) from any holder. Redemption prices in such event will be established by the Board, in its sole discretion, plus, any declared but unpaid dividends. Any such discretionary redemptions will also depend on Summit's financial condition, including its liquidity position. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". Summit, through MIS, intends to use its best efforts to maintain a trading list for holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares" & " RISK FACTORS".

Voting Rights . . . . The holders of Preferred Stock have no voting rights except (i) as expressly granted by the laws of the State of Idaho and (ii) in the event distributions payable on Preferred Stock are in arrears in an amount equal to twenty-four full monthly distributions or more, per share. See "DESCRIPTION OF PREFERRED STOCK-Voting Rights".

Use of Proceeds . . . . The proceeds of this Preferred Stock offering will provide funds (in descending order of priority) for Receivable investments, other investments (which may include investments in existing subsidiaries, and the commencement of new business ventures, or the acquisition of other companies) retiring maturing certificates, preferred stock dividends, and for general corporate purposes. See "USE OF PROCEEDS".

Federal Income Tax Considerations. . . . In the event the Consolidated Group has earnings and profits for federal income tax purposes in any future year, the distributions paid on Preferred Stock in that year will constitute taxable income to the recipient to the extent of such earnings and profits. Management is unable to predict the future character of its distributions. Purchasers are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions".

                                  SUMMIT SECURITIES, INC.
                            SUMMARY CONSOLIDATED FINANCIAL DATA

      The consolidated financial data shown below as of September 30, 1996 and 1995 and for the years ended September 30, 1996, 1995 and 1994 (other than the ratio of earnings to fixed charges and preferred stock dividends) have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial
Condition and Results of Operations appearing elsewhere herein. The financial data shown as of September 30, 1994, 1993 and 1992 and for the years ended
September 30, 1993 and 1992 have been derived from audited financial statements not included herein. The consolidated financial statements as of and for the years ended September 30, 1996, 1995, 1994 and 1993 have been audited by Coopers
& Lybrand L.L.P. The consolidated financial statements as of and for the year ended September 30, 1992 have been audited by BDO Seidman.

                              Three Months Ended                              Year Ended
September 30,
                                       December 31,
                                       (Unaudited)
                                    ------------------          ---------------------------
---------------------------------
                                    1996            1995           1996           1995
1994          1993          1992
INCOME STATEMENT
DATA:

Revenues                  $4,207,683      $3,198,207  $ 14,536,449    $ 9,576,615    $
3,395,252   $ 2,815,624   $ 2,435,843
                           ==========        ==========   ============     ===========
===========   ===========   ===========
Income before
extraordinary item          393,421         120,483     1,244,522    $    587,559    $
264,879   $   283,107   $   611,595
Extraordinary  item  (1)            --               --            --               --
--            --        49,772
                         ----------       ---------   -----------     -----------   --
---------   ----------   -----------
Net   Income                   393,421          120,483      1,244,522         587,559
264,879       283,107       661,367
Preferred Stock
Dividends                    (103,186)         (70,996)      (333,606)       (309,061)
(2,930)          --             --


                         ----------       ---------   -----------     ----------   ---
--------    ----------   -----------
Income Applicable to
Common  Stockholders      $  290,235        $ 49,487  $    910,916    $   278,498    $
261,949   $   283,107   $   661,367
                           ==========         =========   ============     ===========
===========   ===========   ===========

Per Common Share:
Income before
extraordinary
item                      $    29.02        $  4.95   $      91.09    $     27.85    $
13.47   $     14.15   $     30.58
Extraordinary  item  (1)            --              --              --              --
--            --          2.49
                         ----------        -------     ------------    ----------   --
---------  -----------    ----------
Income applicable to
common  stockholders      $    29.02        $  4.95   $      91.09    $     27.85    $
13.47  $     14.15    $     33.07
                           ==========         =======      ============    ===========
===========  ===========   ===========
Weighted average number
of common shares
outstanding                    10,000          10,000          10,000           10,000
19,445         20,000       20,000
                           ==========         =======      ============    ===========
===========    ===========  ==========

Ratio of Earning
to  Fixed  Changes                1.45            1.18            1.40            1.25
1.16           1.24         1.53

Ratio of Earnings
to Fixed Charges
and Preferred Stock
Dividends                        1.29            1.07            1.26             1.11
1.16           1.24         1.53

BALANCE SHEET DATA:
Due from/(to)
affiliated
companies, net            $    (326)    $ (737,362)  $  1,296,290    $(1,960,104)    $
267,735   $ 1,710,743  $  (400,365)
Total   Assets            $118,649,570    $100,558,330    $117,266,680     $96,346,572
$35,101,988   $25,441,605  $17,696,628
Debt Securities
and Other
Debt  Payable            $  45,172,441   $ 39,938,628    $  46,674,841     $38,650,532
$31,212,718   $21,982,078  $14,289,648
Stockholders' Equity   $  6,101,623   $  3,977,424   $  5,358,774    $ 3,907,067     $
3,321,230   $ 3,188,024  $ 2,904,917



(1) Benefit from utilization of net operating loss carryforwards.

                           RISK FACTORS

        Investment in the Certificates and Preferred Stock offered hereby involves a certain degree of risk. Summit believes that all material risks are discussed below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Consolidated Group and this offering before making an investment decision. This Prospectus contains forward-looking statements which involve risk and
uncertainties.        Discussions      containing      such      forward-looking
statements may be found in the material set forth under the "Prospectus Summary", "Risk Factors", "Management's Discussion and
Analysis of Financial Condition and Results of Operations" and "Business" as well as in the Prospectus generally. Actual events or results may differ as a result of various factors including, without limitation, the risk factors set forth below and the matters set forth in the Prospectus generally.

General

       1.     Risk  of  Fluctuation  in  Interest  Rates:   During  the   twelve
month period ending September 30, 1997, more of the Consolidated Group's financial liabilities, principally annuities and certificates, are scheduled to reprice or mature than are its financial assets, principally Receivables and fixed income investments. Consequently, in a falling interest rate environment such as has recently been experienced, the current level of profitability and the fair value of the Consolidated Group's equity would be expected to improve. Conversely, in a rising interest rate environment, the net interest income and the fair value of equity for the Consolidated Group would likely decline. The fair value of equity (as opposed to book value) is the difference
between   the   fair  value  of  all  assets  less  the  fair   value   of   all
liabilities.    The   impact   of  a  change   in   interest   rates   will   be
reflected to the greatest extent in the fair value of assets and liabilities with the longest maturities or time to their scheduled repricing date. Additionally, borrowers tend to repay Receivable loans when interest rates decline and they are able to refinance such loans at lower rates of interest. This factor reduces the
amount   of   interest  to  be  received  over  time  as   loans   with   higher
rates of interest are prepaid more rapidly. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Asset/Liability Management". While interest rates evidenced a fairly stable trend as of the date of this Prospectus, management is unable to forecast with any certainty the fluctuations in interest rates in the future.

     2.     Dependence    upon    Securitization    and    Direct    Sales    of
Receivables: Summit and Old Standard sold pools of Receivables through direct sales in increased volumes during fiscal 1996 compared to prior years. Also, Summit and Old Standard sold first lien position residential and commercial real estate loan Receivables through a securitization for the first time during
1996. The Consolidated Group's profits for fiscal 1996 were substantially benefited by these sales. See "BUSINESS-Receivable Sales". The Consolidated Group's future profits may be substantially impacted by its ability to sell Receivables. Adverse changes in the markets for the Consolidated Group's Receivables, including but not limited to fluctuations in interest rates, increased competition and regulatory changes could impair its ability to sell Receivables. Any such adverse changes could have a material adverse effect upon the Consolidated Group's results of operations and financial condition, including its profitability and liquidity position.

       As   a   result   of   securitizations,  the   Consolidated   Group   has
acquired residual interests in the May and November securitized loan pools. At the close of the November 1996 secuitization the
Consolidated      Group      held      residual      interests       aggregating
approximately $570,000. These residual interests are valued by the Consolidated Group, and accrue interest, based upon assumptions regarding anticipated prepayments, defaults and losses on the securitized Receivables. Although Management believes that it has made reasonable assumptions, actual experience may vary from its
estimates.    The   value  of  the  residual  interests  and   the   amount   of
interest accrued will have been overstated if prepayments or losses are greater than anticipated. See "BUSINESS-Sale of Receivables".

       3. Dependence Upon Metropolitan: All decisions with respect to the day-to-day management of the Consolidated Group will be made exclusively by the officers of the respective companies, many of whom are also employees of Metropolitan and/or its subsidiaries.
The   Consolidated   Group   has  contracted  with  Metropolitan   and   Metwest
to   provide   principally   all   of   the  administrative   services   related
to their Receivable acquisition, servicing and sales. Metropolitan and Metwest charge fees for their services. The fee charged to the Consolidated Group relating to Receivable acquisition activities during the fiscal years ended September 30, 1996, 1995 and 1994 was $1,753,206, $1,967,409 and $681,991, respectively. See "BUSINESS"
& "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

       Management   considers  these  contractual  arrangements   to   be   more
beneficial   to   the   Consolidated  Group   than   incurring   the   cost   to
duplicate these services internally. These contracts do not restrict any of the companies from obtaining these services from
other   sources  and  they  may  be  terminated  at  any  time.    However,   it
is anticipated that these contracts will continue indefinitely. See "BUSINESS" & "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

       The   success  of  the  Consolidated  Groups  operations  depends  to   a
large degree on the business skills of Metropolitan's senior management (C. Paul Sandifur, Jr., President, CEO; Bruce J. Blohowiak, Executive Vice President, COO; Michael Kirk, Senior Vice President-Production; Steven Crooks, Vice President, Controller, Acting CFO; officer titles refer to titles held with Metropolitan)
in,    among    other    things,    underwriting,    servicing    and    selling
Receivables. If for some reason significant members of Metropolitan's management were unable to perform their functions, or left Metropolitan's employ, there can be no assurance that the Consolidated Group could locate capable replacement(s) in a timely fashion. Currently, Metropolitan does not carry key-man insurance coverage, nor does it have any employment agreements with any of the above identified senior management.

       4.     Conflicts  of  Interest:  Many  of  the  officers  and   directors
of Summit and its subsidiaries are also employees of Metropolitan, therefore certain conflicts of interest may arise between the companies. The officers and directors expect to devote as much time as necessary to the affairs of Summit and its subsidiaries. Summit, Old Standard and Arizona Life may compete with Metropolitan and its subsidiaries in the acquisition of Receivables. Summit may compete with Metropolitan for the sale of securities, and Old Standard and Arizona Life may compete with Metropolitan's insurance subsidiary for the sale of annuities. See "BUSINESS" & "COMPETITION" & "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

       On September 9, 1994, Metropolitan sold Summit to National Summit Corp., a holding company wholly-owned by C. Paul Sandifur Jr. During fiscal 1995, Summit purchased MIS and Old Standard from Metropolitan, and commenced operations of Summit Property Development, Inc. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS". Mr. Sandifur is the President and has voting control of Metropolitan. Prior to these transactions, Mr. Sandifur had effective control of Summit and its subsidiaries through his control of Metropolitan. Following these transactions, Mr. Sandifur through

National    Summit   Corp.   continues   to   control   Summit,   and    through
Summit controls Summit's subsidiaries.

       Conflicts   of   interest  are  not  anticipated  to   be   substantially
different   from   those   which  existed  prior  to  these   sales,   such   as
conflicts in the time available to devote to Summit or its subsidiaries and conflicts with respect to securities sales and with respect to the selection of Receivables. Other conflicts may arise in the normal course of business transactions. Such potential additional conflicts cannot currently be identified with any certainty and therefore cannot be quantified at this time.
Purchasers of Certificates and Preferred Stock must, to a great extent, rely on the integrity and corporate fiduciary responsibilities of Summit's current and future officers and directors to assure themselves that they will not abuse their discretion in selecting Receivables for purchase by each company, and in making other business decisions.

      5. Dependence upon Insurance Subsidiary Earnings and Restriction on Subsidiary Dividends: At September 30, 1996, 68% of the Consolidated Group's assets were invested in insurance related assets. Insurance company regulations restrict transfers of assets and the amount of dividends that the insurance subsidiaries may pay. Accordingly, to the extent of such restrictions, assets and earnings of the insurance subsidiaries are not available to Summit without special permission from the respective insurance commissioner in the insurance subsidiary's state of domicile. This
restriction    on   dividends   could   affect   Summit's   ability    to    pay
interest, retire certificates and pay Preferred Stock distributions. The total unrestricted statutory surplus of Old Standard was approximately $194,000 as of September 30, 1996 while Arizona Life had a statutory deficit of approximately $1,196,000 as of September 30, 1996. See "BUSINESS-Regulation" & "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

       6.     Dependence   upon   Leverage   and   The   Need   for   Additional
Financing:    The    Consolidated    Group's    primary    sources    of     new
financing   for   its   operations  are  the  sale  of   annuities,   sale   and
securitization of Receivables and the sale of certificates and preferred stock. See "BUSINESS-Method of Financing" & "MANAGEMENT'S
DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS". The Consolidated Group's principal sources of cash
flow   include   Receivable  payments,  the  sale   of   annuities,   the   sale
of Receivables and the sale of certificates and preferred stock. To the extent Summit's cash flow is insufficient or unavailable for payment of certificates which mature during the period ending
January    31,    1998,    portions   of   the   net    proceeds    from    this
Certificate and

Preferred  Stock  offering  may  be  used  for  such  purpose.   See   "USE   OF
PROCEEDS". Approximately $7,175,000 in principal amount of certificates will mature between February 1, 1997 and January 31,
1998. The majority of Summit's certificates have been sold with a five year maturity. During the fiscal year ended September 30, 1996, its sixth full year of operation, 61% of Summit's maturing certificates were reinvested. The cash flow from the existing assets has been adequate during the past five years to satisfy the
demand   for   payment   of   maturing  certificates.    Summit's   ability   to
repay   its   other   outstanding  obligations,  including  those   created   by
the sale of the securities described herein, may be contingent in part upon the success of future public offerings of certificates and preferred stock.

        The   following   table   summarizes   anticipated   cash   requirements
for principal and interest obligations of Summit's Certificates and other debts payable; and anticipated cash dividend requirements on its preferred stock for the five-year period ending September 30,
2001 based on amounts outstanding at September 30, 1996 and assuming no reinvestment of maturing debentures:

                                         OTHER    PREFERRED
    Fiscal Year Ending    DEBENTURE       DEBT      STOCK
       September 30,        BONDS       PAYABLE   DIVIDENDS         TOTAL
     ___________________    _________   _______  _________         ______
                                      (Dollars in Thousands)
             1997            $7,748      $3,828      $  392       $11,968
             1998            11,501          14         392        11,907
             1999            10,582          13         392        10,987
             2000             8,779           2         392         9,173
             2001            15,062           2         392        15,456
                            --------     ------       ------      -------
                            $53,672      $3,859      $1,960       $59,491
                            =======      ======       ======      =======


   7. Risk of Fluctuation in Life Insurance and Annuity Termination
Rates: An increase in the number of annuity policy terminations will tend to negatively impact the insurance subsidiaries' earnings (and in turn the Consolidated Group's earnings) by requiring the expensing of unamortized deferred costs related to policy surrenders. At September 30, 1996, deferred policy acquisition costs on annuities were approximately 6.2% of annuity reserves. Surrender charges typically do not exceed 1% times the years of the initial annuity contract times the annuity contract balance at the contract's inception, and such surrender charges decline annually from  that  rate. Annuity termination rates adjusted  for  internal rollovers were 11.7% during fiscal 1996. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" & "Note 13, Consolidated Financial Statements".

     8.   Risks Related to Investments in Receivables:

     Receivables Collateralized by Real Estate, Risk of Fluctuation in Collateral Value and Economic Conditions: The Consolidated Group is engaged in the purchase of Receivables which include Receivables collateralized by real estate. See "BUSINESS-Receivable Investments". All such Receivable investments are subject to a risk of payment default and loss in the event of foreclosure. The risk of default and loss can be affected by changes in economic conditions, property values, changes in zoning, land use, environmental laws and other legal restrictions, including restrictions on timing and methods of foreclosure. There is no assurance that these Receivables will be paid according to their terms, or that property values will be adequate to preclude loss in the event of a foreclosure. The Consolidated Group's underwriting is currently provided through Metropolitan. Metropolitan's investment underwriting procedure includes a review of demographics, market trends, property value, economy, and the buyer's credit. Through Metropolitan, the Consolidated Group buys these Receivables nationwide, allowing it to diversify its investments geographically into areas where the market trends and economic conditions may be favorable. Management believes that these procedures minimize the risk of default or loss in the event of foreclosure. However, there is no assurance that these procedures will be effective.

      Investments in Other Receivables Risks of Default: In addition to the purchase of Receivables collateralized by real estate, the Consolidated Group, through Metropolitan, is engaged nationwide in the purchase of other types of Receivables including the purchase of annuities issued in the settlement of disputes, other types of annuities, lottery prizes, and other investments. All such Receivables are subject to the risk of default by the payor (frequently an unrelated insurance company, or in the case of lotteries, a state government). Unlike Receivables collateralized by real estate, these Receivables are generally not collateralized by a specific asset. The Consolidated Group's underwriting is currently provided through Metropolitan. Metropolitan's investment underwriting procedures vary with the type of investment and generally include: a review of the credit rating of the payor and other relevant factors designed to evaluate the risk of the particular investment. Management believes that these procedures minimize the risk of default and loss in the event of a default.
However, there is no assurance that these procedures will be effective to minimize the occurrence of any default. See "BUSINESS-Receivable Investments".

      As of September 30, 1996, the Consolidated Group's Receivable investments consisted of the following:

     Percent              Type of Receivable
     _______              __________________

     87%                  Receivables collateralized by Real Estate
      8%                  Annuities
      5%                  Lotteries and Loans collateralized by
                            Lotteries

As of September 30, 1996, the Consolidated Group's Receivable investments collateralized by real estate were principally located in the following regions:

     Percent              Region
     -------             ------
     22%            Pacific  Northwest (Washington, Alaska, Oregon,
                     Idaho and Montana)
     25%             Pacific Southwest (California, Nevada and
                         Arizona)
     15%             Southwest (Texas, Louisiana and New Mexico)
      9%             Southeast  (Florida, Georgia,  North  Carolina
                         and South Carolina)
     29%          Other areas  (of  which  no  more  than  3%  were
                         located in any one state)

9. Risk Related to Environmental Conditions and Regulations: In the course of its business, the Consolidated Group acquires
properties,  generally  through  foreclosure.   Various  state  and
federal laws and regulations impose liability upon the owner and previous owner of property on account of hazardous waste or substances released onto or disposed of on property. As a result, the owner or former owner may be liable to the government or a third party for the clean up costs. The costs of investigation, remediation and removal can be substantial. While the Consolidated Group endeavors to avoid the acquisition of Receivables or properties which may be contaminated, there can be no assurance that significant losses could not be incurred due to environmental contamination.

Relative to Certificates

      1. Lack of Indenture Restrictions on Operations and Ability to Incur Additional Indebtedness: The Indenture pursuant to which the Certificates are issued does not restrict Summit's ability to issue additional certificates or to incur other unsecured or collateralized debt. Neither does the Indenture require Summit to maintain any specified financial ratios, minimum net worth, minimum working capital or a sinking fund. The Certificates are senior in liquidation to all outstanding equity securities of Summit, are subordinate to Summit's collateralized debt and are on a parity with all other outstanding certificates, unsecured accounts payable and other unsecured accrued liabilities. As of September 30, 1996, Summit had approximately $3,851,000 of collateralized debt and related accrued interest. Also as of September 30, 1996, the principal and compound and accrued interest on Summit's outstanding certificates was approximately $42,824,000.

     2. Absence of Insurance and Guarantees: The Certificates are not insured by any governmental agency (as are certain investments in financial institutions such as banks, savings and loans or credit unions) nor are they guaranteed by any public agency or private entity. It should also be noted that Summit is not subject to any generally applicable governmental limitations on its own borrowing. In these respects, Summit is similar to other commercial enterprises which sell debt to public investors, but dissimilar to those financial institutions providing insurance against the risk of loss to investors. The investment risk of the Certificates is thus higher than the risk incurred by investors in such insured financial institutions.

      3.    Term  Investment/Absence of a  Trading  Market/Lack  of
Liquidity: There is no trading market for the Certificates, and it is not anticipated that one will develop. The Certificates are not subject to redemption prior to maturity. Prepayments pursuant to the "prepayment on death" provision or upon mutual agreement between Summit and a Certificateholder will not constitute redemptions.

Prospective investors should carefully consider their needs for liquidity before investing in the Certificates and upon investing, should be prepared to hold the Certificates until maturity. See "DESCRIPTION OF SECURITIES-Description of Certificates".

Relative to Preferred Stock

       1. Risks Related to Lack of Liquidity and Limited Marketability of Shares: The Preferred Stock is not listed, nor does management anticipate applying for a listing on any national or regional stock exchange and no independent public market for Preferred Stock is anticipated. The broker/dealer for this offering, MIS, operates a trading list to match buyers and sellers of Summit's preferred stock. Summit will use its best efforts to maintain the availability of this listing for the Preferred Stock offered hereunder. With limited exceptions, Summit has established a policy that all preferred shareholders must place their shares for sale on the trading list for 60 consecutive days before Summit will entertain a request for redemption. There is no assurance that the shares will be sold within the 60 day period. There is no assurance that Summit will redeem the shares if they have not sold within the 60 day period. Therefore, a prospective purchaser should not rely on this trading list or Summit's discretionary redemption provisions as assurance that such shares could ever be sold or redeemed. There can be no assurance that this system will continue to operate, or that it will provide liquidity comparable to securities traded on a recognized public stock exchange. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares".

       2.     Limitations   on  Redemption  and   Restrictions   on
Distributions: Preferred Stock is designed as a long-term investment in the equity of Summit, not as a short-term, liquid investment. The Preferred Stock is redeemable under limited circumstances solely at the option of Summit. In addition, Summit may not purchase or acquire any shares of Preferred Stock in the event that cumulative dividends thereon have not been paid in full except pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". Summit is restricted from making distributions on Preferred Stock in the event that any distributions to which the holders of other Series of preferred stock are entitled to and have not been paid. See "DESCRIPTION OF PREFERRED STOCK-Distribution".

      3. Subordination and Liquidation Rights: The liquidation preference of Preferred Stock offered herein is $100 per share. In the event of liquidation of Summit, all shares of Series S Preferred Stock, including shares of additional sub-series which may subsequently be authorized and sold, are on a parity. Preferred Stock is subordinate to all outstanding debt of Summit including its Certificates. Preferred Stock is preferred in liquidation to Summit's common stock. As of September 30, 1996, total assets of Summit were approximately $117,267,000 and the total liabilities of Summit ranking senior in liquidation preference to Preferred Stock were approximately $111,908,000, and the total liquidation preference of all outstanding shares of Series S preferred stock was approximately $4,131,000.

      The preference in liquidation would not necessarily be applicable to terms afforded Preferred Stock in the event of other extraordinary corporate events such as the sale of substantially all its assets, capital restructuring, merger, reorganization and bankruptcy. The outcome in such events could be subject to negotiation among all interested parties and/or court determinations and are not presently determinable. In such circumstances, Preferred Stock would not necessarily enjoy any preference over terms available to common stock, or even be as favorable.

     4. Control by Common Shareholders/Lack of Voting Rights: The Common Stock is the only class of Summit's stock carrying voting rights. Common stockholders now hold, and upon completion of this offering will continue to hold, effective control of Summit except as described below. The Board resolution authorizing the Preferred Stock provides that in the event distributions payable on any shares of preferred stock, including the Preferred Stock offered hereunder, are in arrears in an amount equal to twenty-four full monthly dividends or more per share, then the holders of Preferred Stock and all other outstanding preferred stock shall be entitled to elect a majority of the Board of Directors of Summit. Preferred Stock shareholders may also become entitled to certain other voting rights as required by law. See "DESCRIPTION OF PREFERRED STOCK-Voting Rights".

      5.    Possible Redemption/Call of Preferred Shares by Summit:
The Preferred Stock is redeemable upon call by Summit, in its sole discretion, at any time at a price of $100 per share plus any
declared  and  unpaid  dividends.   If  fewer  than  all   of   the
outstanding shares are redeemed, Summit may determine the Shares to redeem in its sole discretion. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares".

      6. Federal Income Tax Considerations: Under the current Federal Income Tax Code, to the extent that Summit may not have current or accumulated earnings and profits as computed for federal income tax purposes, Summit believes that distributions made with respect to Preferred Stock would be characterized as tax free returns of capital for federal income tax purposes. Summit is unable to predict the future character of its distributions, but will report annually to shareholders regarding the tax character of the prior years distributions. In addition, as each Preferred Shareholders' individual tax circumstance is unique, Preferred Shareholders are advised to consult their own tax advisors each year with respect to their individual federal income tax treatment of distributions. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions".

                    DESCRIPTION OF SECURITIES

Description of Certificates

      The Certificates will be issued under an Indenture, as amended, dated as of November 15, 1990. The following statements under this caption relating to the Certificates and the Indenture are summaries and do not purport to be complete. Such summaries are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the principal office of Summit.

General

      The Certificates will represent general unsecured obligations of Summit and will be issued in fully negotiable form without coupons, in fractional denominations of $0.01 or more. The Certificates will have the minimum investment amounts, maturities and the interest rates set forth on the cover page of this Prospectus. The stated interest rates, maturities, and minimum investment amounts of unissued Certificates may be changed at any time by Summit by way of supplement to this Prospectus. Any such change will have no effect on the terms of the previously sold Certificates.

      Certificates may be transferred or exchanged for other Certificates of the same series of a like aggregate principal amount, subject to the limitations set forth in the Indenture. No service charge will be made for any transfer or exchange of

Certificates. Summit may require payment of taxes or other governmental charges imposed in connection with any such transfer or exchange. Interest will accrue at the stated rate from the date of issue until maturity. The Certificates are not convertible into capital stock or other securities of Summit.

      The Certificates are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision described below or in limited circumstances involving an investor's demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering. Summit may, in its sole discretion, entertain a request for an early payout of a Certificate upon terms mutually agreed to by the holder of the Certificate and Summit. Such early payout requests, when received, are reviewed in the order received and are subject to review by Summit's executive management.

Payment of Principal and Interest

     Interest will be payable to the Certificateholder(s) under one of several plans of interest payment. The purchaser may elect to have interest paid on a monthly, quarterly, semiannual or annual basis, without compounding; or may elect to leave the accrued interest with Summit in which case it will compound semiannually at the stated interest rate. Certificateholders make the interest payment election at the time of purchase of the Certificates. The interest payment election may be changed at any time by written notice to Summit. Under the compounding option, the Certificateholder(s), upon written notice to Summit, may withdraw the interest accumulated during the last two completed semiannual compounding periods as well as the interest accrued from the end of the last compounding period to the date Summit receives the notice. Amounts compounded prior to the last two completed compounding periods are available only at maturity.

     Alternatively, at the election of the Certificateholder at the time of investment, and subject to the minimum term and investment requirements set forth on the cover page of this Prospectus, level monthly installments comprised of principal and interest will be paid to the Certificateholder commencing 30 days from the issue date of the Certificate until maturity. The amount of each installment will be determined by the amortization term designated by the Certificateholder at the time the Certificate is purchased.

      Certificateholders will be notified in writing approximately 30 days prior to the date their Certificates will mature. The amounts due on maturity are placed in a separate bank trust account until paid to the Certificateholder(s). Certificates do not earn interest after the maturity date. Unless otherwise requested by the Certificateholder, Summit will pay the principal and accumulated interest due on the matured certificate to the Certificateholder(s) at Summit's main office, or by mail to the address designated by the Certificateholder(s).

Prepayment on Death

      In the event of the death of a registered owner of a Certificate, any party entitled to receive some or all of the proceeds of the Certificate may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of such portion. No interest penalties will be assessed. Any request for prepayment shall be made to Summit in writing and shall be accompanied by the Certificate and evidence satisfactory to Summit of the death of the registered owner or joint registered owner. Before prepayment, Summit may require the submission of additional documents or other material which it may consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in Summit's discretion, it considers necessary to the fulfillment of its obligations.

Related Indebtedness

      The Indenture pursuant to which the Certificates are issued does not restrict Summit's ability to issue additional Certificates or to incur other debt. The Indenture does not require Summit to maintain any specified financial ratios, minimum net worth or minimum working capital. Certificates will not be guaranteed or insured by any governmental or private agency. The Certificates offered hereby are senior in liquidation to all outstanding equity securities of Summit. They are subordinate to Summit's collateralized debt and are on a parity with all other outstanding certificates, unsecured accounts payable and accrued liabilities. The amount of outstanding certificates on September 30, 1996, (including compound and accrued interest) was approximately $42,824,000. There are no limitations on Summit's ability to incur collateralized debt. Collateralized debt outstanding on that date of approximately $3,851,000 (principal and accrued interest) consisted primarily of reverse repurchase agreements, with various securities brokers, collateralized by U.S. Treasury bonds.

Concerning the Trustee

      West One Bank ("West One")was the Indenture Trustee until April 24, 1996, when West One resigned and First Trust National Association was appointed successor Trustee ( "First Trust" or the "Trustee"). Management has been informed by West One that the reason for the resignation was its business decision to discontinue Trust services. First Trust has assumed all of the duties and obligations of the trustee as set forth in the Trust Indenture, as amended. The Trustee, is obligated under the Indenture to oversee, and if necessary, to take action to enforce fulfillment of Summit's obligations to Certificateholders. The Trustee is a national banking association headquartered in Seattle, with a combined capital and surplus in excess of $100 million. Summit and certain of its affiliates may maintain deposit accounts with and may, from time to time, borrow money from the Trustee and conduct other banking transactions with it. At September 30, 1996 and as of the date of this Prospectus, no loans from the Trustee were outstanding. In the event of default, the Indenture permits the Trustee to become a creditor of Summit and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

Rights and Procedures in the Event of Default

      Events of default include the failure of Summit to pay interest on any Certificate for a period of 30 days after it becomes due and payable; the failure to pay the principal or any required installment thereof of any Certificate when due; the failure to perform any other covenant in the Indenture for 60 days after notice; and certain events in bankruptcy, insolvency or reorganization with respect to Summit. Upon the occurrence of an event of default, either the Trustee or the holders of 25% or more in principal amount of Certificates then outstanding may declare the principal of all the Certificates to be due and payable immediately.

     The Trustee must give the Certificateholders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The Trustee may withhold such notice if it determines in good faith that such withholding is in the best interest of the Certificateholders, except if the default consists of failure to pay principal or interest on any Certificate.

      Subject to certain conditions, any such default, except failure to pay principal or interest when due, may be waived by the holders of a majority (in aggregate principal amount) of the Certificates then outstanding. Such holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any power conferred on the Trustee, except as otherwise provided in the Indenture. The Trustee may require reasonable indemnity from holders of Certificates before acting at their direction.

      Within 120 days after the end of each fiscal year Summit must furnish to the Trustee a statement of certain officers of Summit concerning their knowledge as to whether or not Summit is in default under the Indenture.

Modification of the Trust Indenture

     Certificateholders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts of Certificates, and 66 2/3% of each series affected. In general, no adverse modification of the terms of payment and no modification reducing the percentage of Certificates required for modification is effective against any Certificateholder without his or her consent.

Restrictions on Consolidation, Merger, etc.

      Summit may not consolidate with or merge into any other corporation or transfer substantially all its assets unless either Summit is the continuing corporation formed by such consolidation, or into which Summit is merged, or the person acquiring by conveyance or transfer of such assets shall be a corporation organized and existing under the laws of the United States or any state thereof which assumes the performance of every covenant of Summit under the Indenture and certain other conditions precedent are fulfilled. The Indenture contains no other provisions or covenants which afford holders of the Certificates special protection in the event of a highly leveraged buyout transaction.

DESCRIPTION OF CAPITAL AND COMMON STOCK

      As of the date of this prospectus the authorized capital of Summit consists of 2,000,000 shares of Common Stock ($10 par value), and 10,000,000 shares of Series S Preferred Stock ($10 par value), from which 185,000 shares of Series S-1, 159,500 shares of Series S-3 and 80,000 shares of Series S-RP have been authorized. See "Consolidated Financial Statements".

DESCRIPTION OF PREFERRED STOCK

      This offering consists of 150,000 shares of Variable Rate Cumulative Preferred Stock, Series S-3 (hereinafter referred to as "Preferred Stock"). All of the shares of Preferred Stock offered by Summit, hereby, when issued and sold against the consideration set forth in this Prospectus will be validly issued, fully paid and nonassessable. The relative rights and preferences of Preferred Stock have been fixed and determined by the Board of Directors of Summit and are set forth in the Preferred Stock Authorizing Resolution (the "Authorizing Resolution"). Preferred Stock is
issued in Book Entry form. Investments in Preferred Stock are evidenced by receipts and not by negotiable stock certificates.

      The following statements relating to the Preferred Stock are summaries and do not purport to be complete and are qualified in their entirety by reference to the Authorizing Resolution, a copy of which has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part, and is available for inspection at the principal office of Summit.

Distributions

      Distributions on Preferred Stock are cumulative and are to be declared monthly on the first business day of the month payable to the shareholders of record as of the fifth calendar day of each month. Distributions are to be paid in cash on the twentieth calendar day of each month in an amount equal to the offering price of $100 per share multiplied by the distribution rate divided by
twelve.   The  distribution rate will be the "Applicable  Rate"  as
defined herein subject to the authority of Summit's Board of Directors to authorize, by resolution, a higher rate.

     The Applicable Rate for any monthly distribution period cannot be less than 6% or greater than 14% per annum. The Applicable Rate for any monthly distribution period shall be (i) the highest of the three-month U.S. Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Twenty-Year Constant Maturity Rate (each as more fully described in the Authorizing Resolution), (ii) plus one half of one percentage point. Each of the above three rates shall be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on Preferred Stock is being determined. Should Summit determine in good faith that one or more of such rates cannot be determined for any distribution period, then the Applicable Rate of such period shall be the higher of whichever of such rates can be so determined, plus one half of one percentage point. Should Summit determine in good faith that none of such rates can be determined for any distribution period, then the Applicable Rate in effect for the preceding distribution period shall be continued for such distribution period. The distribution rate for each monthly distribution period shall be calculated as promptly as practical by Summit. Summit will cause notice of the distribution rate to be enclosed with the next mailed distribution payment check. In making such calculation, the 3-month U.S. Treasury Bill Rate, Ten-Year Constant Maturity Rate and Twenty-Year Constant Maturity Rate shall each be rounded to the nearest five hundredths of a percentage point.

     Prior to the effective date of this Prospectus, Summit's Board of Directors had adopted a resolution to authorize a distribution rate on the Preferred Stock at two percentage points higher than the Applicable Rate. Such higher distribution rate will continue from month to month until the Board elects to terminate it. The Board may increase, decrease or eliminate the additional points at any time, in its sole discretion.

Restrictions on Distributions

      Summit may not declare or pay a distribution on any share of Preferred Stock for any distribution period unless, at the same time, a like distribution shall be declared or paid on all shares of preferred stock then issued and outstanding and entitled to receive distributions. See "CAPITALIZATION".

      So long as any shares of Preferred Stock are outstanding, and unless the full cumulative dividends on all outstanding preferred shares shall have been paid or declared and set apart for all past dividend periods, Summit may not: (i) declare or pay or set aside for payment any dividend (other than a dividend in common stock or in any other stock ranking junior to Preferred Stock as to dividends and upon liquidation and other than as provided in the foregoing paragraph); (ii) declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with Preferred Stock as to dividends or upon liquidation; or
(iii) redeem, purchase or otherwise acquire common stock or any other stock of Summit ranking junior to or on a parity with Preferred Stock as to dividends or upon liquidation for any consideration (or pay or make available any funds for a sinking fund for the redemption of any shares of any such stock) except by conversion into or exchange for stock of Summit ranking junior to Preferred Stock as to dividends and upon liquidation.

      Summit may make distributions ratably on the shares of Preferred Stock and shares of any stock of Summit ranking on a parity therewith with regard to the payment of dividends, in accordance with the sums which would be payable on such shares if all dividends, including accumulations, if any, were declared and paid in full. As of the date hereof, no dividends on Summit's preferred stock are in arrears. No interest will be paid for or on account of any unpaid dividends.

Liquidation Rights

      In the event of any voluntary or involuntary liquidation, dissolution or winding up of Summit, the holders of shares of
Preferred Stock will be entitled to receive out of the assets of Summit available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any stock of Summit ranking, upon liquidation, junior to Preferred Stock, liquidating distributions in the amount of $100 per share plus declared and unpaid dividends. Preferred Stock is junior in liquidation to outstanding debt of Summit. As of September 30, 1996, the total liabilities of Summit ranking senior in liquidation preference to Preferred Stock were approximately $111,908,000. Obligations ranking on a parity with Preferred Stock upon liquidation (i.e. the total liquidation preference of the outstanding shares of all previously issued series of preferred stock) as of September 30, 1996 were approximately $4,131,000. There are no limitations on Summit's ability to incur additional secured or unsecured indebtedness. See "CAPITALIZATION" & " Risk Factors".

      The Preferred Stock Authorizing Resolution provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Summit's property or assets to, or its consolidation or merger with, any other corporation shall not be deemed to be a liquidation, dissolution or winding up of Summit. If, upon any voluntary or involuntary liquidation, dissolution or winding up of Summit, the amounts payable with respect to Preferred Stock and any other shares of stock of Summit ranking as to any such distribution on a parity with Preferred Stock are not paid in full, the holders of Preferred Stock and of such other shares will share ratably in any such distribution of assets of Summit in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by Summit.

Redemption of Shares

      Upon call by Summit: . . . Subject to regulatory restrictions affecting redemptions during an offering, the shares of Preferred Stock are redeemable, in whole or in part, only at the option of Summit at a redemption price of $102 per share if redeemed prior to December 31, 1997 and $100 per share if redeemed anytime after December 31, 1997 plus in each case declared and unpaid dividends to the date fixed for redemption. In the event that fewer than all of the outstanding shares of Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by Summit and the shares to be redeemed shall be determined by such method as Summit, in its sole discretion, deems to be equitable.



      Discretionary Redemption Upon Request of the Holder: . . . As provided in the Preferred Stock Authorizing Resolution, the shares of Preferred Stock are not redeemable at the option of the holder. If, however, Summit receives an unsolicited written request for redemption of shares from any holder, Summit may, in its sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, accept such shares for redemption. Such redemption requests are reviewed in the order received, and are subject to review by Summit's executive management. Any shares so tendered, which Summit in its discretion, allows for redemption shall be redeemed by Summit directly, (and not from or through a broker or dealer), at a price established by the Board, from time to time, in its sole discretion plus any declared but unpaid dividends.

      There can be no assurance that Summit's financial condition will allow it to exercise its discretion to accept any particular request for redemption of Preferred Stock. Summit will not redeem any such shares tendered for redemption if to do so would, in the opinion of Summit's management, be unsafe or unsound in light of Summit's financial condition (including its liquidity position); if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or if payment of any dividend on Preferred Stock or share of any stock of Summit ranking at least on a parity therewith is in arrears as to dividends. In the event that cumulative dividends on Preferred Stock have not been paid in full, Summit may not purchase or acquire any shares of Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock.

      The Preferred Stock is not expected to be traded on any national or regional stock exchange and no independent public market for Preferred Stock is anticipated. Management does not anticipate applying for a listing for such public trading. The broker-dealer for this offering, MIS, maintains a trading list to match buyers and sellers of preferred stock. Summit will use its best efforts to maintain the availability of this listing for the Preferred Stock offered hereunder following completion of this offering. With limited exceptions, Summit has established a policy that all preferred shareholders including holders of the Preferred Stock offered herein, must place their shares for sale on the trading list for 60 consecutive days before Summit will entertain a request for redemption. See "RISK FACTORS".

Voting Rights

     The Preferred Stock has no voting rights except as provided in the Authorizing Resolution and except as required by Idaho State Law regarding amendments to Summit's Articles of Incorporation which adversely affect holders of such shares as a class and requires approval of a majority of the outstanding shares entitled to vote.

      The Authorizing Resolution provides that holders of Preferred Stock, together with the holders of Summit's other preferred stock hereafter authorized, voting separately and as a single class, shall be entitled to elect a majority of the Board of Directors of Summit in the event that distributions payable on any shares of Preferred Stock shall be in arrears in an amount equal to twenty-four full monthly dividends or more per share. Such right will continue until all distributions in arrears have been paid in full.

Federal Income Tax Consequences of Distributions

       The following discussion of the federal income tax consequences of distributions is based upon the Internal Revenue Code of 1986 as amended (the "Code"), existing Treasury regulations, current published administrative positions of the Internal Revenue Service

(the "Service") contained in revenue rulings, revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any such changes may or may not be retroactive with respect to transactions effected prior to the date of such changes.

      Distributions made to the holders of Preferred Stock will either be taxable or not depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Summit as calculated for federal income tax purposes. To the extent, if any, that distributions made by Summit to the holders of Preferred Stock exceed current and accumulated earnings and profits of Summit, such distributions will be treated first as a tax-free return of capital, reducing the holder's basis in Preferred Stock (not below zero) and thereafter as capital gains (provided Preferred Stock is held by the holder as a capital asset).

      Summit believes that the majority of the distributions on its outstanding common and preferred stock were tax free returns of capital for federal income tax purposes in calendar 1994, and were taxable for 1995 and 1996. Summit is currently unable to predict the character of its distributions for future years, but as required by the Code, will report annually to shareholders regarding the tax character of the prior years distributions.

      Each Preferred Shareholder's individual tax circumstance is unique; accordingly, Preferred Shareholders are advised to consult their own tax advisor with respect to the income tax treatment or any distribution made with respect to the Preferred Stock.

      Distributions paid with respect to Preferred Stock, whether deemed to be dividends, return of capital, or capital gains for federal income tax purposes will result in the same federal income tax consequences to Summit as other payments of dividends. These distributions are not deductible by Summit under current tax law. Additionally, distributions to foreign taxpayers are subject to special rules not discussed herein.

Relative Rights of Common Stock

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to the rights of preferred shareholders, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available, and upon liquidation or dissolution of Summit are entitled to receive all assets available for distribution to common shareholders. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable. Currently, National Summit Corp. holds 100% of the Common Stock of Summit. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".


Transfer Agent and Registrar

     Metropolitan acts as Transfer Agent and Registrar for Summit's Certificates and capital stock, including its Preferred Stock.


                           LEGAL MATTERS

                          LEGAL OPINION

      The legality of the Certificates and Preferred Stock being offered hereby is being passed upon for Summit by Susan A. Thomson, Esq., who is Assistant Corporate Counsel for Summit and also employed by Metropolitan as its Assistant Corporate Counsel and Vice President.

                        LEGAL PROCEEDINGS

      There are no material legal proceedings or actions pending or threatened against Summit, or to which its property is subject.

                              EXPERTS

     The consolidated balance sheets of Summit and its subsidiaries as of September 30, 1996 and 1995 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996 included in this Prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph describing changes in the method of accounting for impaired loans in fiscal 1996, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                       PLAN OF DISTRIBUTION

      The Certificates and Preferred Stock are offered directly to the public on a continuing best efforts basis through MIS which is a subsidiary of Summit. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the Certificates or Preferred Stock. A commission will, however, be paid by Summit on most Certificate purchases in the maximum amount of 6% of the Certificate price, depending on the term of the Certificate and whether or not the transaction is a reinvestment or new purchase. A commission in the maximum amount of 6% of the offering price will also be paid by Summit on most Preferred Stock purchases. Summit also pays certain advertising and marketing costs related to the sales of Certificates and Preferred Stock. Such costs are not expected to exceed approximately $400,000. Certificates are offered only for cash or cash equivalents. Preferred Stock is offered for cash or other consideration acceptable to Summit as determined by the Board of Directors. MIS will transmit such funds or other consideration directly to Summit by noon of the next business day after receipt. Summit will also pay certain other expenses in connection with the offering. During the three fiscal years ended September 30, 1996, MIS received commissions of $1,005,887 from Summit on sales of approximately $33,470,000 of Summit's certificates and preferred stock.

      MIS is a member of the National Association of Securities Dealers, Inc. (NASD). As such, NASD Rule 2720 (formerly Schedule
E) applies and requires, in part, that a qualified independent underwriter be engaged to render an opinion regarding the fairness of the interest rates to be paid on the Certificates and the fairness of the pricing of the Preferred Stock offered through this Prospectus. Accordingly, MIS has obtained an opinion from Welco Securities, Inc., an NASD member, ("Welco") that the interest rates on the Certificates using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions meets this fairness objective based on conditions and circumstances existing as of the date of the Prospectus. A similar opinion has been obtained from Welco, which states that the offering price of the Preferred Stock meets the fairness objective based on conditions and circumstances, existing as of the date of the Prospectus. Summit undertakes to maintain the interest rates on Certificates no lower than those recommended by Welco based on the formula. Accordingly, the yield at which the Certificates will be distributed will be no lower than that recommended by Welco and the price offered for the Preferred Stock will be no higher than Welco would have independently recommended. Welco has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the Certificates and Preferred Stock offered hereunder, Welco is to be paid $45,000 in fees and $10,000 in non-accountable expenses plus its accountable expenses, which are not expected to exceed $2,500.

      The Registrant has agreed to indemnify Welco, against or make contributions to Welco with respect to certain liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

     There is not now and Summit does not expect that there will be a public trading market for the Certificates or Preferred Stock in the future. MIS does not intend to make a market for the Certificates or Preferred Stock. However, MIS undertakes to maintain a list of persons willing to sell or purchase outstanding series of preferred stock of Summit. Summit will use its best efforts to maintain the availability of this listing for Preferred Stock offered hereunder following completion of this offering. See " RISK FACTORS- Risk Related to Lack of Liquidity and Limited Marketability of Shares".

     MIS may enter into selected dealer agreements with and reallow to certain dealers who are members of the NASD, and certain foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of Certificates and Preferred Stock sold by such dealers. After the commencement of the offering, the commissions and reallowances, if any, may be lowered.

USE OF PROCEEDS

Certificate Proceeds . . . . If all of the Certificates  are  sold,
Summit expects net proceeds from this Certificate offering of $37,600,000 to $40,000,000 before deducting offering expenses estimated at $570,000 (combined total for both Certificates and Preferred Stock) and after sales commissions. There can be no assurance, however, that any of the Certificates can be sold. Sales commissions will range up to $2,400,000 (6%) depending on maturities of Certificates sold and whether sales are reinvestments or new purchases. See "BUSINESS-Method of Financing".

Preferred  Stock Proceeds . . . .If all of the Preferred  Stock  is
sold, Summit expects net proceeds from this Preferred Stock offering of $14,100,000 to $15,000,000 before deducting offering expenses estimated at $570,000 (combined total for both Certificates and Preferred Stock) and after sales commissions of up to $900,000 (6%), assuming all of the Preferred Stock is sold. There can be no assurance, however, that any of the Preferred Stock can be sold. See "BUSINESS-Method of Financing".

      In conjunction with the other funds available to it through operations and/or borrowings, Summit will utilize the proceeds of the Certificates and Preferred Stock offerings for the following purposes, which are shown in their descending order of priority:
Funding investments in Receivables, and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures and the acquisition of other companies. The Consolidated Group continues to evaluate possible acquisition candidates. Presently there are no commitments or agreements for material acquisitions. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing certificates through the period ending January 31, 1998, proceeds of this offering may be used for retiring maturing certificates, preferred stock dividends and for general corporate purposes (debt service, and other general operating expenses). Approximately $7,175,000 in principal amount of debt securities will mature between February 1, 1997 and January 31, 1998 with interest rates ranging from 6.5% to 10% and averaging approximately 8.5% per annum. See Note 8 to the Consolidated Financial Statements & " RISK FACTORS".

      Management anticipates that some of the proceeds of this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar short-term investments until used as stated above. Due to Summit's inability to accurately forecast the total amount of Certificates or Preferred Stock to be sold pursuant to this offering, no specific amounts have been allocated for any of the foregoing purposes.

      In the event substantially less than the maximum proceeds are obtained, Summit does not anticipate any material changes to its planned use of proceeds from those described above.

                          CAPITALIZATION

      The following table sets forth the capitalization of the Consolidated Group at September 30, 1996:

DEBT PAYABLE


Reverse repurchase agreements
with various securities brokers,
interest at 5.9% per annum; due
on October 1, 1996; collateralized
by $3,900,000 in U.S. Treasury bonds                 $  3,802,500

Real estate contracts and
mortgage notes payable
7% to 8.5%, due 1996 to 2002                               37,875
                                                      -----------
Total Debt Payable                                      3,840,375
                                                      -----------

INVESTMENT CERTIFICATES

Investment Certificates,
Maturing 1996 to 2001,
at 6% to 10%                                           38,444,707
Compound and accrued interest                           4,379,164
                                                      -----------
Total Investment Certificates                          42,823,871
                                                      -----------
STOCKHOLDERS' EQUITY
Preferred Stock, $10 par:
10,000,000 shares authorized;
41,312 shares issued and
outstanding (liquidation preference
$4,131,170)                                              413,117

Common Stock, $10 par:
2,000,000 shares authorized;
10,000 shares issued and
outstanding                                              100,000


Additional paid-in capital                             2,269,137
Retained earnings                                      2,586,654
Net unrealized losses
on investments                                           (10,134)
                                                      ----------
Total Stockholders' Equity                             5,358,774
                                                      ----------
Total Capitalization                                 $52,023,020
                                                      ==========

                                  SUMMIT SECURITIES, INC.
                            SELECTED CONSOLIDATED FINANCIAL DATA

      The consolidated financial data shown below as of September 30, 1996 and 1995 and for the years ended September 30, 1996, 1995 and 1994 (other than the ratio of earnings to fixed charges and preferred stock dividends) have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial
Condition and Results of Operations appearing elsewhere herein. The financial data shown as of September 30, 1994, 1993 and 1992 and for the years ended
September 30, 1993 and 1992 have been derived from audited financial statements not included herein. The consolidated financial statements as of and for the years ended September 30, 1996, 1995, 1994 and 1993 have been audited by Coopers
& Lybrand L.L.P. The consolidated financial statements as of and for the year ended September 30, 1992 have been audited by BDO Seidman.

                              Three Months Ended                              Year Ended
September 30,
                                       December 31,
                                       (Unaudited)
                                    ------------------          ---------------------------
---------------------------------
                                    1996            1995           1996           1995
1994          1993          1992
INCOME STATEMENT
DATA:

Revenues                  $4,207,683      $3,198,207  $ 14,536,449    $ 9,576,615    $
3,395,252   $ 2,815,624   $ 2,435,843
                           ==========        ==========   ============     ===========
===========   ===========   ===========
Income before
extraordinary item          393,421         120,483     1,244,522    $    587,559    $
264,879   $   283,107   $   611,595
Extraordinary  item  (1)            --               --            --               --
--            --        49,772
                         ----------       ---------   -----------     -----------   --
---------   ----------   -----------
Net   Income                   393,421          120,483      1,244,522         587,559
264,879       283,107       661,367
Preferred Stock
Dividends                    (103,186)         (70,996)      (333,606)       (309,061)
(2,930)          --             --


                         ----------       ---------   -----------     ----------   ---
--------    ----------   -----------
Income Applicable to
Common  Stockholders      $  290,235        $ 49,487  $    910,916    $   278,498    $
261,949   $   283,107   $   661,367
                           ==========         =========   ============     ===========
===========   ===========   ===========

Per Common Share:
Income before
extraordinary
item                      $    29.02        $  4.95   $      91.09    $     27.85    $
13.47   $     14.15   $     30.58
Extraordinary  item  (1)            --              --              --              --
--            --          2.49
                         ----------        -------     ------------    ----------   --
---------  -----------    ----------
Income applicable to
common  stockholders      $    29.02        $  4.95   $      91.09    $     27.85    $
13.47  $     14.15    $     33.07
                           ==========         =======      ============    ===========
===========  ===========   ===========
Weighted average number
of common shares
outstanding                    10,000          10,000          10,000           10,000
19,445         20,000       20,000
                           ==========         =======      ============    ===========
===========    ===========  ==========

Ratio of Earning
to  Fixed  Changes                1.45            1.18            1.40            1.25
1.16           1.24         1.53

Ratio of Earnings
to Fixed Charges
and Preferred Stock
Dividends                        1.29            1.07            1.26             1.11
1.16           1.24         1.53

BALANCE SHEET DATA:
Due from/(to)
affiliated
companies, net            $    (326)    $ (737,362)  $  1,296,290    $(1,960,104)    $
267,735   $ 1,710,743  $  (400,365)
Total   Assets            $118,649,570    $100,558,330    $117,266,680     $96,346,572
$35,101,988   $25,441,605  $17,696,628
Debt Securities
and Other
Debt  Payable            $  45,172,441   $ 39,938,628    $  46,674,841     $38,650,532
$31,212,718   $21,982,078  $14,289,648
Stockholders' Equity   $  6,101,623   $  3,977,424   $  5,358,774    $ 3,907,067     $
3,321,230   $ 3,188,024  $ 2,904,917


(1) Benefit from utilization of net operating loss carryforwards.

         Management's Discussion and Analysis of Financial
                Condition and Results of Operations
        For the Three Fiscal Years Ended September 30, 1996

Introduction

       Summit's operations for the current fiscal year ended September 30, 1996 continued to benefit from the acquisition of and start-up of several new operating subsidiaries acquired during 1995. MIS was acquired from Summit's former parent company in
January, 1995. At the same time, Summit established a property development subsidiary, Summit Property Development. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS". Summit acquired Old Standard from Summit's former parent company on May 31, 1995 and acquired Arizona Life from ILA Financial Services Inc. in December 1995. Of these transactions, the largest was the acquisition of Old Standard. As of September 30, 1996, Old Standard had total assets of approximately $76.5 million. During the fiscal year ended September 30, 1996, MIS, Summit Property Development, Old Standard and Arizona Life contributed gross revenues of approximately $1.1 million, $2.0 million, $6.9 million and $69,000, respectively, to the Consolidated Group. For the same period, Summit Property Development, Old Standard and Arizona Life contributed operating income of approximately $141,000, $1,279,000 and $6,000, respectively, to the Consolidated Group. MIS sustained an operating loss of approximately $137,000 during the current fiscal year.

Results of Operations

      Revenues of the Consolidated Group increased to approximately $14.5 million in 1996 from $9.6 million in 1995 and $3.4 million in 1994. The growth in revenues from 1995 to 1996 is attributable to the continuing increase in investment earnings (interest and earned discounts) on outstanding Receivables due largely to the continuing growth of Old Standard along with gains realized on the sale of a portion of the Receivable portfolio. Additionally in 1996, the Consolidated Group realized an increase in fee, commission and service revenues primarily from its service orientated subsidiaries, MIS and Summit Property Development. The growth in revenues from 1994 to 1995 was primarily attributable to an increase in investment earnings on outstanding Receivables due largely to the acquisition of Old Standard along with gains realized on the sale of a portion of the Receivable portfolio. Additionally in 1995, the Consolidated Group realized approximately $2.6 million in fee, commission and service revenues from its newly acquired and newly formed subsidiaries. The Consolidated Group has increased its investment in Receivables, collateralized by real estate, to approximately $80.0 million at September 30, 1996 from $60.1 million at September 30, 1995 and $27.3 million at September 30, 1994. Additionally, the Consolidated Group continued to invest in annuities and lottery prizes ending the year at September 30, 1996 with a total outstanding investment of $11.8 million, which is a decrease from the $16.9 million investment at September 30, 1995 primarily as a result of selling approximately $11.7 million of its portfolio during fiscal 1996. Currently, yields available for lottery acquisitions have decreased due primarily to increased competition in this market. As a result the Consolidated Group anticipates its acquisition volume in 1997 will be lower than in fiscal 1996.

      Net income before preferred stock dividends for the fiscal year ended September 30, 1996 was approximately $1,245,000 compared to approximately $588,000 in 1995 and $265,000 in 1994. The increase from 1995 to 1996 was primarily the result of an increase in the margin between interest sensitive income and interest sensitive expense caused largely by the continued growth in Old Standard's Receivable portfolios, increased gains on the sale of Receivables, and increased fees, commissions and service income, all of which were only partially offset by increases in its provision for losses on real estate assets, a reduction in dividends received and an increase in salaries and benefits, commissions and other operating expenses. The increase from 1994 to 1995 was primarily the result of increased gains on the sale of Receivables, an increase in the margin between interest sensitive income and interest sensitive expense caused largely by the acquisition of Old Standard, and increased fees, commissions and service revenues from MIS and Summit Property Development, Inc. which were only partially offset by increases in salaries and benefits, commissions and other operating expenses.

      The Consolidated Group strives to maximize its risk adjusted return by investing in non-conventional real estate receivables. Non-conventional receivables are typically receivables not originated by a regulated financial institution and not underwritten to FNMA or FHA underwriting guidelines. Normally, either the borrower or the collateral will not meet sufficient FNMA or FHA underwriting guidelines to qualify for conventional financing and the seller will be required to provide the financing to complete the sale. These "seller financed receivables" or "seller take-back receivables" are the types of non-conventional receivables normally acquired by the

Consolidated Group. Because borrowers in this market generally have blemished credit records, the Consolidated Group's underwriting practices focus more strongly on the collateral value as the ultimate source for repayment. In conjunction with its investment in non-conventional receivables, while higher delinquency rates are expected, the Consolidated Group believes this risk is generally offset by the value of the underlying collateral and the superior yields over normal conventional financing.

      Since the date of its incorporation through approximately the end of calendar year 1993 and again in 1995 and 1996, Summit has generally benefited from a declining interest rate environment with lower money costs and relatively consistent yields on Receivables. In addition, a declining interest rate environment positively impacted earnings by increasing the value of the portfolio of predominantly fixed rate Receivables. This situation was evident in 1996, 1995 and 1994 as Summit was able to realize gains of approximately $977,000, $513,000 and $172,000, respectively, from the sale of Receivables. Higher than anticipated levels of prepayments in the Receivable portfolio were experienced during the years 1992 through 1996, allowing Summit to recognize unamortized discounts on Receivables at an accelerated rate. During 1994 and continuing in 1995 and 1996, Metropolitan, Summit's former parent and the primary supplier of Receivables, began charging the Consolidated Group underwriting fees associated with Receivable acquisitions. The charging of the underwriting fee results in a somewhat lower yield over the life of the newly acquired Receivables. However, management believes the yield to be favorable in comparison to other investment opportunities. See "BUSINESS-Introduction".

      Although the national economy has experienced relatively slow growth over the past three years, the Consolidated Group's financial results were not adversely impacted in any material way because of: (1) the wide geographic dispersion of its Receivables;
(2) the relatively small average size the each Receivable; (3) the primary concentration of investments in residential Receivables where market values have been more stable than in commercial properties; and (4) a continuing strong demand for tax-advantaged products, such as annuities.

       Maintaining efficient collection efforts and minimizing delinquencies in the Consolidated Group's Receivable portfolio are ongoing management goals. During 1996, the Consolidated Group realized a slight loss on the sale of repossessed real estate of approximately $40,000 as compared to a gain of $6,300 in 1995 and a gain of $12,300 in 1994. In recognition of the increased size of the Consolidated Group's Receivable and real estate portfolios, principally associated with the purchase of Old Standard, the Consolidated Group has increased its provision for losses on assets collateralized by real estate. Provisions for losses were approximately $490,000, $455,000, and $155,000 for 1996, 1995, and
1994, respectively. At September 30, 1996, the Consolidated Group had an allowance for losses on real estate assets of approximately $974,000 compared to $765,000, and $251,000 at September 30, 1995 and 1994, respectively. The increase in 1995 was in part attributable to the acquisition of Old Standard, while the increase in 1996 was primarily due to increases in the various Receivable portfolios. At September 30, 1996, 1995 and 1994, the allowance for losses represented approximately 1.2%, 1.2% and 0.9%, respectively, of the face value of Receivables collateralized by real estate.

     Interest Sensitive Income and Expense

      Management continually monitors the interest sensitive income and expense of the Consolidated Group. Interest sensitive expense is predominantly related to annuity benefits and the interest costs of Certificates, while interest sensitive income includes interest and earned discounts on Receivables, dividends and other investment income.

      The Consolidated Group is in a "liability sensitive" position in that its interest sensitive liabilities reprice or mature more quickly than do its interest sensitive assets. Consequently, in a rising interest rate environment, the net return from interest sensitive assets and liabilities will tend to decrease, thus rising interest rates will have a negative impact on results of operations. Conversely, in a falling interest rate environment, the net return from interest sensitive assets and liabilities will tend to improve, thus falling interest rates will have a positive impact on results of operations. As with the impact on operations from changes in interest rates, the Company's NPV (the Net Present Value) of financial liabilities is subject to fluctuations in interest rates. The Company continually monitors the sensitivity of net interest income and NPV to changes in interest rates.

      The following table presents, as of September 30, 1996, the Consolidated Group's estimate of the change in its NPV of financial assets and liabilities if interest rate levels generally were to increase or decrease by 1% and 2%, respectively. These calculations, which are highly subjective and technical, may differ from actual results. See "Asset/ Liability Management".

                                                      Interest Rate Change
                             Carrying  Fair       Decrease   Decrease   Increase Increase
                             Amounts   Value         1%         2%         1%       2%
                                                (Dollars in Thousands)
Financial Assets:
Cash and cash equivalents       $4,461     $4,461    $4,461     $4,461    $4,461    $4,461
Investments:
 affiliated companies            4,522      4,522     4,522      4,522     4,522     4,522
 Available-for-sale                269        269       279        290       258       249
 Held-to-maturity                7,750      7,622     7,780      7,938     7,477     7,331
Real estate contracts
 and mortgage notes             78,932     79,427    82,287     85,337    76,740    74,214
Other receivable investments    11,788     12,404    12,937     13,504    11,903    11,431
                                ------     ------    ------     ------    ------    ------
                              $107,722   $108,705  $112,266   $116,052  $105,361  $102,208
                              ========   ========  ========   ========  ========  ========

Financial Liabilities:
Annuity reserves               $62,440    $62,440   $64,412    $66,629   $60,273   $58,342
Investment certificates         42,149     42,545    43,655     44,731    41,610    40,638
Debt payable                     3,840      3,840     3,840      3,840     3,840     3,840
                                ------     ------    ------     ------    ------    ------
                              $108,429   $108,825  $111,907   $115,200  $105,723  $102,820
                              ========   ========  ========   ========  ========  ========
Page 61







      The  excess  of interest sensitive income over interest  sensitive expense  was approximately $2,172,000 in 1996, $1,075,000 in  1995,  and
$543,000  in  1994.   The increase from 1995 to 1996 of  $1,097,000  was
attributable  to  the  following:  (1)  increased  investment   in   the
Receivable  portfolio  largely  due  to  the  continued  growth  of  Old
Standard;  and  (2) a lower cost of funds, influenced  in  part  by  the acquisition  of  the  insurance subsidiaries, Old Standard  and  Arizona
Life.  The increase from 1994 to 1995 was attributable to the following:
(1)  increased investment in the Receivable portfolio largely due to the acquisition  of Old Standard; (2) a lower cost of funds,  influenced  in part  by  the acquisition of Old Standard; and, (3) additional  dividend income  from preferred and common stock of Metropolitan held by  Summit.
See Note 12 to the Consolidated Financial Statements.

Fees, Commissions, Service and Other Income

      Other  income  grew  to  approximately  $2,850,000  in  1996  from
$2,580,000  in  1995 and $60,700 in 1994.  Revenues in  1996,  consisted
primarily   of   commissions   earned  by   the   Consolidated   Group's
broker/dealer   subsidiary,  MIS,  of  approximately   $595,500   (after
elimination of commissions received from Summit) and approximately  $2.0 million  of  service fees earned by its property development subsidiary.
The increase in 1996 of approximately $270,000 resulted from an increase in  property development fees of $800,000 being offset by a decrease  in commissions earned by MIS of approximately $530,000.

Other Expenses

     Operating expenses increased to approximately $3,988,000 in 1996 as compared  to $2,901,000 in 1995 and $231,000 in 1994. The 1996  increase in operating expenses was principally the result of the continued growth of  the  Consolidated  Group,  in particular  Old  Standard  and  Summit
Property  Development.  In 1996, Summit Property Development's  increase in  service  fees  were  offset by approximately $763,000  in  increased expenses,  while Old Standard's growth resulted in expense increases  of approximately  $185,000  and  MIS also incurred  increased  expenses  of
approximately  $111,000.   The 1995 increase in  operating  expense  was
principally  the  result  of the acquisition and  establishment  of  new subsidiaries,  including the insurance, broker/dealer and  the  property development  subsidiaries.  See "BUSINESS-Recent Developments-Subsidiary
Acquisitions".



Provision for Losses on Real Estate Assets

     The provision for losses on Receivables and repossessed real estate
has   increased  as  the  size  of  the  portfolio  of  Receivables  and repossessed  real  estate  has  grown to  provide  for  what  Management believes  are adequate allowances for anticipated losses, however  there can  be  no  assurance  that actual losses will not exceed  management's
expectations.   The following table summarizes the Consolidated  Group's
allowance for losses on Receivables and repossessed real estate:


                               1996       1995       1994
         Beginning Balance  $765,130    $250,572    $ 96,654
         Increase due to:
         Acquisition of
         life insurance
         affiliate                       310,957
         Provision           212,600     103,950     103,000

         Charge-Offs         (18,896)    (34,276)     (49,921)
         Recoveries           15,653     133,927      100,839
                             --------   --------      --------
         Ending Balance     $974,487    $765,130     $250,572
                            ========     =======      =======

      These allowances are in addition to unamortized acquisition discounts of approximately $4.7 million at September 30, 1996, $2.6 million at September 30, 1995 and $1.3 million at September 30, 1994.

Gain/Loss on Other Real Estate Owned

      During 1996, the Consolidated Group experienced a loss on the sale of real estate of approximately $39,600. At the end of fiscal 1996, the Consolidated Group had approximately $1,191,000 in real estate held for sale, just over 1% of total assets.

Effect of Inflation

      During the three year period ended September 30, 1996, inflation has had a generally positive impact on the Consolidated Group's operations. This impact has primarily been indirect in that the level of inflation tends to be reflected in the current level of interest rates which impact interest returns and costs on the Consolidated Group's assets and liabilities. See "BUSINESS-Interest Sensitive Income and Expense". However, both interest rate levels in general and the cost of the Consolidated Group's funds and the return on its investments are influenced by additional factors such as the level of economic activity and competitive or strategic product pricing issues. The net effect of the combined factors on the earnings of the Consolidated Group has been a slight improvement over the three year period in the positive spread between the rate of return on interest earning assets less the cost of interest paying liabilities. Inflation has not had a material effect on the Consolidated Group's operating expenses. Increases in operating expenses have resulted principally from increased product volumes or other business considerations including the acquisition of additional companies and the start-up of new businesses.

     Revenues from real estate sold are influenced in part by inflation, as, historically, real estate values have fluctuated with the rate of inflation. However, the effect of inflation in this regard has not had a material effect on the operations of the Consolidated Group nor is it expected to have a material effect in the near future.

Asset/Liability Management

      As most of the Consolidated Group's assets and liabilities are financial in nature, the Consolidated Group is subject to interest rate risk. In fiscal 1997, more of the Consolidated Group's financial liabilities (primarily annuities and certificates) will reprice or mature more quickly than its financial assets (primarily Receivables and fixed income investments). In a decreasing interest rate environment, this factor will tend to increase earnings as liabilities will generally be repriced at lower rates of interest while financial assets maintain their existing rates of interest. This effect is mitigated to the extent that Receivables are reduced when debtors increase their level of early repayments to the Consolidated Group in a decreasing rate environment.

      The Consolidated Group may use financial futures instruments for the purpose of hedging interest rate risk relative to investments in the securities portfolio or potential trading situations. In both cases, the futures transaction is intended to reduce the risk associated with price movements for a balance sheet asset. Additionally, the Consolidated Group may sell securities "short" (the sale of securities which are not currently in the portfolio and therefore must be purchased to close out the sale agreement) as another means of economically hedging interest rate risk, or take a trading position in an attempt to benefit from an anticipated movement in the financial markets. The Consolidated Group had not employed any such strategies prior to or through September 30, 1996. Also See "BUSINESS-Securities Investments".

      During fiscal 1997, approximately $13.8 million of interest sensitive assets (cash, Receivables and fixed income investments) are expected to reprice or mature. Interest sensitive liabilities, including annuity reserves of approximately $62.4 million reprice during fiscal 1997, and approximately $10.9 million of Certificates and other debt will mature during fiscal 1997. These estimates result in repricing of interest sensitive liabilities in excess of interest sensitive assets of approximately $59.5 million, or a ratio of interest sensitive liabilities to interest sensitive assets of approximately 530%. See " RISK FACTORS."

      The Consolidated Group is able to manage this liability to asset mismatch of approximately 5.3:1 by the fact that approximately 85% of the interest sensitive liabilities are annuity contracts which are subject to surrender charges. These contracts have maturities which extend for as long as nine years with surrender charges of decreasing amounts during their term. At the option of the Consolidated Group, these contracts are subject to annual repricing. In periods of declining interest rates, this feature is beneficial as it allows the Consolidated Group to reprice its liabilities at lower market rates of interest. In periods of increasing interest rates, such liabilities were protected by surrender charges. Depending on the remaining surrender charges, the Consolidated Group has the option to extend any interest rate increase over a two to three year period, thereby making it not generally economical for an annuitant to pay the surrender charge in order to receive payment in lieu of accepting a rate of interest that is lower than current market rates of interest. As a result, the Consolidated Group may respond more slowly to increases in market interest rate levels thereby diminishing the impact of the current mismatch in the interest sensitivity ratio. Additionally, through Receivable securitizations, the Company has increased its ability to raise necessary liquidity to manage the liability to asset mismatch. If necessary, the proceeds from the securitization could be used to payoff maturing liabilities.

New Accounting Rules

      In May 1993, Statement of Financial Accounting Standards No. 114 (SFAS No. 114) "Accounting by Creditors for Impairment of a Loan" was issued. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loans' effective interest rate or the fair value of the collateral, net of selling costs. The Consolidated Group adopted this new standard on October 1, 1995. The adoption of SFAS No. 114 did not have a material effect on the financial statements.

      In June 1996, Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. SFAS 125 provides accounting and reporting standards based on a consistent application of a financial components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company does not expect that the application of the provisions of SFAS 125 will have a material effect on the Company's financial condition, results of operations or cash flows.

Liquidity and Capital Resources

      As a financial institution, the Consolidated Group's liquidity is largely linked to its ability to renew, maintain or obtain additional sources of cash. The Consolidated Group has successfully maintained liquidity, as necessary, during the past four years to allow it to continue to invest funds generated by operations and financing activities. The Consolidated Group's increased liquidity position has been enhanced due to its ability to securitize its Receivables collateralized by real estate.

       The Consolidated Group utilized cash from operations of approximately $.6 million in 1996, and generated $4.0 million in 1995 and $2.3 million in 1994. Cash used by the Consolidated Group in its investing activities totaled approximately $15.2 million in 1996, $13.7 million in 1995 and $6.3 million in 1994. Cash provided by the Consolidated Group's financing activities totaled approximately $17.2 million in 1996, $9.1 million in 1995 and $4.1 million in 1994. These cash flows have resulted in year end cash and cash equivalent balances of approximately $4.5 million in 1996, $3.0 million in 1995, and $3.6 million in 1994.

      During 1996, approximately $17.2 million was provided by financing activities, approximately $.6 million was used in operating activities, and $15.2 million was used in investing activities which resulted in a $1.5 million increase in available cash and cash equivalents. The cash from financing activities of $17.2 million resulted primarily from: (1) issuance of Certificates, net of repayments and related debt issue costs, of $4.1 million; (2) issuance of insurance annuities, net of surrenders, of approximately $9.2 million; (3) issuance of preferred stock of approximately $.5 million; (4) borrowings from banks and others, net of debt repayments, of $3.7 million; less (5) dividend payments of $.3 million. Cash used in operating activities of $.6 million resulted primarily from net income of $1.2 million, increases in annuity reserves of $3.7 million being offset by changes in various assets and liabilities of approximately $5.5 million. Cash used in investing activities of $15.2 million primarily included acquisition of real estate Receivables and other Receivable investments, net of payments and sales, of $13.4 million, $1.5 million invested in the common stock of an affiliated company and $760,000 used in the purchase of Arizona Life.

       During 1995, the cash provided by operating activities of approximately $4.0 million plus cash provided by financing activities of $9.1 million was used entirely to support the net investing activities of $13.7 million. Cash from operating activities of $4.0 million resulted primarily from net income of $600,000, increases in annuity reserves of $1.0 million, increases in compound and accrued interest on Certificates of $1.7 million plus other adjustments of $.7 million. Cash used in investing activities of $13.7 million primarily included acquisition of real estate Receivables and other Receivable investments, net of payments and sales, of $16.1 million, offset by $1.0 million from the sale of investment securities and the $1.4 million of cash received upon the acquisition of various subsidiaries. Cash from financing activities of $9.1 million resulted primarily from: (1) issuance of certificates, net of repayments and related debt issue costs, of $5.3 million; (2) issuance of insurance annuities, net of surrenders, of approximately $4.0 million; (3) issuance of preferred stock of $.4 million; less (4) debt repayments to banks and others of $.2 million; and (5) dividend payments of $.3 million.

      During 1994, the cash provided by operating activities of $2.3 million, plus cash provided by financing activities of $4.1 million, was used entirely to support the net investing activities of $6.3 million. Cash from operating activities of $2.3 million resulted primarily from net income of $.3 million, increases in compound and accrued interest on certificates of $1.2 million and other accrual adjustments of $.6 million. Cash used in investing activities of $6.3 million primarily included acquisition of Receivables, net of payments and sales, of $8.0 million being offset by the collection of advances from related parties of $1.7 million. Cash from financing activities of $4.1 million resulted primarily from: (1) issuance of certificates, net of repayment and related debt issue costs, of $7.5 million; (2) issuance of common and preferred stock of $.2 million; less (3) redemption of common stock, owned by the Consolidated Group's former parent, of $3.6 million.

      During 1997, anticipated principal, interest and dividend payments on outstanding debentures, other debt payments and preferred stock distributions are expected to be approximately $12.0 million. During 1996, the principal portion of the payments received on the Consolidated Group's Receivables and proceeds from sales of real estate and Receivables was $34.1 million. A decrease in the prepayment rate on these Receivables or the ability to sell or securitize Receivables would reduce future cash flows from Receivables and might adversely affect the Consolidated Group's ability to meet its principal, interest and dividend payments.

     The Consolidated Group expects to maintain high levels of liquidity in the foreseeable future by continuing its securities offerings, annuity sales and the sale and securitization of Receivables. At September 30, 1996, cash or cash equivalents were $4.5 million, or 3.8% of assets. Including securities that are available for sale total liquidity was $4.7 million, $3.0 million and $3.6 million as of September 30, 1996, 1995 and 1994, respectively, or 3.8%, 3.1% and 10.3%
of total assets, respectively.

      Access to new "capital markets" through Receivable securitizations has allowed the Company to both increase liquidity and accelerate earnings through the gains recorded on the securitizations. The increased ability to raise liquidity will enable the Company to accept certain asset/liability mismatches which have historically been beneficial to the Company when they have been able to finance higher earning longer term assets with lower cost of funds associated with shorter term liabilities.

      For statutory purposes, Old Standard performs cash flow testing under several different rate scenarios as required by the State of Idaho. The results of these tests are filed annually with the Insurance Commissioner of the State of Idaho. At the end of calendar year 1995, the results of this cash flow testing process was satisfactory.

      At September 30, 1996, the Company had no material commitments for any capital expenditures outside of commitments related to its normal investing activities. Additionally, the Company had no knowledge of any environmental liabilities associated with any of its real estate asset investments.

      Management believes that cash flow from operating activities and financing activities, liquidity provided from current investments and the Consolidated Group's ability to securitize its Receivables collateralized by real estate will be sufficient for the Consolidated Group to conduct its business and meet its anticipated obligations as they mature during fiscal 1997. Summit has not defaulted on any of its obligations since its founding in 1990.

            Management's Discussion and Analysis of Financial
                   Condition and Results of Operations

        For the Interim Periods Ended December 31, 1996 and 1995

Significant Transactions:

       In November 1996, Summit and Old Standard Life Insurance Consolidated Group (OSL) participated as two of the four co-sellers in a receivable securitization sponsored by Metropolitan Asset Funding, Inc., an affiliated Consolidated Group. Approximately $126.7 million of receivables, with $11.2 million from Summit and OSL, were sold in the securitization with proceeds, after costs, of approximately $121.1 million, with $10.8 million allocated to Summit and OSL. With an amortized carrying value of approximately $10.5 million in the receivables sold in the securitization, Summit and OSL recorded approximately $.3 million in pre-tax gains from their portion of the sale. Metropolitan Asset Funding, Inc. sold in a public offering approximately $113.4 million in varying classes of mortgage pass-through certificates. In addition to the certificates sold in the public offering, approximately $13.3 million in subordinate class certificates and residual class certificates were returned to the various co-sellers of the collateral included in the securitization. Summit and OSL received approximately $9.6 million, after costs, from the securitization and also received approximately $1.2 million in subordinate class and residual class certificates.

      On January 31, 1995, the Consolidated Group consummated an agreement with Metropolitan, the Consolidated Group's former parent Consolidated Group, whereby it acquired Metropolitan Investment Securities, Inc. (MIS) effective January 31, 1995, at a purchase price of $288,950, which approximated the book value of MIS at date of purchase. On May 31, 1995, the Consolidated Group consummated an agreement with Metropolitan, whereby it acquired Old Standard Life Insurance Consolidated Group (OSL) effective May 31, 1995, at a purchase price of $2,722,000, which approximated the current book value of OSL at date of purchase, with future contingency payments bases on the earnings of OSL. The purchase price plus estimated future contingency payments approximate the actuarial appraised valuation of OSL.

      On December 28, 1995, Summit and ILA Financial Services Inc. (ILA) completed a purchase/sale transaction whereby 100% of the outstanding common stock of Arizona Life (AZL), an insurance Consolidated Group domiciled in Arizona, was sold to a wholly owned subsidiary of Summit. The cash purchase price was approximately $1,234,000, which approximated the book value of AZL at date of purchase. AZL holds licenses to engage in insurance sales in seven states and the purchase price included approximately $268,000 in value assigned to these state licenses. AZL is anticipated to be in the business of acquiring receivables using funds derived from the sale of annuities and funds derived from receivable cash flows. At date of purchase, AZL had no outstanding insurance business or other liabilities. The addition of AZL had no affect on total assets or liabilities of Summit.


Financial Condition and Liquidity:

      At December 31, 1996, the Consolidated Group had cash and cash equivalents of approximately $7.6 million as compared to $4.5 million at September 30, 1996. Management believes that cash, cash equivalents and liquidity provided by other investments are adequate to meet planned asset additions, required debt retirements or other business requirements during the next twelve months. At December 31, 1996, the Consolidated Group's receivable portfolio totaled $88.3 million as compared to $91.8 million at September 30, 1996. Real estate held for sale and development, acquired through receivable foreclosures and direct purchases, totaled $2.4 million at December 31, 1996 as compared to $1.2 million at September 31, 1996. Total assets were $118.6 million at December 31, 1996 as compared to $117.3 million at September 30, 1996.

      At December 31, 1996, the Consolidated Group had outstanding insurance annuity reserve liabilities of $64.6 million as compared to $62.4 million at September 30, 1996. The Consolidated Group had outstanding investment certificate liabilities of $45.1 million at December 31, 1996 as compared to $42.8 million at September 30, 1996. Total liabilities were $112.5 million at December 31, 1996 as compared to $111.9 million at September 30, 1996. Total stockholders' equity was $6.1 million or 5.1% of total assets at December 31, 1996 compared to $5.4 million or 4.6% of total assets at September 30, 1996.

      Sales of Investment Certificates, net of repayments, and Preferred Stock generated approximately $2.4 million in net cash flow during the three months ended December 31, 1996, while sales of insurance annuity products, net of withdrawals, generated approximately $1.1 million net cash flow during the same period. Sales and maturities of investments, along with sales of real estate and sales and principal payments on receivables added additional cash flow of approximately $14.5 million during the three month period ended December 31, 1996. The cash flows from these sources along with cash of $2.7 million provided by operating activities were used to invest approximately $10.2 million in receivables, approximately $2.2 million in securities investments, approximately $1.3 million for the acquisition of real estate held for sale and development and fund the repayment of approximately $3.8 million in short-term broker borrowings. At December 31, 1996, the Consolidated Group had cash and cash equivalents of approximately $7.6 million.


Results of Operations:

      Net income was $393,000 on revenues of approximately $4.2 million for the three months ended December 31, 1996. For the similar period in the prior year, the Consolidated Group reported net income of $120,000 on revenues of approximately $3.2 million.

       Net income for the comparative three month periods has significantly increased as result of improvements from (1) an increased spread between interest sensitive income and interest sensitive expense, due principally to the increased investment in the receivable portfolio,
(2) an increase in overall gains from the sale of investments, receivables and real estate and (3) a reduced effective income tax rate due primarily to the effects of the dividend exclusion benefits and the small life insurance tax benefits; which were only partially offset by
(1) a reduction in fees, commission and service revenues, (2) an increase in other operating expenses and (3) an increase in the provision for loss on receivables and other real estate assets.

      For the three months ended December 31, 1996, the interest spread was $703,000, while in the prior year's period the spread was $355,000. The increase of $348,000 is the result of additional investments in the receivable portfolio coupled with a slight decrease in the weighted average interest rate on the outstanding Investment Certificates issued by the Consolidated Group and the lower cost of insurance annuity funds generated by OSL.

      During the three months ended December 31, 1996, the Consolidated Group realized gains on the sale of real estate of $1,300 and gains on the sale of receivables of $317,200 for a total of $318,500. In the prior year's period, the Consolidated Group realized gains from the sales of investments, real estate and receivables of less than $1,000. The current year's gain on the sale of receivables is primarily from Summit's participation as a co-seller in a securitization sponsored by Metropolitan Asset Funding, Inc.

      In the current year's period, the Consolidated Group received approximately $51,800 in dividends from its preferred stock investment in Metropolitan, its former parent Consolidated Group, compared to approximately $48,600 in the prior year's period. The Consolidated Group acquired this investment in September 1994 through the exchange of its own preferred stock for a similar preferred and common stock investment in Metropolitan.

      Commencing January 31, 1995, with the purchase of MIS and the creation of a property development subsidiary, the Consolidated Group began to generate significant fee revenues along with increased
operating   expenses  associated  with  these  revenues.   Additionally,
commencing May 28, 1995, with the purchase of OSL, and December 28, 1995, with the purchase of AZL, the Consolidated Group began to incur significant operating expenses relative to its insurance operations. During the three months ended December 31, 1996, the Consolidated Group generated approximately $665,000 of fee revenues while incurring $1.0 million in other operating expenses. In the prior year, the Consolidated Group realized $802,000 of fee revenues offset by $818,000 of other operating expenses. This increased net cost, of approximately $365,000, is primarily the result of costs associated with its insurance operations and a reduction in fees generated by its property development subsidiary.

      In conjunction with increased investments in its receivable portfolio, along with the valuation of foreclosed real estate, the Consolidated Group provided for losses on receivables and real estate assets of $230,000 in the current year's period as compared to $220,000 in the prior year's period. At December 31, 1996, the Consolidated Group's carrying value for its receivable portfolio and its real estate held for sale and development was approximately $90.6 million as compared to $76.9 million at December 31, 1995.


New Accounting Rules Issued Subsequent to September 30, 1996:

      In February 1997, Statement of Financial Accounting Standards No.128 (SFAS 128), "Earnings per Share" was issued. SFAS 128 establishes standards for computing and presenting earnings per share
(EPS) and simplifies the existing standards. This standard replaces the presentation of primary EPS with a presentation of basic EPS. It also requires the dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods and requires restatement of all prior-period EPS date presented. The Consolidated Group does not believe the application of this standard will have a material effect on the presentation of its earning per share disclosures.

                                BUSINESS

INTRODUCTION

     The Consolidated Group consists of Summit, and several subsidiaries including insurance companies (Old Standard and Arizona Life), a securities broker/dealer (MIS), and a property development services company (Summit Property Development). Summit, Old Standard and Arizona Life are engaged in the business of investing in Receivables and other assets through funds provided by annuity sales, Receivable investment proceeds, certificate sales, preferred stock sales, sales of Receivables and the resale of repossessed real estate. The Consolidated Group's goal is to achieve a positive spread between the return on its Receivable investments, and other investments and its cost of funds. Summit may also engage in other businesses or activities without restriction in accordance with the provisions of its Articles of Incorporation.

      Summit was originally organized as a wholly-owned subsidiary of Metropolitan. On September 9, 1994, Metropolitan and C. Paul Sandifur, Jr. completed a sale of the common stock of Summit to National Summit Corp. National Summit Corp. is a holding company wholly-owned by C. Paul Sandifur Jr. Mr. Sandifur holds effective control of Metropolitan. Prior to the sale, Mr. Sandifur held effective control of Summit, through Metropolitan. Following the sale, Mr. Sandifur continues to hold effective control of Summit through National Summit Corp. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

      On January 31, 1995, Summit acquired a securities broker/dealer, MIS, from Metropolitan. Also, on January 31, 1995, Summit Property Development, Inc. commenced operations, providing real estate development services to Metropolitan and its subsidiaries. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

      On May 31, 1995, Summit, through a wholly-owned holding company, purchased Old Standard from Metropolitan. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

      On June 1, 1995, Old Standard entered into a Stock Purchase Agreement with ILA Financial Services, Inc. to acquire Arizona Life, an insurance company domiciled in Arizona. The acquisition was completed on December 28, 1995. Arizona Life had been inactive since approximately August 1994, except to the extent necessary to retain its licenses. Arizona Life holds licenses to engage in insurance sales in seven states. Obtaining access to these additional markets was the principal purpose for the purchase. During 1996, Arizona Life commenced annuity sales and investing in Receivables, similar to the activities of Old Standard. See "BUSINESS-Annuity Operations" & "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

      As of September 30, 1996, Summit's personnel consisted of its officers and directors, an accountant and an attorney. See "MANAGEMENT". Most of those individuals are also employed by Metropolitan. It is anticipated that the Metropolitan employees will continue to devote substantially all of their time to their duties related to their respective positions with Metropolitan and its other affiliates subject to the necessary commitment of time to ensure that Summit fulfills its obligations to Preferred Shareholders and its duties under the Indenture pursuant to which it issues Certificates and such other duties and responsibilities as Summit may undertake in the conduct of its business or as may be required by law. No additional Summit employees are expected to be necessary or hired during the foreseeable future.

     As of December 31, 1996, Old Standard had six employees who perform the annuity processing and servicing activities. On that same date, Summit Property Development's staff consisted of nineteen employees,
while   MIS   had   eleven  staff  employees,  and   thirty   registered
representatives.

RECEIVABLE INVESTMENTS

       Metropolitan provides management and Receivable acquisition services for a fee to Summit, Old Standard, and Arizona Life. Metropolitan has been investing in Receivables for its own account for over forty years. The evaluation, underwriting, and closing is performed at Metropolitan's headquarters in Spokane, Washington. The Receivable acquisition fees are based upon yield requirements established by each company. Each company pays, as its Receivable acquisition service fee, the difference between the yield requirement and the yield which Metropolitan actually negotiates when the Receivable is acquired. In 1996, the Consolidated Group incurred fees for Receivable acquisitions from Metropolitan of approximately $1,753,000.

       Metwest, a subsidiary of Metropolitan, provides Receivable collection and servicing for a fee to Summit, Old Standard Life and Arizona Life. During 1996, the Consolidated Group paid Receivable collection and servicing fees of approximately $290,000.

     Management believes that the terms and conditions of the agreements with Metropolitan and Metwest are at least as favorable to members of the Consolidated Group as those that could have been obtained by a non-affiliated third party. The agreements are non-exclusive and may be terminated in whole or part by prior written notice to the other party.

      The Consolidated Group's Receivable acquisitions include two principal types of Receivables: 1)Receivables collateralized by real estate and 2)lotteries, structured settlements and annuities. The majority of the real estate Receivables are collateralized by first position liens on single family residences, including land with mobile homes, and condominiums. To a lesser extent, the Consolidated Group acquires Receivables collateralized by commercial real estate and undeveloped land. In addition, it acquires Receivables collateralized by second and lower lien positions.

      The market for the acquisition of existing real estate Receivables is commonly referred to as the secondary mortgage market. The private secondary mortgage market consists of individual Receivables or small pools of Receivables which are held and sold by individual investors. These Receivables are typically the result of seller financed sales of real estate. The institutional secondary mortgage market consists of the sale and resale of Receivables which were originated or acquired by a financial institution and which are sold in groups, commonly called pools. The Consolidated Group acquires Receivables through both the private and the institutional secondary mortgage markets.

     The Consolidated Group's real estate Receivable and other Receivable investment acquisition activities, grew from approximately $20.2 million in 1994, to $44.4 million in 1995, to $47.5 million in 1996. During 1996, the average monthly acquisition volume was in excess of $3.9 million.

Metropolitan's   Receivable  Acquisitions:   Sources,   Strategies   and
Underwriting

      The following information describes Metropolitan's Receivable acquisition and underwriting procedures as of the date of this prospectus. These practices may be amended, supplemented and changed at any time at the discretion of Metropolitan and the Consolidated Group.

      Generally, the real estate Receivables acquired by Metropolitan consist of non conventional, "B/C" credit loans. These types of Receivables possess characteristics which differ from the conventional lending market in that either the borrower or the property would not qualify for "A" credit grade lending. The "B/C" credit market requires that the lender focus not only on the borrowers' ability to pay, but also the quality of the collateral as the ultimate recourse in the event of the borrower's default.

     Private Secondary Mortgage Market Sources

      Currently, the majority of Metropolitan's Receivables are acquired through the private secondary mortgage market. See "Business-Current Mix of Receivable Investment" This market principally consists of loans which were originated through the seller of a property financing the purchaser's acquisition. Metropolitan's principal source for private market Receivables are independent brokers located throughout the United States. These independent brokers typically deal directly with private individuals or organizations who own and wish to sell a Receivable.

     Private Market Acquisition Strategies

      Metropolitan's private secondary market acquisition strategy is designed to provide flexible structuring and pricing alternatives to the Receivable seller, and quick closing times. Metropolitan believes these are key factors to Metropolitan's ability to attract and purchase quality Receivables. In order to enhance its position in this market Metropolitan is implementing the following acquisition strategies:
1)centralizing of acquisition activities, 2) expanding the use of Metropolitan's Receivable submission software, BrokerNet, 3) designing and implementing flexible Receivable acquisition pricing options, 4) designing and implementing fast closing programs, and 5) designing and implementing broker incentive programs.

     1)   Centralization of acquisition activities:

      Currently, the Receivable brokers contact one of Metropolitan's branch offices to submit the Receivable for evaluation. During the first two quarters of fiscal 1997, Metropolitan plans to close all of its branch offices and in turn plans to expand the Receivable acquisition staff at its home office, in Spokane Washington, which will be called the Contract Negotiation Center. This change is being made to decrease contract costs, as branch offices are no longer necessary for identification of appropriate contracts to acquire due to existing contacts with brokers; to increase the closing speed due to the ability to centralize acquisition decisions; and to further decrease acquisition costs through the use of technological advances including the newly developed BrokerNet software.

     2) BrokerNet software:

      BrokerNet was developed by Metropolitan to enhance its position in the private secondary mortgage market, principally through streamlining submissions, underwriting and the closing process. It is a menu driven software program which assists brokers in preparing accurate and complete Receivable submissions. It is designed to meet Metropolitan's submission requirements. In addition, the program assists in analyzing the characteristics of the Receivable, and provides online purchase price quotes based upon the Receivable's characteristics and Metropolitan's yield requirements.

     This software was first available for online use by brokers in March 1996. Current plans for enhancing the software include: preparing the legal documents used to purchase a Receivable, providing internet compatibility, providing submission status tracking (expected to be available mid 1997), assist in monitoring the closing of a Receivable purchase and ultimately, transfer the Receivable data directly into the Receivable servicing and collection system.

     Currently, approximately 35% of the privately purchased Receivables are submitted to Metropolitan through BrokerNet. It is currently used by approximately 15% of the Metropolitan's brokers. Management believes that this system is more cost effective than paper submissions. Metropolitan plans to encourage broker use of BrokerNet through various financial incentive programs. The current goal is to have 50% of the brokers submitting through BrokerNet by the end of fiscal 1997.

     3)      Development of flexible sales options:

      Occasionally, a Receivable seller desires a flexible pricing structure, does not wish to sell the entire Receivable, or the purchase of the entire Receivable exceeds Metropolitan's investment to collateral value underwriting standards. In these circumstances, Metropolitan has developed several options. Currently, the principal options include
1)"partial" acquisitions, 2) multiple stage payouts, and 3) the short life yield programs.

      Partial purchases are purchases of the right to receive a portion of the Receivable's balance where the seller's right to the unsold portion of the Receivable is subordinated to the interest of Metropolitan or the company for which Metropolitan negotiated the purchase. Partials include the purchase of the next series of payments (an immediate partial), the purchase of future payments or a balloon payment (a reverse partial) or the purchase of a portion of each payment (a split partial). Partials generally result in a reduced level of investment and commensurate reduction in the risk to the purchaser than if the entire Receivable cash flow is purchased.

     The multiple stage payout and short yield life programs are pricing programs designed to satisfy variations in seller needs. The multiple stage payout involves the payment of the Receivable purchase price through installment payments over time. The short life yield program is available for "A" credit quality Receivables collateralized by owner occupied single family residences. This program prices the acquisition assuming that the loan will balloon with a full payoff in ten years.

     4) Development of faster closing programs:

      Metropolitan has developed several submission programs which are designed to reduce closing times. The principal program consists of the Fast Track submission program which requires that the broker obtain and submit a Receivable with a current appraisal, title policy, and all other documents and verifications required to analyze, evaluate and close the transaction. Metropolitan attempts to close all accepted Fast Track submissions within seven days.

     5) Broker Incentive Programs:

      In order to maintain strong professional ties with its independent brokers, Metropolitan held its first annual Broker's

Convention during the summer of 1994. The second such convention is currently planned for mid 1997. In addition, various bonus commission and incentive programs as well as streamlined Receivable submission procedures have been developed and continue to be developed in order to reduce closing times.

      Currently, the principal incentive programs are the wholesale pricing program and the Premier Broker Program. The wholesale pricing program requires that brokers pay the cost of the Receivable's title policy and appraisal. In return, Metropolitan reduces its yield requirement (currently by .25%). Through the Premier Broker program, Metropolitan pays volume brokers a bonus for every $250,000 in closed Receivable acquisitions. For Brokers whose volume exceeds one million annually, Metropolitan reduces its yield requirement (currently by .25%) for all future acquisitions from the qualifying premier broker. Both of these programs are designed to provide an incentive to the volume broker to submit their Receivables to Metropolitan. Volume brokers are often efficient in the Receivable packaging and submission, which can result in a lower acquisition processing cost.

     Private Secondary Mortgage Market Underwriting

      Because Receivables in the private market are generally seller financed transactions, these Receivables are typically subject to terms and conditions which were negotiated to satisfy the unique needs of the particular private buyer and seller. Therefore, the underwriting of these loans requires careful evaluation of the loan documentation and terms. Metropolitan's acquisition of these Receivables should be distinguished from the conventional mortgage lending business which involves standardized documentation and terms, substantial first-hand contact by lenders with each borrower and the ability to obtain an interior inspection appraisal prior to granting a loan. Management believes that the underwriting functions that are employed in its private secondary mortgage market acquisitions are as thorough as reasonably possible considering the characteristics of the Receivables, and considering the volume of Receivables submitted for review.

      When Metropolitan is offered a Receivable through the private secondary mortgage market, the Receivable information is transmitted to one of Metropolitan's contract buyers either through an online BrokerNet submission or a traditional paper submission. Paper submissions are input by the contract buyers into the BrokerNet system. The contract buyer makes an initial evaluation of the

Receivable's   characteristics  to  verify   that   it   satisfies   the
requirements for the particular type of submission.

       If the Receivable appears acceptable, it is entered into Metropolitan's submissions tracking system, and forwarded to the demography department. The demography department uses a national computerized database to identify local trends in property values, personal income, population and other economic indicators.

      The Receivable is then forwarded to the Underwriting Committee. Metropolitan's underwriting team currently consists of six individuals with a combined experience of ninety years evaluating seller financed Receivables. Receivables of $100,000 or less are evaluated by individual underwriters. Loans exceeding that amount are reviewed by a committee of at least three underwriters. Additionally, underwriters may obtain a team review of any Receivable.

      The underwriters evaluate the proposed investment to collateral value, the payor's credit and payment history, the interest rate, the demographics of the region where the collateral is located, and the potential for environmental risks. Currently, the ratio of the investment in a Receivable compared to the value of the property which collateralizes the Receivable generally does not exceed 70%-80% (depending upon acquiring company, collateral type and collateral quality) on Receivables collateralized by single family residences; 30-70% on Receivables collateralized by other types of improved property such as commercial property; and 55% on unimproved land. Management believes these collateral ratio requirements generally provide higher than conventional levels of collateral to protect the purchasing company's investment in the event of a default on a Receivable.

      Receivable investments which the Underwriting Committee identifies for legal review are referred to Metropolitan's in-house legal department which currently includes a staff of five attorneys.
Receivables which exceed specified amounts are submitted to an additional special risk evaluation review. The investment amount which gives rise to special risk evaluation is dependent upon the type and quality of collateral, ranging from $250,000 for conventionally financable residential property to $100,000 for residential property which is not owner occupied, and $150,000 for Receivables collateralized by commercial property.

     Based upon Metropolitan's underwriting guidelines, the underwriters may approve the acquisition or change the terms of the acquisition, such as limiting the acquisition to a partial purchase in order to decrease the acquiring company's investment risk. If the terms are changed, the contract buyer is notified, who in turn contacts the broker to renegotiate the purchase terms. The underwriters may also approve the loan subject to certain closing criteria. If the broker and/or seller accepts the proposed transaction, a written agreement to purchase is executed, which is subject to Metropolitan's full underwriting requirements.

      Once the Receivable has been approved in principle, a current market valuation of the collateral is obtained in order to verify the investment to collateral value. These valuations can consist of 1)a valuation from a statistical valuation service, 2) an appraisal by a licensed independent appraiser or 3) an appraisal by one of Metropolitan's licensed staff appraisers.

     Statistical valuations are available in the majority of counties in the United States. They are based upon property characteristics and sales trends which can be analyzed through computer modeling. The cost of statistical valuations average approximately $35 and are available virtually instantly, compared to a cost of approximately $250 for standard appraisals and a wait of generally seven to ten working days before the appraisal is completed. Metropolitan began using statistical valuations in 1996. Metropolitan limits its use of statistical valuations to properties with low investment to value ratios and single family residential properties. Currently, Metropolitan is monitoring the quality of the statistical services through obtaining post closing traditional appraisals on a minimum of 10% of the acquisitions.

      When traditional appraisals are obtained, they are generally based on a drive-by inspection of the collateral and comparative sales analysis. The appraiser generally does not have access to the property for an interior inspection. Each statistical valuation and independent appraisal is also subject to review by a staff appraiser.

      The approved Receivable is provided to Metropolitan's closing department where the property title is evaluated, the legal documents are reviewed and the appraisal is reviewed. If the closer discovers any material discrepancies during the closing review, or if the Receivable does not satisfy any specified closing contingencies, the Receivable is re-submitted to the underwriting committee for re-
evaluation. Upon completion of the underwriting process and the closer's review, appropriate closing and transfer documents are executed by the seller and/or broker, transfer documents are recorded, and the transaction is funded.

     Institutional Secondary Mortgage Market Sources

      During fiscal 1996, the Consolidated Group invested an immaterial amount in institutional acquisitions (approximately $70,000). However, as profitable opportunities arise, the Consolidated Group may make such acquisitions in increasing amounts in the future. These portfolios of real estate Receivables are acquired from banks, savings and loan organizations, the Resolution Trust Corporation and the Federal Deposit Insurance Corporation and other financial institutions.

      An institutional seller typically offers a loan pool for sale in order to provide liquidity, to meet regulatory requirements, to liquidate assets, or other business reasons. Over the years, Metropolitan has built relationships with several brokers and lenders who provide a regular flow of potential acquisitions to the institutional secondary department. In addition, other brokers learn about Metropolitan through word of mouth and contact Metropolitan directly. Finally, some leads on loan pools are generated by cold calling lending institutions or brokers.

      These acquisitions are typically negotiated through direct contact with the portfolio departments at the various selling institutions, or acquired through bidding at an auction. The closing costs per loan for institutional acquisitions is generally lower than private secondary mortgage market acquisitions. However, the investment yield is also generally lower than yields available in the private market. During fiscal 1996, approximately 25% of the institutional purchases were acquired from FSB Mortgage Company (a subsidiary of Federal Savings Bank of Rogers, Arkansas.)

     Institutional Secondary Mortgage Market Underwriting

      Receivables acquired through the institutional mortgage market differ from those acquired in the private market in that these Receivables were generally originated by a financial institution, applying standard underwriting practices and standardized documentation. Generally, the seller provides an initial summary of the pool which typically includes the pool balance, the number of loans, the weighted average interest rate, the weighted average maturity, weighted average loan-to-value ratio, delinquency status, collateral addresses, collateral types, and lien positions. Receivable pools are initially reviewed by the institutional secondary market staff who determine whether the pool yield and characteristics are within the current acquisition guidelines and yield requirements.

      The pool characteristics and yield are then reviewed by the Underwriting Committee. If approved by the Underwriting Committee, a letter of intent is executed and the institutional secondary marketing staff perform a due diligence review of the loan pool which generally includes: 1) review of the documentation in each individual loan file,
2) determination of the payment history and delinquency pattern of the loans, 3) determination of the individual and pool loan-to-value ratios, and maturity characteristics and 4) determination of the economics and demography for the geographic area where the collateral is located. If the appraisal is over one year old, a new statistical valuation or traditional appraisal of the collateral is generally obtained. Any exceptions in the documentation or Receivable characteristics are noted during the due diligence review. A summary of exceptions, as determined from the due diligence, is provided to the seller to resolve prior to closing. If the exception(s) cannot be resolved, the corresponding loan(s) may be removed from the pool, the terms of the acquisition renegotiated, or the transaction canceled. Following completion of its due diligence, and acceptable resolution of any exceptions, a purchase and sale agreement is executed and the acquisition is funded and closed. Generally, these acquisitions are acquired with servicing released.

     Loan Originations Sources

      During the last quarter of fiscal 1996, Metropolitan's subsidiary, Metwest, began originating residential loans and small commercial loans. The commercial lending focuses on loans of $1,500,000 or smaller. Metwest is currently licensed as a lender in twenty six states. Metwest plans to expand its activities throughout the United States during fiscal 1997. Metwest originates loans through licensed mortgage brokers who submit loan applications on behalf of the borrower. Before Metwest will enter into a broker agreement, the mortgage broker must demonstrate that it is properly licensed, experienced and knowledgeable in lending. The volume of Metwest's lending activities were immaterial in fiscal 1996. Actual growth of this new venture cannot be predicted with certainty; however, Metwest is currently originating $2-3 million in residential loans per month. It is currently projected that Metwest could originate as much as approximately $8-10 million in residential loans per month by fiscal year end which, could amount to as much as approximately 30% of the Consolidated Group's Receivable investing activities by the end of in fiscal 1997. Metwest's commercial lending activities are currently in the initial phases, and management is unable to predict with any level of certainty the volume of commercial loans which may be originated during fiscal 1997.

      During fiscal 1996, the Consolidated Group did not invest in any loans originated by Metwest. However, as profitable opportunities arise, the Consolidated Group may make such acquisitions in the future.

     Loan Originations Underwriting

      Loans originated by Metwest are underwritten applying criteria which include the following: evaluation of the borrower's credit, obtaining a current appraisal of the collateral, and obtaining title insurance. The borrower's credit determines the down payment and interest rate which Metwest will require. A lower credit rating would result in a higher required down payment and higher interest rate.
Metwest will lend up to 90% of the collateral's value on "A" credit borrowers, which decreases to 70% for "D" credit borrowers. Unlike the Receivables purchased in the private secondary mortgage market, the loans originated by Metwest have standard documentation and terms. Currently, Metwest originates fixed rate loans. Residential loans up to $207,000 are evaluated by an individual loan underwriter. Loans in excess of $207,000 require the approval of two approved underwriters.

     Lotteries, Structured Settlements and Annuities Sources

      Metropolitan also negotiates the purchase of Receivables which are not collateralized by real estate, such as structured settlements, annuities and lottery prizes. The lottery prizes generally arise out of state operated lottery games which are typically paid in annual installments to the prize winner. The structured settlements generally arise out of the settlement of legal disputes where the prevailing party is awarded a sum of money, payable over a period of time, generally through the creation of an annuity. Other annuities generally consist of investments which cannot be cashed in directly with the issuing insurance company. Metropolitan's source for these investments is generally private brokers who specialize in these types of Receivables.

     Lottery, Structured Settlement and Annuity Underwriting

      In the case of structured settlement annuity purchases, the underwriting guidelines of Metropolitan generally include a review of the settlement agreement. In the case of all annuity purchases, Metropolitan's underwriting guidelines generally include a review of the annuity policy, related documents, the credit rating of the annuity seller, the credit rating of the annuity payor (generally an insurance company), and a review of other factors relevant to the risk of purchasing a particular annuity as deemed appropriate by management in each circumstance. Typically, Metropolitan limits its acquisition of structured settlements and annuities to the purchase of a maximum of the next seven year's payments.

      In the case of lottery prizes, the underwriting guidelines generally include a review of the documents providing proof of the prize, and a review of the credit rating of the insurance company, or other entity, making the lottery prize payments. Where the lottery prize is from a state run lottery, the underwriting guidelines generally include a confirmation with the respective lottery commission of the prize winner's right to sell the prize, and acknowledgment from the lottery commission of their receipt of notice of the sale. In many states, in order to sell a state lottery prize, the winner must obtain a court order permitting the sale. In those states, Metropolitan requires a certified copy of the court order.

Yield and Discount Considerations

      Summit, Old Standard and Arizona Life each establish their own yield requirements for Receivable acquisitions. Yield requirements are established in light of capital costs, market conditions, the characteristics of particular classes or types of Receivables and the risk of default by the Receivable payor. See Also "BUSINESS-RECEIVABLE INVESTMENTS-Underwriting". Each company's yield requirements are provided to Metropolitan, which negotiates Receivable purchases at prices calculated to provide the desired yield. If the Receivable is purchased at a price below its face amount, the difference is the "discount".

     For Receivables of all types, the discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method over the remaining contractual term of the contract. For Receivables which were acquired after September 30, 1992, these net purchase discounts are amortized on an individual contract basis using the level yield method over the contractual remaining life of the contract. For those Receivables acquired before October 1, 1992, these net purchase discounts were pooled by the fiscal year of purchase and by similar contract types, and amortized on a pool basis using the level yield method over the expected remaining life of the pool. For these Receivables, the amortization period, which is approximately 78 months, is based on an estimated constant prepayment rate of 10-12 percent per year on scheduled balances, which is consistent with Summit's and Old Standard's prior experience with similar loans and their expectations.

      Management establishes the yield requirements for Receivable investments by assuming that all payments on the Receivables will be made and that a certain percentage of unpaid balances will be prepaid on an annual basis (13% for fiscal 1996). During fiscal 1996, the Consolidated Group's average initial yield requirement was 9.5% to 12.75%, for Receivables collateralized by real estate. However, to the extent that Receivables are purchased at a discount and payments are received earlier than anticipated, the discount is earned more quickly resulting in an increase in the yield. Conversely, to the extent that payments are received later than anticipated, the discount is earned less quickly resulting in a lower yield.

      A greater effective yield can also be achieved through negotiating amendments to the Receivable agreements. These amendments may involve adjusting the interest rate and/or monthly payments, extension of financing in lieu of a required balloon payment or other adjustments in cases of delinquencies where the payor appears able to resolve the delinquency. In addition, extensions of additional credit and/or refinancing of the Receivable may be negotiated. As a result of these amendments, the cash flow may be maintained or accelerated, the latter of which increases the yield realized on a Receivable purchased at a discount.

Current Mix of Receivable Investment Holdings

      The Consolidated Group's investments in Receivables includes Receivables collateralized by first or second liens, primarily on single family residential property. Management believes that these Receivables present lower credit risks than a portfolio of mortgages collateralized by commercial property or unimproved land, and that much of the risk in the portfolio is dissipated by the large numbers
of   relatively  small  individual  Receivables  and  their   geographic
dispersion.

      The following table presents consolidated information about the Consolidated Group's investments in Receivables collateralized by real estate, as of September 30, 1996 and 1995:

                                         1996              1995
Face value of discounted
Receivables                          $73,226,348    $51,768,999

Face value of originated
and non-discounted
Receivables                           10,439,736     10,560,249

Unrealized discounts,
net of unamortized
acquisition costs                     (4,733,938)    (2,614,937)

Allowance for losses                    (974,487)      (765,130)

Accrued interest
receivable                             2,051,094      1,168,038
                                     -----------    -----------
Carrying value                       $80,008,753    $60,117,219
                                     ===========    ===========

      As of September 30, 1996, approximately 87% of the Consolidated Group's investments in Receivables are collateralized by first lien positions on real estate and 13% in second lien positions. The Receivables are collateralized by residential, business and commercial properties with residential collateral representing approximately 69% of such investments as of September 30, 1996.

      The Consolidated Group's Receivable investments in real estate loans at September 30, 1996 were collateralized by properties located throughout the United States with not more than 3% (by dollar amount) in any single state except as follows:

                Arizona . . . . . .   9%

                California  . . . .  15%
                Oregon  . . . . . .   7%
                Texas . . . . . . .  10%
                Washington  . . . .  11%
                Florida . . . . . .   6%
                New Mexico. . . . .   4%

                                   SUMMIT SECURITIES, INC.
                                and subsidiaries
                          RECEIVABLES COLLATERALIZED BY REAL ESTATE
                                      September 30, 1996

Less than 1% of the contracts are subject to variable interest rates. Interest rates range from 0% to 19% with rates principally (74% of face value) within the range of 8% to 12%. The following table segregates the Consolidated Group's
Receivable portfolio by type, size and lien position.

                           Number                Carrying   Delinquent    Number
of      Non accrual     Number of
                               of        Interest     Amount   of      Principal
Delinquent       Principal     Non Accrual
Description               Receivables      Rates       Receivables        Amount
Receivables       Amount       Receivables
                       ---------------------------------------------------------
-----------------------------------
RESIDENTIAL                      Principally
First Mortgage >$75,000     145      8%-11%      $15,930,198      $828,311     7
$106,799          1
First Mortgage >$40,000     320      8%-11%       17,166,794       803,473    14
--         --
First Mortgage <$40,000     874      8%-11%       16,824,319     1,079,313    45
--         --
Second or Lower>$75,000       8      7%-12%          855,475            --    --
--         --
Second or Lower>$40,000      44      8%-11%        2,256,793       159,931     3
--         --
Second or Lower<$40,000     246      8%-11%        4,940,151       162,486    10
--         --

COMMERCIAL
First Mortgage >$75,000      72      8%-11%       10,626,674        95,843     1
--         --
First Mortgage >$40,000      42      8%-10%        2,371,163       139,722     2
--         --
First Mortgage <$40,000      83      8%-18%        1,110,029         8,389    --
--         --
Second or Lower>$75,000       9      8%-11%          819,760            --    --
--         --
Second or Lower>$40,000       9      9%-11%          520,949            --    --
--         --
Second or Lower<$40,000      17      9%-11%          415,212        38,314     1
--         --

FARM, LAND AND OTHER


First Mortgage >$75,000      26      8%-12%        3,577,173            --    --
--         --
First Mortgage >$40,000      56      8%-11%        2,946,202        59,218     1
--         --
First Mortgage <$40,000     100      8%-11%        2,363,282            --    --
--         --
Second or Lower>$75,000       3      7%-12%          416,737            --    --
--         --
Second or Lower>$40,000       5      7%-12%          241,564            --    --
--         --
Second or Lower<$40,000      13      8%-10%          283,609            --    --
--         --

Unrealized discounts, net
of unamortized acquisition
costs, on Receivables
purchased at a discount                           (4,733,938)

Accrued Interest Receivable                        2,051,094

Allowance for Losses                                (974,487)
                                                    -----------      -----------
--------
TOTAL                                               $80,008,753       $3,375,000
$106,799
                                                    ===========      ===========
========

The principal amount of Receivables subject to delinquent principal or interest is defined as being in arrears for more than three months but which are still accruing interest. The principal amount of Receivables subject to the nonaccrual of interest represents those on which the outstanding principal and interest exceeds the fair value of the collateral, net of selling costs.


The contractual maturities of the aggregate amounts of Receivables (face amount) are as follows:

                                    Residential      Commercial   Farm,  Land,
Other    Total


                                    Principal       Principal        Principal
Principal
                                    --------         -------          --------
---------
October  1996 - September 1999    $ 5,120,711   $   2,156,175     $  1,987,478
$ 9,264,364
October  1999  - September 2001      4,740,273       3,048,183       2,170,013
9,958,469
October  2001  - September 2003      5,297,759       1,497,998         939,294
7,735,051
October  2003  - September 2006      8,976,772       3,068,355       1,472,159
13,517,286
October  2006  - September 2011     12,348,635       4,287,359       1,829,649
18,465,643
October  2011  - September 2016      7,034,413         793,847         371,051
8,199,311
October  2016  - Thereafter         14,455,167       1,011,870       1,058,923
16,525,960
                                  -----------      -----------      ----------
-----------
                                  $57,973,730      $15,863,787      $9,828,567
$83,666,084
                                  ===========     ===========       ==========
===========

                                   SUMMIT SECURITIES, INC.
                                and subsidiaries
                          RECEIVABLES COLLATERALIZED BY REAL ESTATE
                                      September 30, 1995

Less than 1% of the contracts are subject to variable interest rates. Interest rates range from 0% to 20% with rates principally (87% of face value) within the range of 7% to 12%. The following table segregates the Consolidated Group's
Receivable portfolio by type, size and lien position.

                           Number                Carrying   Delinquent    Number
of      Non accrual     Number of
                               of        Interest     Amount   of      Principal
Delinquent       Principal     Non Accrual
Description               Receivables      Rates       Receivables        Amount
Receivables       Amount       Receivables
                       ---------------------------------------------------------
-----------------------------------


RESIDENTIAL                                Principally
First  Mortgage  >  $75,000       103       7%-12%     $10,750,067      $602,699
5              --             --
First  Mortgage  >  $40,000       268       7%-12%      14,265,052       797,198
14              --             --
First  Mortgage  <  $40,000       924       7%-12%      18,514,619       750,304
46              --             --
Second  or  Lower>  $75,000       13        9%-12%       1,358,974            --
--             --             --
Second  or  Lower>  $40,000        38       8%-12%       2,022,634       226,881
4              --             --
Second  or  Lower<  $40,000      236        8%-11%       5,074,103        49,146
3              --             --

COMMERCIAL
First  Mortgage  >  $75,000       24        9%-11%       2,757,580            --
--             --             --
First  Mortgage  >  $40,000       17        8%-11%         975,626            --
--             --             --
First  Mortgage  <  $40,000       35        8%-11%         739,072        16,855
2             --             --
Second  or  Lower>  $75,000        8        9%-11%       1,087,947            --
--             --             --
Second  or  Lower>  $40,000        9        9%-11%         537,240            --
--             --             --
Second  or  Lower<  $40,000       15        9%-11%         383,437            --
--             --             --

FARM, LAND AND OTHER
First  Mortgage  >  $75,000        7       10%-12%       1,395,643            --
--             --             --
First  Mortgage  >  $40,000       13        8%-11%         648,812            --
--             --             --
First  Mortgage  <  $40,000       65        9%-11%       1,111,652        14,526
1             --             --
Second  or  Lower>  $75,000        1            0%         217,391       217,391
1             --             --
Second  or  Lower>  $40,000        4        5%-12%         223,881            --
--             --             --
Second  or  Lower<  $40,000       14        8%-10%         265,518            --
--             --             --
Unrealized discounts, net
of unamortized acquisition
costs, on Receivables
purchased at a discount                            (2,614,937)

Accrued Interest Receivable                         1,168,038

Allowance for Losses                                 (765,130)
                                                      ___________    ___________
__________
TOTAL                                              $   60,117,219   $  2,675,000
--
                                                     ============    ===========
==========



The principal amount of Receivables subject to delinquent principal or interest is defined as being in arrears for more than three months.

The contractual maturities of the aggregate amounts of Receivables (face amount) are as follows:

                                  Residential       Commercial    Farm,  Land,
Other   Total
                                   Principal         Principal       Principal
Principal
                                    --------          -------         --------
---------
October  1995  - September 1998   $ 6,935,045    $  1,524,281    $   1,494,409
$ 9,953,735
October  1998  -  September 2000     5,091,289       1,210,602         434,447
6,736,338
October  2000  -  September 2002     3,895,987         680,842         270,919
4,847,748
October  2002  -  September 2005     6,444,955         731,814         440,803
7,617,572
October  2005  -  September 2010    10,504,342       1,490,854         939,390
12,934,586
October  2010  -  September 2015     6,142,677         192,069         123,111
6,457,857
October  2015  -  Thereafter        12,971,154         650,440         159,818
13,781,412
                                   ----------       ----------      ----------
----------
                                  $51,985,449       $6,480,902      $3,862,897
$62,329,248
                                  ===========       ==========      ==========
==========

     The Consolidated Group held 2072 Receivables collateralized by real estate, as of September 30, 1996. The average stated interest rate (weighted by principal balances) on these Receivables on that date was approximately 8.5%. See Note 2 to Consolidated Financial Statements.

Delinquency Experience & Collection Procedures

      The principal amount of Receivables collateralized by real estate, held by the Consolidated Group (as a percentage of the total outstanding principal amount of such Receivables) which was in arrears for more than ninety days at September 30, 1996 was 4.0% compared to 4.2% and 3.8% at September 30, 1995 and 1994, respectively. Because Receivables purchased by the Consolidated Group are typically not of the same quality as mortgages that are originated for sale to agencies such as the Federal National Mortgage Association (Fannie Mae), higher delinquency rates are expected, which management believes are generally offset by the value of the underlying collateral. In addition, the Consolidated Group maintains an allowance for losses on delinquent real estate Receivables, as described below. As a result, management believes losses from resales of repossessed properties are generally lower than might otherwise be expected given the delinquency rates. In addition, the Consolidated Group is compensated for the risk associated with delinquencies through Receivable yields that are greater than typically available through the conventional, "A", credit lending markets.

      Metwest provides Receivable collections and servicing to Summit, Old Standard Life and Arizona Life pursuant to the following practices:
When a Receivable becomes delinquent, the payor is initially contacted by letter approximately seven days after the delinquency date. If the delinquency is not cured, the payor is contacted by telephone (generally on the 17th day following the payment due date). If the default is still not cured (generally within three to six days after the initial call), additional collection activity, including further written correspondence and further telephone contact, is pursued. If these collection procedures are unsuccessful, the account is referred to a committee who analyzes the basis for default, the economics of the Receivable and the potential for environmental risks. When appropriate, a Phase I environmental study is obtained prior to foreclosure. Based upon this analysis, the Receivable is considered for a workout arrangement, further collection activity, or foreclosure of any property providing collateral for the

Receivable. Collection activity may also involve the initiation of legal proceedings against the Receivable obligor. Legal proceedings, when necessary, are generally initiated within approximately ninety days after the initial default. If accounts are reinstated prior to completion of the legal action, then attorney fees, costs, expenses and late charges are generally collected from the payor, or added to the Receivable balance, as a condition of reinstatement.

Allowance for Losses on Receivables

      The Consolidated Group establishes an allowance for losses on Receivables based on an evaluation of delinquent Receivables. During 1992, an appraisal policy was adopted which requires annual appraisals on properties collateralizing delinquent Receivables when the Receivable balance exceeds a threshold equal to .5% of total assets of the respective company. Biannual appraisals are required on all other delinquent Receivables with balances in excess of $50,000. The allowance for losses was 1.2%, 1.2% and 0.9% of the face value of Receivables collateralized by real estate at September 30, 1996, 1995 and 1994, respectively.

      The established allowances for losses on real estate contracts and mortgage notes receivable include amounts for estimated probable losses on receivables determined in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." The Company adopted this new standard on October 1, 1995, which did not have a material effect on the consolidated financial statements. Specific allowances are established for delinquent receivables, as necessary, with net carrying values in excess of $100,000. Additionally, the Company establishes allowances, based on prior delinquency and loss experience, for currently performing receivables and smaller delinquent receivables. Allowances for losses are based on the net carrying values of the receivables, including accrued interest. Accordingly, the Company continues interest accruals on delinquent receivables until foreclosure, unless the principal and accrued interest on the receivables exceed the fair value of the collateral, net of estimated selling costs. The Company obtains new or updated appraisals on collateral for appropriate delinquent receivables, and adjusts the allowance for losses, as necessary, such that the net carrying value does not exceed net realizable value.

The following is an analysis of the allowance for losses on real estate contacts and mortgage notes receivable.

                                                  September 30,
                                             ---------------------
                                             1996             1995
                                            ------            ------
Balance, beginning of year              $  765,130        $  250,572
Provision for losses on real
  estate contracts and mortgage
  notes receivable                         212,600           130,950
Additions from acquisition
  of subsidiary                                              310,957
Recoveries/(write-offs)                     (3,243)           99,651
                                        -----------       ----------
                                        $  974,487        $  765,130
                                        ===========       ==========

At September 30, 1996, the net investment in real estate contracts and mortgage notes receivable for which impairment has been recognized in accordance with SFAS 114 was approximately $110,000, of which approximately $27,000, representing the amounts by which the net carrying value of the receivable exceeds the fair value of the collateral, has been specifically included in the allowance for losses on real estate assets. Had these receivables performed in accordance with their terms, interest income of approximately $2,300 would have been recognized during the period of impairment.

The provision for losses on real estate contracts and mortgage notes receivable is determined as the amount required to establish the allowance at the level determined in accordance with the policy described above. Because primarily all of the receivables are collateralized by real estate, the Company considers its delinquency and loss experience in determining the likelihood that receivables that are currently performing may become delinquent, and the loss that may be experienced should foreclosure become the means of satisfaction. The Company manages its risk of loss upon default through the underwriting process, which is performed by Metropolitan, and requires a review of demographics, real estate market trends, property value and overall economic conditions related to the real estate property collateralizing a receivable. Management does not expect that the loss experience related to the receivables will increase materially during the next full year of operations.

Repossessed Properties

      Summit, Old Standard and Arizona Life own various repossessed properties held for sale. At September 30, 1996, 23 properties, acquired in satisfaction of debt, with a combined carrying amount of approximately $1,191,000 were held, of which the largest single property had a carrying value of approximately $175,000.

Receivable Sales

     The Consolidated Group sells pools of Receivables when it considers it profitable to do so. Such sales generally occur through one of two methods: (1) securitization or (2) direct sales. Management believes that the sale of Receivables provides a number of benefits by allowing the Consolidated Group to diversify its funding base, provide liquidity and lower its cost of funds. In addition to providing liquidity and profits, the sale of Receivables is a source of cash which can be reinvested into additional Receivables. The sale of Receivables in turn allows the Consolidated Group to continue to expand its investing activities without increasing its asset size.

      During  May  1996,  Summit  and  Old  Standard  participated  with
Metropolitan and Western United as sellers in the securitization of approximately $122.9 million in Receivables collateralized by real estate, principally consisting of seller financed first lien residential Receivables. The second such securitization of approximately $126.7 million of first lien residential and commercial real estate loan
Receivables, of which approximately 54% were seller financial Receivables, occurred in November 1996. Currently, it is proposed that the next securitization of Receivables collateralized by real estate will not occur until the second half of fiscal 1997. The Consolidated Group is also evaluating the market, economic and legal implications of selling its non real estate Receivables through securitizations. There can be no assurance that such securitizations will be pursued, or if pursued, that they will be profitable.

     Generally, a securitization involves the transfer of certain specified Receivables to a single purpose trust. The trust issues certificates which represent an undivided ownership interest in the Receivables transferred to the trust. The certificates consist of different classes, which include classes of senior certificates, and a residual interest and may also include intermediate classes of subordinated certificates. The rights of the senior certificate holders can be enhanced through several methods which include subordination of the rights of the subordinate certificate holders to receive distributions, or the establishment of a reserve fund. In connection with securitizations, the senior certificates and subordinate certificates are sold to investors, generally institutional investors. The companies which sold their Receivables to the trust receive a cash payment representing their respective interest in the sales price for the senior certificates and any subordinate certificates sold. The selling companies receive an interest in any unsold subordinate certificates, and also typically receive an interest in the residual interest. Such interests are generally apportioned based upon the respective companies' contribution of Receivables to the pool of Receivables sold to the trust.

     In the typical securitization structure, the Receivable payments are distributed first to the senior certificates, next to the subordinated certificates, if any, and last to the residual interests. As a result, the residual interest is the interest first affected by any loss due to the failure of the Receivables to pay as scheduled. The holders of the residual interest values such interest on their respective financial statements based upon certain assumptions regarding the anticipated losses and prepayments. To the extent actual prepayments and losses are greater or less than the assumptions, the companies holding the residual interest will experience a loss or gain.

     In the securitizations which occurred in May and November 1996, the rights of the senior certificate holders were enhanced though subordinating the right of subordinate certificate holders to receive distributions with respect to the mortgage loans to such rights of senior certificate holders. The selling companies retained their respective residual interests. At September 30, 1996, the residual interests held by Summit and Old Standard from the May 1996 securitization aggregated approximately $233,000. At the close of the November 1996 securitization the Consolidated Group held residual interests aggregating approximately $570,000.

      In addition to sales through securitizations, the Consolidated Group may sell pools of Receivables directly to purchasers. These sales are typically without recourse, except that for a period of time the selling company is generally required to repurchase or replace any Receivables which do not conform to the representations and warranties made at the time of sale. During fiscal 1996, Summit and Old Standard received proceeds of approximately $7 million from the sale of portfolios of real estate Receivables through securitization and proceeds of $12.4 million from the direct sale of lotteries. During fiscal 1996, gains on these securitization and direct sales were approximately $977,000.

ANNUITY OPERATIONS

Introduction

      The Consolidated Group raises significant funds through its insurance subsidiaries, Old Standard and Arizona Life.

     Old Standard was incorporated in Idaho in 1990, and acquired by the Consolidated Group on May 31, 1995. Old Standard had total assets of approximately $76.5 million at September 30, 1996. Old Standard markets its annuity products through approximately 100 independent sales representatives under contract. These representatives may also sell insurance products for other companies. Old Standard is licensed as an insurer in Idaho, Montana, North Dakota, Oregon and has applied for licenses in Hawaii, Washington and Utah. During calendar 1995, the most recent year for which statistical information is available, In Idaho, Old Standard's individual annuity market share was 10.2%, ranking it the number one producer of annuities in Idaho during the period.

      The Consolidated Group acquired Arizona Life on December 28, 1995. Arizona Life had total assets of approximately $2.9 million at September 30, 1996. Arizona Life is licensed in seven western states and has applications pending in three additional states. It commenced annuity sales and Receivable investing activities during fiscal 1996.

      Management intends to expand the insurance operations into other states as opportunities arise, which may include the acquisition of other insurance companies.

      There is no specific regulatory limitation imposed by Idaho on the percent of assets which Old Standard may invest in Receivables collateralized by real estate. As of September 30, 1996, 73.9% of Old Standard's assets were invested in Receivables collateralized by real estate, and 5.4% in lotteries. As of September 30, 1996, 52.3% of
Arizona Life's assets were invested in Receivables collateralized by real estate. As of September 30, 1996, the balance of Old Standard's and Arizona Life's investments were invested in principally investment grade corporate and government securities, but may be invested into a variety of other areas as permitted by applicable insurance regulations. See "BUSINESS-REGULATION".

      Generally, loans which are acquired through the institutional secondary mortgage market qualify as "mortgage related securities" pursuant to the Secondary Mortgage Market Enhancement Act (SMMEA). SMMEA generally provides that qualifying loans may be acquired to the same extent that obligations which are issued by or guaranteed as to principal and interest by the United States government, its agencies or instrumentalities can be acquired. Such acquisitions are exempt from certain state insurance regulations including loan to value and appraisal regulations.

Annuities

      During the last three years, Old Standard and Arizona Life have derived 100% of their premiums from annuity sales. Management believes that annuity balances have continued to grow due to market acceptance of the products (due largely to a competitive rate and a reputation for superior service), and changes in tax laws that removed the attractiveness of competing tax-advantaged products.

      Old Standard's annuities also qualify for use as either Individual Retirement Annuities, Simplified Employee Pensions, Qualified Corporate Pension Plans or Tax-Sheltered Annuities for teachers and certain other nonprofit organizations' retirement plans. Under these qualified plans, the interest is tax deferred and the principal contributions, within the limits specifically established by the Internal Revenue Code, are tax deductible during the accumulation period. These annuities are subject to income tax only upon actual receipt of proceeds, usually at retirement when an individual's tax rate is anticipated to be lower.

      During 1997, the Consolidated Group anticipates matching premium flow substantially with the availability of Receivable investments, in order to maximize the earnings from the interest spread. Additionally, the premium flow and resulting asset growth will be influenced by the ability of Summit to make additional capital contributions to Old Standard and Arizona Life.

      Flexible and single premium annuities are offered with short, intermediate and traditional surrender fee periods. At September 30, 1996, deferred policy acquisition costs were approximately 6.2% of annuity reserves. Since surrender charges typically do not exceed 5%, increasing termination rates may have an adverse impact on the insurance subsidiary's earnings, requiring faster amortization of these costs. During the four months ended September 30, 1995 and the year ended September 30, 1996, amortization of deferred policy acquisition costs were $198,000 and $85,000, respectively. The calculation has been reviewed by an independent actuary.

      Annuity lapse rates are calculated by dividing cash outflows related to benefits and payments by average annuity reserves. For the year ended September 30, 1996, withdrawals and benefits were approximately $6.5 million. The annualized lapse rate was approximately 11.7%. Management believes a reasonable estimate for future lapse rates to be 10% (including 4% for death and partial withdrawal and 6% for basic surrenders and surrenders occurring in the year the surrender charge expires).

      The life insurance subsidiaries of the Consolidated Group are required to file statutory financial statements with state insurance regulatory authorities in their states of domicile. Accounting principles used to prepare these statutory financial statements differ from generally accepted accounting principles (GAAP). A reconciliation of GAAP net income to statutory net income for the years ended September 30, 1996 and 1995, respectively, are as follows:

                                                                    1996
1995

Net Income - GAAP                           $1,285,135                 $
86,031
Adjustments to reconcile:
      Deferred     policy    acquisition    cost             (1,097,613)
(116,136)
      State     insurance    guaranty    fund                   (28,261)
(8,333)
      Annuity     reserves    and    benefits                    244,358
16,170
     Capital    gains    and    IMR   amortization             (779,523)
(132,147)
       Allowance     for     losses                              486,125
196,024
       Federal     income     taxes                              258,888
(145)
           Other                                                 (5,594)
2,110
                                            ----------                 -
--------

Net Income - Statutory                      $  374,703                 $
43,574
                                                              ==========
========
Reinsurance

      Reinsurance is the practice whereby an insurance company enters into agreements (termed "treaties") with other insurance companies in order to assign some of its insured risk, for which a premium is paid, while retaining the remaining risk. Although reinsurance treaties provide a contractual basis for shifting a portion of the insured risk to other insurers, the primary liability for payment of claims remains with the original insurer. Most life insurers obtain reinsurance on a portion of their risks in the ordinary course of business. The amount of mortality risk that a company is willing to retain is based primarily on considerations of the amount of insurance it has in force and upon its ability to sustain unusual mortality fluctuations.

      Western United has negotiated a reinsurance agreement with Old Standard whereby 75% of the risk on six different annuity products will be reinsured through Old Standard. It is presently anticipated that this will result in reinsurance of up to approximately $5 million in premiums per month. This procedure will allow Old Standard to acquire annuity premiums with credited interest rate which are more favorable than those offered directly from Old Standard. The level of reinsurance that Old Standard can participate in will be dependent upon the sufficiency of its statutory capital to sustain such growth.

Reserves

      State law requires that the annuity reserve be sufficient to meet Old Standard's future obligations under annuity contracts currently in force. Reserves are recalculated each year to reflect amounts of insurance in force, issue ages of new contract holders, duration of contracts and variations in contract terms. Since such reserves are based on certain actuarial assumptions, no representation is made that the ultimate liability will not exceed these reserves. Old Standard utilizes the services of a consulting actuary to review the reserve amount for compliance with applicable statutes.

      The actuarially determined reserve is reported in statutory financial statements as required by state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from generally accepted accounting principles (GAAP). Annuity reserves amounted to approximately $62.4 million at September 30, 1996 based on GAAP financial reporting.

Securities Investments

       At  September  30,  1996  and  1995,  99.0%  and  100.0%  of  the
Consolidated Group's securities, excluding stock investment in non-consolidated affiliate, were held by its insurance subsidiaries.

      The following table outlines the nature and carrying value of securities investments held by Old Standard and Arizona Life at September 30, 1996:

                                   Available    Held To    Total     Percent
                                   For Sale     Maturity
                                   Portfolio    Portfolio
                                ----------   ----------  ----------  --------
                                         (Dollars in Thousands)
Total Amount                     $     187     $  7,750   $  7,937    100.0%
                                 =========     ========   ========    ======
% Invested In:
    Fixed Income                 $     187     $  7,750   $  7,937    100.0%
     Equities                           --           --         --      0.0%
                                 ---------     --------  --------     ------
                                 $     187     $  7,750   $  7,937    100.0%
                                 =========     ========   ========    ======

% Fixed Income:
     Taxable                     $     187     $  7,750   $  7,937    100.0%
     Non-taxable                        --           --         --      0.0%
                                 ---------     --------   --------    ------
                                 $     187     $  7,750   $  7,937    100.0%
                                 =========     ========   ========    ======

% Taxable:
     U.S.Government              $      --     $  5,736   $  5,736     72.3%
     Corporate                         187        2,014      2,201     27.7%
                                 ---------     --------   --------    ------
                                 $     187     $  7,750   $  7,937    100.0%
                                 =========     ========   ========     =====
% Corporate:
        AAA                      $      --     $  1,012   $  1,012     46.0%
        AA                              --        1,002      1,002     45.5%
        A                              187           --        187      8.5%
                                 ---------      --------  --------    ------
                                 $     187     $  2,014   $  2,201    100.0%
                                 =========     ========   ========    ======
% Corporate:
        Mortgage-backed          $     187     $     --   $    187      8.5%
        Finance                         --        1,012      1,012     46.0%
        Industrial                      --        1,002      1,002     45.5%
                                 ---------     --------   --------    ------
                                 $     187     $  2,014   $  2,201    100.0%


                                 =========     ========   ========    ======

      Investments of the insurance subsidiaries are subject to the direction and control of investment committees appointed by their respective Board of Directors. All such investments must comply with applicable state insurance laws and regulations. See "BUSINESS-REGULATION". Investments primarily include corporate, government agency, and direct government obligations.

      Old Standard and Arizona Life are authorized by their respective investment policies to use financial futures instruments for the purpose of hedging interest rate risk relative to the securities portfolio or potential trading situations. In both cases, the futures transaction is intended to reduce the risk associated with price movements for a balance sheet asset. See "MANAGEMENT'S DISCUSSION AND ANALYSIS-Asset/Liability Management".

      In the held to maturity portfolio, gross unrealized losses were approximately $128,000 at September 30, 1996.

METHOD OF FINANCING

      The Consolidated Group's continued growth is expected to depend on its ability to market its securities and annuities to the public and to invest the proceeds in higher-yielding investments. Financing needs are intended to be met primarily by the sale of its annuities, sales and securitizations of Receivables, sales of Certificates and Preferred Stock. Such funds may be supplemented by short-term bank financing and borrowing from affiliates. Old Standard has established secured lines of credit through several lending institutions, principally consisting of Brokerage Firms. As of September 30, 1996, there was approximately $3.8 million of short-term collateralized borrowings outstanding.

      The availability of Receivables offered for investment in the national market is believed by management to be adequate to meet the needs of the Consolidated Group.

BROKER DEALER ACTIVITIES

      Metropolitan Investment Securities, Inc. (MIS) is a securities broker/dealer, and member of the National Association of Securities Dealers, Inc.-Regulation. It markets the securities products of Summit and of Metropolitan, Summit's former parent company. In addition, MIS currently markets several families of mutual funds, and general securities. MIS's sales efforts were previously focused in the states of Washington, Oregon, Idaho and Montana. MIS is licensed in several other Western states and has expanded its sales and marketing efforts into California, Utah, Nevada and Colorado. MIS sustained a loss of approximately $137,000 during the current fiscal year. See "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" & Note 12 to Consolidated Financial Statement.

PROPERTY DEVELOPMENT SERVICES

      Summit Property Development, Inc. provides real estate development services for a fee. Currently its principal client is Metropolitan. Such services may include, but are not limited to the following: sales, marketing, market analysis, architectural services, design services, subdividing properties, and coordination with regulatory groups to obtain the approvals which are necessary to develop a particular property. Summit Property Development does not own any real estate itself. Summit Property Development, Inc. produced operating income for the Consolidated Group during the fiscal year ended September 30, 1996 of approximately $141,000 on revenues of approximately $2,047,000. See "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" & Note 12 to Consolidated Financial Statement.

COMPETITION

      Summit, Old Standard and Arizona Life's ability to compete for Receivable investments is currently dependent upon Metropolitan's Receivable acquisition network. Metropolitan competes with various real estate financing firms, real estate brokers, banks and individual investors for the Receivables it acquires. The largest single competitors are subsidiaries of much larger companies which may have access to greater resources and better name recognition than Metropolitan. The largest group of individual competitors are a multitude of individual investors. Management believe its primary competitive factors are the amounts offered and paid to Receivable sellers and the speed with which the processing and funding of the transaction can be completed. Competitive advantages enjoyed by Summit, Old Standard and Arizona Life include access to Metropolitan's Receivable acquisition network, which allows their access to markets throughout the United States; their ability to purchase long-term Receivables; their flexibility in structuring Receivable acquisitions; its availability of funds; and their in-house capabilities for processing and funding transactions. To the extent other competing Receivable investors may develop faster closing times or more flexible investment policies, they may experience a competitive advantage.

      Summit, Old Standard and Arizona Life compete in the secondary mortgage market as sellers of pools of Receivables (both direct sales and sales through securitizations). This market is a multi billion dollar industry and includes many financial institutions and government participants. Competitors generally have access to larger resources, greater transaction volumes and economies of scale, and better name recognition.

      Summit's and MIS's securities products face competition for investors from other securities issuers, other broker/dealers and from other types of financial institutions, many of which are much larger, and have greater name recognition than MIS.

      The life insurance and annuity business is highly competitive. Premium rates, annuity yields and commissions to agents are particularly sensitive to competitive forces. Old Standard's management believes that it is in an advantageous position in this regard because of its earning capability through investments in Receivables compared to that of most other life insurance companies. Old Standard has also been assigned an A.M. Best Co. (Best) rating of "B (good)". Best bases its rating on a number of complex financial ratios, the length of time a company has been in business, the nature and quality of investments in its portfolio, depth and experience of management and various other factors. Best's ratings are supplied primarily for the benefit of policyholders and insurance agents.

REGULATION

      Old Standard and Arizona Life are subject to the Insurance Holding Company Act as administered by the Office of the State Insurance Commissioner of the State of Idaho and Arizona, respectively. Each act regulates transactions between insurance companies and their affiliates. It requires that the insurance companies provide prior notification to the respective Insurance Commissioners of certain transactions between an insurance company and Summit or any other affiliate. In certain instances, respective Insurance Commissioner's approval is required.

      Old Standard and Arizona Life are subject to extensive regulation and supervision by the Office of the State Insurance Commissioner of

Idaho and Arizona, respectively. To a lesser extent they are also subject to regulation by each of the other states in which they operate. These regulations are directed toward supervision of such things as granting and revoking licenses to transact business on both the insurance company and agent levels, approving policy forms, prescribing the nature and amount of permitted investments, establishing solvency standards and conducting extensive periodic examinations of insurance company records. Such regulation is intended to protect annuity contract and policy owners, rather than investors in an insurance company. Old Standard and Arizona Life are required to file detailed annual and quarterly financial reports with their respective states of domicile.

      All states in which the insurance subsidiaries operate have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance companies. Assessments are levied on all member insurers in each state based on a proportionate share of premiums written by member insurers in the lines of business in which the insolvent insurer engaged. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset.

      The net amounts expensed by Old Standard and Arizona Life for guaranty fund assessments and charged to operations for the year ended September 30, 1996 and the four month period ended September 30, 1995 were $90,000 and $25,000, respectively. This estimate was based on updated information provided by the National Organization of Life and Health Insurance Guaranty Associations regarding insolvencies occurring during 1990 through 1993. Management does not believe that the amount of future assessments associated with known insolvencies after 1993 will be material to its financial condition or results of operations. These estimates are subject to future revisions based upon the ultimate resolution of the insolvencies and resultant losses. Management cannot reasonably estimate the additional effects, if any, upon its future assessments pending the resolution of the above described insolvencies. The amount of guaranty fund assessment has been recorded net of a 7% discount rate applied to the estimated payment term of approximately seven years.

       Old Standard and Arizona Life are subject to regulatory restrictions on their ability to pay dividends. Such restrictions affect Summit's and Old Standard's ability to receive dividends. The unrestricted statutory deficit of the insurance subsidiaries totaled approximately $1,002,000 as of September 30, 1996.

      For statutory purposes, Old Standard's and Arizona Life's capital and surplus and their ratio of capital and surplus to admitted assets were as follows as of the dates indicated:

                                       As of           As of December 31,
                              September 30, 1996   1995      1994      1993
                             -------------------   ----      ----      ----
                                               (Dollars in Thousands)
        Old Standard:

        Capital and Surplus           $7,994       $3,007     $2,431    $2,069
        Ratio of Capital and
        Surplus to Admitted
        Assets                          10.9%         5.4%       5.4%      5.0%

        Arizona Life:

        Capital and Surplus           $1,511       $1,214         --        --
        Ratio of Capital and
        Surplus to Admitted
        Assets                          53.1%        99.2%         --        --

      Although the States of Idaho and Arizona require only $2.0 million and $450,000, respectively, in capital and surplus to conduct insurance business, the insurance companies have attempted to maintain a capital and surplus ratio of at least 5% of total admitted assets which management considers adequate for regulatory and rating purposes.

      Idaho and Arizona have enacted the Risk Based Capital Model law which requires an insurance company to maintain minimum amounts of capital and surplus based on complex calculations of risk factors that encompass the invested assets and business activities. The insurance subsidiaries' capital and surplus levels exceed the calculated minimum requirements.

      MIS is subject to extensive regulation and supervision by the National Association of Securities Dealers, Inc. - Regulation, and the Securities and Exchange Commission and various state regulatory authorities. These regulations include licensing requirements, record keeping requirements, net capital requirements, supervision requirements and sales practice standards.

                                MANAGEMENT

                     Directors and Executive Officers
                         (As of December 31, 1996)

     Name                    Age         Position

Tom Turner                    46         President/Director
Philip Sandifur               25         Vice President/Director
Greg Gordon                   43         Secretary/Treasurer/Director
Robert Potter                 69         Director

     Tom Turner was elected President on October 31, 1995. Prior to serving as President, he had served as Secretary/Treasurer since September 28, 1994. He has been an employee of Metropolitan since 1985, as a financial analyst. From 1983-1985, Mr. Turner was employed by Olsten Temporary Services. Prior to 1983, Mr. Turner was self-employed, principally doing business in the real estate industry.

      Philip Sandifur is the son of C. Paul Sandifur Jr., who is the sole shareholder of National Summit Corp., the parent company of Summit and also the controlling shareholder of Metropolitan. Philip graduated in 1993 from Santa Clara University receiving a BA in Business. He is not active in the day-to-day operations of Summit except to the extent necessary to carry out his duties as Vice President and Director. Philip Sandifur is principally active as the President of Summit Trading Services, Inc., a wholly-owned subsidiary of Summit's parent company, National Summit Corp.

      Greg Gordon was elected Secretary/Treasurer on October 31, 1995. He joined Metropolitan in April of 1989 and started the company's demography department. From 1985 to 1989, he was employed as the Northeastern US division, Market Analyst for Mortgage Guarantee Insurance Corporation. From 1984 to 1985, he was employed as a limited partnership underwriter with Reliance Insurance Company.

      Robert Potter was elected a Director of Summit on March 14, 1995. He is an outside director, not active in the day-to-day business of Metropolitan or Summit. From 1987 to present, Mr. Potter has served as President of Jobs Plus, Inc., a non-profit corporation formed to diversify and broaden the economic base of Kootenai County Idaho. Prior to 1987, Mr. Potter was employed for approximately 6 months as Chief Operating Officer of Incomnet Inc., and prior to that he worked for approximately 30 years with AT&T.

      The directors of Summit are elected for one-year terms at annual shareholder meetings. The officers of Summit serve at the direction of the Board of Directors.

      Summit's officers and directors continue to hold their respective positions with Metropolitan and do not anticipate that their responsibilities with Summit will involve a significant amount of time. They will, however, devote such time to the business and affairs of Summit as may be necessary for the proper discharge of their duties.

                      EXECUTIVE COMPENSATION

      The officers do not receive any compensation for services rendered on behalf of Summit, but they are entitled to reimbursement for any expenses incurred in the performance of such services. Such expenses include only items such as travel expense incurred for attendance at corporate meetings or other business. No such expenses have been incurred to date. Other than Robert Potter, the directors do not receive any compensation for services rendered on behalf of Summit. Robert Potter, receives $500 per year and $100 per meeting plus travel expenses.

                         INDEMNIFICATION

      Summit's Articles of Incorporation provide for indemnification of Summit's directors, officers and employees for expenses and other amounts reasonably required to be paid in connection with any civil or criminal proceedings brought against such persons by reason of their service of or position with Summit unless it is adjudged in such proceedings that the person or persons are liable due to willful malfeasance, bad faith, gross negligence or reckless disregard of his duties in the conduct of his office. Such right of indemnification is not exclusive of any other rights that may be provided by contract of other agreement or provision of law.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act")may be permitted to Summit's officers, directors or controlling persons pursuant to the foregoing provisions, Summit has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                      PRINCIPAL SHAREHOLDERS

      The following table sets forth information with respect to the beneficial owners of more than five percent of Summit's voting common stock as of September 30, 1996.


                          SHARES OF
NAME AND ADDRESS         COMMON STOCK      % OF CLASS
National Summit Corp.      10,000           100%
W. 929 Sprague Ave.,
Spokane, Washington

              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Names and relationship of parties/persons involved in related party transactions.

      Summit was originally organized as a wholly-owned subsidiary of Metropolitan. On September 9, 1994, the controlling interest in Summit was acquired by National Summit Corp., a Delaware corporation which is wholly-owned by C. Paul Sandifur, Jr. The change in control was made pursuant to a reorganization wherein Summit redeemed all the common shares held by its former parent company, Metropolitan, which consisted of 100% of the outstanding common stock of Summit. Contemporaneous with this redemption, Summit issued 10,000 shares of common stock to National Summit Corp., a Delaware Corporation, for $100,000. In addition, various investors in Metropolitan's common and preferred stock, including members of Mr. Sandifur's immediate family acquired 30,224 shares of Summit's Preferred Stock Series S-1 for $100 per share in exchange for preferred and common shares of Metropolitan with a value of approximately $3 million. Following this sale, Metropolitan has continued to provide, for a fee, principally all the management services to Summit. See "BUSINESS-RECEIVABLE INVESTMENTS".

      Mr. Sandifur holds effective control of Metropolitan. Prior to the sale, Mr. Sandifur held effective control of Summit through Metropolitan. Following the sale, Mr. Sandifur continues to control Summit through National Summit Corp.

      Prior to the sale, the officers and directors of Summit, were also officers or directors of Metropolitan and/or its affiliates. Contemporaneous with the sale, the officers and directors resigned and new officers and directors were elected. Currently, no officer or director of Summit is an officer or director of Metropolitan.

Description of Related Party Transactions

      Transactions between Metropolitan, its subsidiaries and companies within the Consolidated Group take place in the normal course of business. Such transactions include rental of office space, provision of administrative and data processing support, accounting and legal services. See Note 12 to Financial Statements. In addition, Metropolitan and its subsidiaries provide services to various companies within the Consolidated Group, as described more fully hereinbelow.

      Summit, Old Standard and Arizona Life obtain substantially all of their Receivable management and servicing support from Metropolitan through a Management, Receivable Acquisition and Servicing Agreement. In 1996, the Consolidated Group incurred fees for Receivable acquisitions from Metropolitan of approximately $1,753,000 and fees for servicing by Metwest of approximately $290,000. See "BUSINESS-RECEIVABLE INVESTMENTS" & " RISK FACTORS" & Note 12 to Consolidated Financial Statements. Management believes that such Agreements are on terms at least as favorable as could be obtained from non-affiliated parties.

      Old Standard has negotiated a reinsurance agreement with Western United, Metropolitan's insurance subsidiary. It is presently anticipated that approximately $5 million in premiums per month will be reinsured. See "BUSINESS-Annuity Operations-Reinsurance"

     Summit has entered into Selling Agreements with MIS to provide for the sale of the Certificates and Preferred Stock pursuant to which MIS will be paid commissions up to a maximum of 6% of the investment amount in each transaction. During the fiscal year ended September 30, 1996, Summit paid or accrued commissions to MIS in the amount of $463,477 upon the sale of $13,291,967 of certificates and commissions of $31,764 upon the sale of $568,950 of preferred stock. MIS also maintains, on behalf of Summit, certain investor files and information pertaining to investments in Summit's certificates and preferred stock.

      Summit Property Development has entered into an Agreement with Metropolitan to provide property development services to Metropolitan for a fee. During the year ended September 30, 1996 the fee was approximately $2.0 million. See "BUSINESS-PROPERTY DEVELOPMENT SERVICES".

     During April 1996, C. Paul Sandifur, Jr. President of Metropolitan and controlling shareholder of Metropolitan and the Consolidated Group, sold to Summit nineteen shares of stock in Consumers Group Holding Company (a subsidiary of Metropolitan) for $1.5 million. The purchase price was paid in cash.

               METROPOLITAN MORTGAGE & SECURITIES CO., INC.
                             AND SUBSIDIARIES
                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
               Years Ended September 30, 1996, 1995 and 1994


Report of Independent Accounts
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flow
Notes to Consolidated Financial Statements

               THREE MONTHS ENDED DECEMBER 31, 1996 AND 1995
                                (UNAUDITED)

Consolidated Condensed Balance Sheets
Consolidated Condensed Statement of Operations
Consolidated Condensed Statements of Changes in Cash Flows
Notes to Consolidated Condensed Financial Statements


     REPORT OF INDEPENDENT ACCOUNTANTS



     The Directors and Stockholders
     Summit Securities, Inc.


     We have audited the accompanying consolidated balance sheets of Summit Securities, Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Summit Securities, Inc. and subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 1, the Company changed its method of accounting for impaired loans in fiscal 1996.








                                  /s/ COOPERS & LYBRAND L.L.P.


     Spokane, Washington
     December 6, 1996

     SUMMIT SECURITIES, INC. AND SUBSIDIARIES
     CONSOLIDATED BALANCE SHEETS
     September 30, 1996 and 1995


                                                   1996           1995
                                               ------------   ------------
                      ASSETS

     Cash and cash equivalents                 $  4,461,315   $  2,979,362
     Investments:
       Investments in affiliated companies        4,522,425      3,022,425
       Available-for-sale securities, at
         market                                     269,305
       Held-to-maturity securities, at
         amortized cost                           7,750,078      8,269,541
       Accrued interest on investments               34,244         46,209
                                               ------------   ------------
           Total cash and investments            17,037,367     14,317,537

     Real estate contracts and mortgage
       notes receivable, net, including real
       estate contracts and mortgage notes
       receivable held for sale of approxi-
       mately $10,408,000 in 1996                80,008,753     60,117,219
     Other receivable investments                11,788,130     16,895,902
     Real estate held for sale                    1,191,495        836,291
     Deferred costs, net                          4,862,046      3,582,202
     Other assets, net, including receivables
       from affilites                             2,378,889        597,421
                                               ------------   ------------
           Total assets                        $117,266,680   $ 96,346,572
                                               ============   ============

     SUMMIT SECURITIES, INC. AND SUBSIDIARIES
     CONSOLIDATED BALANCE SHEETS, CONTINUED
     September 30, 1996 and 1995


                                                   1996           1995
                                               ------------   ------------
       LIABILITIES AND STOCKHOLDERS' EQUITY

     Liabilities:
       Annuity reserves                        $ 62,439,855   $ 49,559,589
       Investment certificates and accrued
         interest                                42,823,871     38,545,896
       Debt payable                               3,850,970        104,636
       Accounts payable and accrued expenses,
         including payables to affiliates         1,367,131      2,938,182
       Deferred income taxes                      1,426,079      1,291,202
                                               ------------   ------------
           Total liabilities                    111,907,906     92,439,505
                                               ------------   ------------

     Commitments and contingencies (Notes 1
       and 13)

     Stockholders' equity:
       Preferred stock, $10 par (liquidation
         preference $4,131,170 and $3,562,220)      413,117        356,222
       Common stock, $10 par                        100,000        100,000
       Additional paid-in capital                 2,269,137      1,786,991
       Retained earnings                          2,586,654      1,675,738
       Net unrealized loss on investments,
         net of income taxes of $5,221
         and $6,122                                 (10,134)       (11,884)
                                               ------------   ------------
           Total stockholders' equity             5,358,774      3,907,067
                                               ------------   ------------
           Total liabilities and stockholders'
             equity                            $117,266,680   $ 96,346,572
                                               ============   ============


     The accompanying notes are an integral part of the consolidated financial statements.

     SUMMIT SECURITIES, INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF INCOME
     for the years ended September 30, 1996, 1995 and 1994


                                                      1996          1995          1994
                                                  -----------   -----------   -----------
      Revenues:
        Annuity fees and charges                  $    45,348   $    14,179
        Interest on receivables                     6,018,615     3,901,113   $ 2,422,484
        Earned discount on receivables              2,598,306       777,659       373,003
        Other investment interest                     753,163       410,568       275,180
        Dividends                                     200,256       256,991
        Real estate sales                           1,093,000     1,123,500        88,000
        Fees, commissions, service and other
          income                                    2,849,737     2,580,105        60,677
        Realized net gains on sales of
          investments                                     583                       4,252
        Realized net gains on sales of real
          estate contracts and mortgage notes
          and other receivable investments            977,441       512,500       171,756
                                                  -----------   -----------   -----------
            Total revenues                         14,536,449     9,576,615     3,395,352

      Expenses:
        Annuity benefits                            3,702,324     1,034,082
        Interest expense                            3,741,095     3,251,334     2,527,945
        Cost of real estate sold                    1,132,552     1,117,233        75,656
        Provision for losses on real estate
          assets                                      490,082       445,381       155,042
        Salaries and employee benefits              1,636,773       907,690
        Commissions to agents                       1,673,279     1,395,994
        Other operating and underwriting
          expenses                                  1,775,484       738,380       231,423
        Less amount capitalized as deferred
          costs, net of amortization               (1,097,613)     (140,745)
                                                  -----------   -----------   -----------
            Total expenses                         13,053,976     8,749,349     2,990,066
                                                  -----------   -----------   -----------
      Income before income taxes                    1,482,473       827,266       405,286
      Income tax provision                           (237,951)     (239,707)     (140,407)
                                                  -----------   -----------   -----------
      Net income                                    1,244,522       587,559       264,879
      Preferred stock dividends                      (333,606)     (309,061)       (2,930)
                                                  -----------   -----------   -----------
      Income applicable to common stockholder     $   910,916   $   278,498   $   261,949
                                                  ===========   ===========   ===========
      Income per share applicable to common
        stockholder                               $     91.09   $     27.85   $     13.47
                                                  ===========   ===========   ===========
      Weighted average number of shares of
        common stock outstanding                       10,000        10,000        19,445
                                                  ===========   ===========   ===========


      The accompanying notes are an integral part of the consolidated financial statements.

     SUMMIT SECURITIES, INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY for the years ended September 30, 1996, 1995 and 1994

                                                                                      Net
                                                                                      Unrealized
                                                                        Additional    Gains
                                            Preferred     Common        Paid-In       (Losses) on   Retained
                                            Stock         Stock         Capital       Investments   Earnings      Total
                                            -----------   -----------   -----------   -----------   -----------   -----------
      Balance, September 30, 1993                             200,000   $ 1,800,000                 $ 1,188,024   $ 3,188,024
      Net income                                                                                        264,879       264,879
      Cash dividends on preferred stock
        (variable rate)                                                                                  (2,930)       (2,930)
      Common stock redeemed and retired
        (20,000 shares)                                      (200,000)   (3,400,000)                               (3,600,000)
      Sale of common stock (10,000 shares)                    100,000                                                 100,000
      Sale of variable rate preferred
        stock, net of offering costs
        (1,495 shares)                      $    14,952                     127,008                                   141,960
      Issuance of variable rate preferred
        stock (30,224 shares)                   302,242                   2,720,183                                 3,022,425
      Income tax benefit associated with
        disaffiliation                                                      206,872                                   206,872
                                            -----------   -----------   -----------   -----------   -----------   -----------
      Balance, September 30, 1994               317,194       100,000     1,454,063                   1,449,973     3,321,230
      Net income                                                                                        587,559       587,559
      Cash dividends on preferred stock
        (variable rate)                                                                                (309,061)     (309,061)
      Sale of variable rate preferred
        stock, net of offering costs
        (3,903 shares)                           39,028                     332,928                                   371,956
      Net change in unrealized (losses)
        on investment securities, net
        of income taxes of $6,122                                                     $   (11,884)                    (11,884)
      Excess cost over historical cost
        basis of subsidiaries purchased
        from related parties                                                                            (52,733)      (52,733)
                                            -----------   -----------   -----------   -----------   -----------   -----------
      Balance, September 30, 1995               356,222       100,000     1,786,991       (11,884)    1,675,738     3,907,067

     SUMMIT SECURITIES, INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, CONTINUED for the years ended September 30, 1996, 1995 and 1994

                                                                                      Net
                                                                                      Unrealized
                                                                        Additional    Gains
                                            Preferred     Common        Paid-In       (Losses) on   Retained
                                            Stock         Stock         Capital       Investments   Earnings      Total
                                            -----------   -----------   -----------   -----------   -----------   -----------
      Balance, September 30, 1995               356,222       100,000     1,786,991       (11,884)    1,675,738     3,907,067
      Net income                                                                                      1,244,522     1,244,522
      Cash dividends on preferred
        stock (variable rate)                                                                          (333,606)     (333,606)
      Sale of variable rate preferred
        stock, net of offering costs
        (5,690 shares)                           56,895                     482,146                                   539,041
      Net change in unrealized gains
        on investment securities, net
        of income taxes of $901                                                             1,750                       1,750
                                            -----------   -----------   -----------   -----------   -----------   -----------
      Balance, September 30, 1996           $   413,117   $   100,000   $ 2,269,137   $   (10,134)  $ 2,586,654   $ 5,358,774
                                            ===========   ===========   ===========   ===========   ===========   ===========

      The accompanying notes are an integral part of the consolidated financial statements.

     SUMMIT SECURITIES, INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CASH FLOWS
     for the years ended September 30, 1996, 1995 and 1994



                                                      1996          1995          1994
                                                  -----------   -----------   -----------
      Operating activities:
        Net income                                $ 1,244,522   $   587,559   $   264,879
        Adjustments to reconcile net income
          to net cash provided by (used in)
          operating activities:
            Proceeds from sale of trading
              securities                                                       20,077,343
            Purchase of trading securities                                    (20,073,050)
            Realized net gains on sales of
              investments                                (583)                     (4,252)
            Realized net gains on sales of
              real estate contracts and mort-
              gage notes and other receivable
              investments                            (977,441)     (512,500)     (171,756)
            (Gain) loss on sales of real estate        39,552        (6,267)      (12,344)
            Provision for losses on real estate
              assets                                  490,082       445,381       155,042
            Amortization of deferred costs            487,740       519,280       262,484
            Deferred income tax provision             134,877       164,249       136,500
            Changes in assets and liabilities,
              net of effects from purchases of
              subsidiaries:
                Annuity reserves                    3,713,490     1,031,720
                Compound and accrued interest
                  on investment certificates and
                  debt payable                       (432,048)    1,714,943     1,229,371
                Accrued interest on real estate
                  contracts and mortgage notes
                  receivable                       (1,005,273)     (306,978)      107,423
                Other                              (4,263,513)      365,111       312,110
                                                  -----------   -----------   -----------
                    Net cash provided by (used
                      in) operating activities       (568,595)    4,002,498     2,283,750
                                                  -----------   -----------   -----------
      Investing activities:
        Net cash paid or received associated
          with purchases of subsidiaries             (761,739)    1,406,873
        Collection of advances to parent and
          affiliated companies                                                  1,710,743
        Purchase of investment in affiliated
          company                                  (1,500,000)
        Proceeds from sales of available-for-
          sale investments                                          999,790       992,370
        Purchase of available-for-sale
          investments                                (275,641)
        Proceeds from maturities of held-to-
          maturity investments                        500,000
        Purchase of held-to-maturity investments     (486,753)
        Principal payments on real estate
          contracts and mortgage notes
          receivable                              13,874,707      6,567,102     1,829,515

     SUMMIT SECURITIES, INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED for the years ended September 30, 1996, 1995 and 1994



                                                      1996          1995          1994
                                                  -----------   -----------   -----------
      Investing activities, Continued:
        Principal payments on other receivable
          investments                                 753,892       393,942
        Purchases of real estate contracts and
          mortgage
          notes receivable                        (40,100,330)  (26,130,804)  (20,177,705)
        Purchases of other receivable
          investments                              (7,387,117)  (18,316,371)
        Proceeds from real estate sales                79,686       163,687         6,200
        Additions to real estate held for sale       (292,494)     (141,336)      (82,135)
        Proceeds from sale of real estate
          contracts and mortgage notes and other
          receivable investments                   19,430,000    21,350,848    10,393,131
                                                  -----------   -----------   -----------
                    Net cash used in investing
                      activities                  (15,165,999)  (13,713,689)   (6,320,251)
                                                  -----------   -----------   -----------
      Financing activities:
        Receipts from annuity products             15,632,116     5,903,808
        Withdrawals of annuity products            (6,465,340)   (1,934,898)
        Proceeds from investment certificates      13,291,967     8,585,470    10,539,684
        Repayments of investment certificates      (8,571,918)   (2,847,347)   (2,635,649)
        Borrowings from banks and others            5,752,500
        Repayments to banks and others             (2,043,015)     (193,631)      (48,170)
        Debt issuance costs                          (585,198)     (441,775)     (444,102)
        Excess cost over historical cost basis
          of subsidiaries purchased from
          related parties                                                         (52,733)
        Issuance of preferred stock                   539,041       371,956       141,960
        Issuance of common stock                                                  100,000
        Redemption and retirement of common
          stock                                    (3,600,000)
        Dividends paid on preferred stock            (333,606)     (309,061)       (2,930)
                                                  -----------   -----------   -----------
                    Net cash provided by
                      financing activities         17,216,547     9,081,789     4,050,793
                                                  -----------   -----------   -----------
      Net increase (decrease) in cash and
        cash equivalents                            1,481,953      (629,402)       14,292
      Cash and cash equivalents, beginning
        of year                                     2,979,362     3,608,764     3,594,472
                                                  -----------   -----------   -----------
      Cash and cash equivalents, end of year      $ 4,461,315   $ 2,979,362   $ 3,608,764
                                                  ===========   ===========   ===========

     See Note 15 for supplemental cash flow information.

     The accompanying notes are an integral part of the consolidated financial statements.

     SUMMIT SECURITIES, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      1.  SUMMARY OF ACCOUNTING POLICIES:

            BUSINESS AND REORGANIZATION

            Summit Securities, Inc., d/b/a National Summit Securities, Inc. in the states of New York and Ohio (the Company), was incor-porated on July 25, 1990. Prior to September 9, 1994, the Company was a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc. (Metropolitan). Metropolitan is controlled by C. Paul Sandifur, Jr. and his immediate family. On September 9, 1994, the controlling interest in the Company was acquired by National Summit Corp., a Delaware corporation which is wholly owned by C. Paul Sandifur, Jr. The change in control was made pursuant to a reorganization wherein the Company redeemed all the common shares held by its former parent company, Metropolitan, which consisted of 100% of the outstanding common stock of the Company for $3,600,000, which approximated the net book value of the Company at the trans-action date. Contemporaneous with this redemption, the Company issued 10,000 shares of common stock to National Summit Corp. for $100,000. In addition, various investors holding Metro-politan's common and preferred stock, including members of Mr. Sandifur's immediate family, acquired 30,224 shares of the Company's preferred stock Series S-1 for $100 per share in exchange for preferred and common shares of Metropolitan. The preferred shares issued for the Metropolitan shares were recorded at their face value which approximated recent issuances to unrelated parties. The face value of the preferred shares approximates fair value due to the variable dividend rate associated with such shares (see Note 5).

            On January 31, 1995, the Company consummated an agreement with Metropolitan, whereby it acquired Metropolitan Investment Securities, Inc. (MIS) effective January 31, 1995 at a purchase price of $288,950, which approximated the net book value of MIS at the date of purchase. This acquisition was recorded as a purchase. However, due to the common control of Metropolitan and the Company, the historical cost bases of the assets and liabilities of MIS were recorded by the Company.

            On May 31, 1995, the Company consummated an agreement with Metropolitan, whereby it acquired Old Standard Life Insurance Company (OSL) effective May 31, 1995, for $2,722,000, which approximated the historical cost basis of OSL at date of purchase, with future contingency payments equal to 20% of statutory income prior to the accrual of income taxes for the fiscal years ending December 31, 1995, 1996 and 1997. Future contingency payments, if any, will be accounted for as

            BUSINESS AND REORGANIZATION, CONTINUED

            dividends. The initial purchase price plus estimated future contingency payments approximated the appraised valuation of OSL. The acquisition was recorded as a purchase. However, due to the common control of Metropolitan and the Company, the historical cost bases of assets and liabilities of OSL were recorded by the Company. The total purchase price of MIS and OSL exceeded the historical cost bases of the net assets of the companies by approximately $53,000. Due to the common control of Metropolitan and the Company, this excess purchase price has been recorded as a dividend through a reduction of retained earnings.

            On December 28, 1995, the Company consummated an agreement with ILA Financial Services, Inc., whereby 100% of the outstanding common stock of Arizona Life Insurance Company (AZL), an insurance company domiciled in Arizona, was sold to a wholly owned subsidiary of the Company. The purchase price of $1,234,000, approximated the net book value of AZL at date of purchase. AZL holds licenses to engage in insurance sales in seven states and the purchase price included approximately $268,000 in value assigned to these state licenses. At the date of purchase, AZL was dormant and had no outstanding insurance business or other liabilities. AZL's future business activities will be the acquisition of real estate mortgage notes and contracts using funds derived from the sale of annuities and funds derived from receivable cash flows. The acquisition of AZL had an immaterial effect on the financial condition and operations of the Company.

            Metropolitan is effectively controlled by C. Paul Sandifur, Jr. through his common stock ownership and voting control. National Summit Corp. is wholly owned by C. Paul Sandifur, Jr. through ownership of 100% of the voting stock. National Summit Corp. does not have any operations or activities other than the holding of the Company.

            The Company purchases contracts and mortgage notes collateralized by real estate and other receivable invest-ments with funds generated from the public issuance of debt securities in the form of investment certificates, annuity products, cash flows from receivable payments, sales of real estate and securitization of receivables held for sale.

            PRINCIPLES OF CONSOLIDATION

            The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Old Standard Life Insurance Company (since May 31, 1995), Metropolitan Investment Securities, Inc. (since January 31, 1995), Arizona Life Insurance Company (since December 28, 1995) and Summit Property Development, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

            CASH AND CASH EQUIVALENTS

            The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Cash includes all balances on hand and on deposit in banks and financial institutions. The Company periodically evaluates the credit quality of its depository financial institutions. Substantially all cash and cash equivalents are on deposit with one financial institution and balances periodically exceed the FDIC insurance limit.

            INVESTMENTS IN AFFILIATED COMPANIES

            Investments in equity securities of affiliated companies are carried at the lower of cost or estimated net realizable value.


            INVESTMENTS

            The Company has classified its investments in debt and equity securities, other than those of affiliated companies, as "available-for-sale," "held-to-maturity" or "trading." The accounting policies related to these investments are as follows:

              AVAILABLE-FOR-SALE SECURITIES: Available-for-sale securities, consisting primarily of mortgage-backed securities are carried at market value. Unrealized gains and losses are presented as a separate component of stockholders' equity, net of related income taxes.

              HELD-TO-MATURITY SECURITIES: Held-to-maturity securities, consisting primarily of government-backed securities and corporate bonds having fixed maturities, are carried at amortized cost. The Company has the ability and intent to hold these investments until maturity.

            INVESTMENTS, CONTINUED

              TRADING SECURITIES: Trading securities, consisting primarily of government-backed securities and corporate bonds, are bought and held principally for the purpose of selling them in the near term and are recorded at market value. Realized and unrealized gains and losses are included in the consolidated statements of income.

            For other than a temporary decline in the value of a common stock, preferred stock or publicly traded bonds below their cost or amortized cost, the investment is reduced to its net realizable value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss. Any recovery of market value in excess of the investment's new cost basis is recognized as a realized gain only upon sale, maturity or other disposition of the investment. Factors which the Company evaluates in determining the existence of an other than temporary decline in value include the length of time and extent to which market value has been less than cost; the financial condition and near-term prospects of the issuers; and the intent and ability of the Company to retain its investment for the anticipated period of recovery in market value.

            Realized gains and losses on investments are calculated on the specific-identification method and are recognized in the consolidated statements of income in the period in which the investment is sold.

            REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE

            Real estate contracts and mortgage notes receivable held for investment purposes are carried at amortized cost. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method. For receivables acquired after September 30, 1992, net purchase discounts are amortized on an individual receivable basis using the interest method over the remaining contractual term of the receivable. For receivables acquired before October 1, 1992, the Company accounts for its portfolio of discounted receivables using anticipated prepayment patterns to apply the interest method of amortizing discounts. Dis-counted receivables are pooled by the fiscal year of purchase and by similar receivable types. The amortization period, which is approximately 78 months, estimates a constant prepayment rate of 10-12 percent per year and scheduled payments, which is consistent with the Company's prior experience on similar receivables and the Company's expectations.

            REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE, HELD
            FOR SALE

            Real estate contracts and mortgage notes receivable held for sale are carried at the lower of cost (outstanding principal adjusted for net discounts and capitalized acquisition costs) or market value, determined on an aggregate basis by major type of loan. Gains or losses on such sales are recognized utilizing the aggregation method for financial reporting and income tax purposes at the time of sale. Interest on these receivables is included in interest income. Deferred net discounts and capitalized acquisition costs are recognized at the time the related receivables are sold to third-party investors or securitized through transfer to a real estate investment trust.

            OTHER RECEIVABLE INVESTMENTS

            Other receivables held for investment purposes are carried at amortized cost. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method on an individual receivable basis over the remaining contractual term of the receivable.

            ALLOWANCES FOR LOSSES ON REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE

            The established allowances for losses on real estate contracts and mortgage notes receivable include amounts for estimated probable losses on receivables determined in accordance with the provisions of Statement of Financial Accounting Standards
            (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended. The Company adopted this new standard on October 1, 1995, which did not have a material effect on the consolidated financial statements. Specific allowances are established for delinquent receivables, as necessary, with net carrying values in excess of $100,000. Additionally, the Company establishes allowances, based on prior delinquency and loss experience, for currently performing receivables and smaller delinquent receivables. Allowances for losses are based on the net carrying values of the receivables, including accrued interest. Accordingly, the Company continues interest accruals on delinquent receivables until foreclosure, unless the principal and accrued interest on the receivables exceed the fair value of the collateral, net of estimated selling costs. The Company obtains new or updated appraisals on collateral for appropriate delinquent receivables, and adjusts the allowance for losses, as necessary, such that the net carrying value does not exceed net realizable value.

            REAL ESTATE HELD FOR SALE

            Real estate is stated at the lower of cost or fair value less estimated costs to sell. The Company principally acquires real estate through foreclosure or forfeiture. Cost is determined by the purchase price of the real estate or, for real estate acquired by foreclosure, at the lower of (a) the fair value of the property at the date of foreclosure less estimated selling costs, or (b) cost (net unpaid receivable carrying value). Periodically, the Company reviews the carrying values of real estate held for sale by obtaining new or updated appraisals, and adjusts its carrying values to the lower of cost or net realizable value, as necessary. As a result of changes in the real estate markets in which these properties are located, it is reasonably possible that these carrying values could change in the near term.

            Profit on sales of real estate is recognized when the buyers' initial and continuing investment is adequate to demonstrate that (1) a commitment to fulfill the terms of the transaction exists, (2) collectibility of the remaining sales price due is reasonably assured, and (3) the Company maintains no continuing involvement or obligation in relation to the property sold and transfers all the risks and rewards of ownership to the buyer.

            DEFERRED COSTS

            Commission expense and other annuity policy and investment certificate issuance costs are deferred. For investment certificate costs, amortization is computed over the expected certificate term which ranges from 6 months to 5 years, using the level yield (interest) method. For annuity costs, the portion of the deferred policy acquisition cost that is estimated not to be recoverable from surrender charges is amortized as a constant percentage of the estimated gross profits (both realized and unrealized) associated with the annuities. Changes in the amount or timing of estimated gross profits will result in adjustments in the cumulative amortization of these costs.

            ANNUITY RESERVES

            Premiums for annuities are recorded as annuity reserves under the deposit method. Reserves for annuities are equal to the sum of the account balances including deferred service charges. Based on past experience, consideration is given in actuarial calculations to the number of policyholder and annuitant deaths that might be expected, policy lapses, surrenders and terminations. As a result in changes in the factors included in the actuarial calculations, it is reasonably possible that the reserves for annuities could change in the near term.

            RECOGNITION OF ANNUITY REVENUES

            Annuity revenues consist of the charges assessed against the annuity account balance for services and surrender charges. Charges for future services are assessed; however, the related revenue is deferred and recognized in income over the period benefitted using the same assumptions as are used to amortize deferred policy acquisition costs.

            GUARANTY FUND ASSESSMENTS

            The Company's life insurance subsidiaries are subject to insurance guaranty laws in the states in which they operate. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other life insurance companies. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset. At September 30, 1996 and 1995, the Company has accrued a liability for guaranty fund assessments for known insolvencies, net of estimated recoveries through premium tax offsets.

            INCOME TAXES

            The Company accounts for income taxes using the asset and liability method. This method requires the Company to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the financial statements. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

            The Company, subsequent to September 9, 1994, is included in the consolidated income tax return with National Summit Corp. Prior to that date, the Company was included in the consoli-dated income tax return with Metropolitan, its former parent. The Company was allocated a current and deferred tax provision from National Summit Corp. or Metropolitan as if the Company filed a separate tax return.

            In association with the disaffiliation from Metropolitan in 1994, the Company received certain income tax benefits, principally associated with the allocation of the Metropolitan consolidated group's net operating loss carryforwards and a reduction in amounts payable to Metropolitan, which resulted in a reduction of deferred taxes payable of approximately $207,000. This benefit has been recorded as additional paid-in capital due to the affiliation between Metropolitan and the Company.

            EARNINGS PER COMMON SHARE

            Earnings per common share are computed by deducting preferred stock dividends from net income and dividing the result by the weighted averaged number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any of the three years in the period ended September 30, 1996.

            INTEREST RATE RISK

            The results of operations of the Company may be materially and adversely affected by changes in prevailing economic conditions, including rapid changes in interest rates. The Company's financial assets (primarily real estate contracts and mortgage notes receivable, other receivables and investment securities) and liabilities (primarily annuity contracts and investment certificates) are subject to interest rate risk. In the year ending September 30, 1997, approximately $73,300,000 of the Company's financial liabilities will reprice or mature as compared to approximately $13,800,000 of its financial assets, resulting in a mismatch of approximately $59,500,000. This structure is beneficial in periods of declining interest rates; however, may result in declining net interest income during periods of rising interest rates. Of the financial liabilities scheduled to reprice or mature, approximately 97% are annuity contracts which are subject to surrender charges. Management is aware of the sources of interest rate risk and endeavors to actively monitor and manage its interest rate risk, although there can be no assurance regarding the management of interest rate risk in future periods.

            ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

            RECLASSIFICATIONS

            Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation. These reclassifications had no effect on net income or retained earnings as previously reported.

      2.  REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE:

          Real estate contracts and mortgage notes receivable include receivables collateralized by property located throughout the United States. At September 30, 1996, the Company held first position liens associated with real estate contracts and mortgage notes receivable with a face value of approximately $72,916,000 and second position liens of approximately $10,750,000. The Company's real estate contracts and mortgage notes receivable at September 30, 1996 are collateralized by property concentrated in the following geographic regions:

            Pacific Southwest (California, Nevada and Arizona)          25%
            Pacific Northwest (Washington, Alaska, Idaho, Montana
              and Oregon)                                               22
            Southwest (Texas, Louisiana and New Mexico)                 15
            Southeast (Florida, Georgia, North Carolina and
            South Carolina)                                              9
            Other                                                       29
                                                                       ---
                                                                       100%
                                                                       ===

          The value of real estate properties in these geographic regions will be affected by changes in the economic environment of that region. It is reasonably possible that these values could change in the near term, which would affect the Company's estimate of its allowance for losses associated with these receivables.

          The face value of the Company's real estate contracts and mortgage notes receivable as of September 30, 1996 and 1995 is grouped by the following dollar ranges:

                                                    1996          1995
                                                 -----------   -----------
            Under $15,001                        $ 3,718,664   $ 3,399,194
            $15,001 to $40,000                    22,297,937    22,777,987
            $40,001 to $80,000                    28,746,046    20,210,801
            $80,001 to $150,000                   17,852,524    11,883,730
            Greater than $150,000                 11,050,913     4,057,536
                                                 -----------   -----------
                                                 $83,666,084   $62,329,248
                                                 ===========   ===========

          Contractual interest rates on the face value of the Company's real estate contracts and mortgage notes receivable as of September 30, 1996 and 1995 are as follows:

                                                    1996          1995
                                                 -----------   -----------
            Less than 8.00%                      $17,315,968   $ 7,003,736
            8.00% to 8.99%                        18,387,426     9,430,059
            9.00% to 9.99%                        19,139,440    13,741,811
            10.00% to 10.99%                      18,781,971    20,058,197
            11.00% to 11.99%                       5,660,121     7,687,561
            12.00% to 12.99%                       2,092,243     2,957,362
            13% or higher                          2,288,915     1,450,522
                                                 -----------   -----------
                                                 $83,666,084   $62,329,248
                                                 ===========   ===========

          The weighted average contractual interest rate on these receivables at September 30, 1996 is approximately 8.5%. Maturity dates range from 1996 to 2026. The constant effective yield on contracts purchased in fiscal 1996 and 1995 was approximately 10.6% and 10.9%, respectively.

          The following is a reconciliation of the face value of the real estate contracts and mortgage notes receivable to the Company's carrying value at September 30, 1996 and 1995.

                                                    1996          1995
                                                 -----------   -----------
            Face value of discounted receiv-
              ables                              $73,226,348   $51,768,999
            Face value of originated and
              nondiscounted receivables           10,439,736    10,560,249
            Unrealized discounts, net of
              unamortized acquisition costs       (4,733,938)   (2,614,937)
            Allowance for losses                    (974,487)     (765,130)
            Accrued interest receivable            2,051,094     1,168,038
                                                 -----------   -----------
            Carrying value                       $80,008,753   $60,117,219
                                                 ===========   ===========

          The following is an analysis of the allowance for losses on real estate contracts and mortgage notes receivable.

                                                     September 30,
                                            ------------------------------
                                              1996       1995       1994
                                            --------   --------   --------

            Balance, beginning of year      $765,130   $250,572   $ 96,654
            Provision for losses on real
            estate contracts and
               mortgage notes receivable     212,600    103,950    103,000
            Additions from acquisition of
              subsidiary                                310,957
            Recoveries/(write-offs)           (3,243)    99,651     50,918
                                            --------   --------   --------
                                            $974,487   $765,130   $250,572
                                            ========   ========   ========

          At September 30, 1996, the net investment in real estate contracts and mortgage notes receivable for which impairment has been recognized in accordance with SFAS 114 was approximately $110,000, of which approximately $27,000, representing the amounts by which the net carrying value of the receivable exceeds the fair value of the collateral, has been specifically included in the allowance for losses on real estate assets.

          During the year ended September 30, 1996, the average recorded investment in impaired receivables was approximately $82,000. Interest income in the approximate amount of $7,000 was recognized on these receivables during the period in which they were impaired.

          The principal amount of receivables with required principal or interest payments being in arrears for more than three months was approximately $3,375,000 and $2,675,000 at September 30, 1996 and 1995, respectively.

          During the year ended September 30, 1995, the Company sold approximately $19,600,000 of real estate contracts and mortgage notes receivables without recourse and recognized gains of approximately $384,000. These sales were primarily made to affiliated companies at estimated fair value which resulted in the recognition of approximately $212,000 of the gain.

          Aggregate amounts of the face value of the Company's real estate contracts and mortgage notes receivable at September 30, 1996 expected to be received, based upon contractual payments, are as follows:

            Fiscal Year Ending
               September 30,
            ------------------
              1997                                $ 2,704,968
              1998                                  3,140,885
              1999                                  3,418,511
              2000                                  3,720,676
              2001                                  4,049,550
              Thereafter                           66,631,494
                                                  -----------
              Total                               $83,666,084
                                                  ===========


      3.  REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE, HELD FOR
          SALE:

          Real estate contracts and mortgage notes receivable, held for sale consist of a pool of receivables which are intended to be securitized and sold without recourse in a private placement. On November 26, 1996, the Company securitized and sold all real estate contracts and mortgage notes receivable held for sale at September 30, 1996, which resulted in a pretax gain of approximately $348,000.

          The Company entered into a securitization transaction during the year ended September 30, 1996. The Company participates in these securitization transactions with its subsidiaries, Metropolitan and Metropolitan's subsidiaries. These receivables are structured in classes by credit rating and transferred to a real estate trust, which sells pass-through certificates to third parties. These securitizations are recorded as sales of receivables and gains, net of transaction expenses, and are recognized in the consolidated statements of income as each class is sold.

      3. REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE, HELD FOR SALE, CONTINUED:

          During the year ended September 30, 1996, proceeds from securitization transactions were approximately $7,009,000 and resulted in gains of approximately $297,300. The gain realized included approximately $99,000 associated with the estimated fair value of the mortgage servicing rights retained on the pool. The fair value of these rights was determined based on the estimated present value of future net servicing cash flows, including float interest and late fees, adjusted for anticipated prepayments. The Company evaluates possible impairment in its mortgage servicing rights by similar type of loan and to the extent that carrying value for a stratum exceeds its estimated fair value, an impairment loss is recognized. These mortgage servicing rights were subsequently sold to an affiliated entity prior to September 30, 1996 at the Company's carrying value.

          Of the receivables securitized, the Company has retained an investment in certain classes of the securities having a fair value of approximately $269,000 at September 30, 1996. These securities were transferred to the Company's investment portfolio and classified as available-for-sale. These certificates are the B-4 rated and residual certificate classes and are subordinate to the other offered classes of certificates. These classes receive the lowest priority of principal and interest distributions and thus bear the highest credit risk. The Company provides for this risk by reducing the interest yield on these securities and by providing a reserve for the principal distributions due on these subordinate classes which may not be received due to default or loss. The weighted average constant effective yield recognized by the Company on these securities was 13.2% at September 30, 1996.

          In June 1996, Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. SFAS 125 provides accounting and reporting standards based on a consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company does not expect that the application of the provisions of SFAS 125 will have a material effect on the Company's financial condition, results of operations or cash flows.

      4.  OTHER RECEIVABLE INVESTMENTS:

          Other receivable investments include various cash flow invest-ments primarily comprised of annuities and lottery prizes. Annuities are general obligations of the payor, which is generally an insurance company. Lottery prizes are general obligations of the insurance company or other entity making the lottery prize payments. Additionally, when the lottery prizes are from a state-run lottery, the lottery prizes are often backed by the general credit of the state.

          These investments normally are non-interest bearing and are purchased at a discount sufficient to meet the Company's investment yield requirements. The weighted average constant effective yield on these receivables at September 30, 1996 is approximately 12.4%. Maturities range from 1996 to 2035.

          The following is a reconciliation of the face value of the other receivable investments to the Company's carrying value at September 30, 1996 and 1995.

                                                    1996          1995
                                                 -----------   -----------
            Face value of receivables            $19,103,098   $28,618,310
            Unrealized discounts, net of
              unamortized acquisition costs       (7,314,968)  (11,722,408)
                                                 -----------   -----------
            Carrying value                       $11,788,130   $16,895,902
                                                 ===========   ===========

          All such receivables at September 30, 1996 were performing in accordance with their contractual terms.

          During the years ended September 30, 1996 and 1995, the Company sold approximately $11,741,000 and $1,260,000, respectively, of these receivables without recourse and recognized gains of approximately $680,100 and $128,500, respectively.

          The following individual other receivable investments were in excess of ten percent of stockholders' equity at September 30, 1996 and 1995.

                                                               Aggregate
                                                               Carrying
                        Issuer                                 Amount
            -------------------------------------              -----------
            1996:
              Michigan State Agency                            $ 1,738,909
              Safeco Life Insurance Company                        977,150
              New York State Agency                                966,639
              Arizona State Agency                                 949,675
              Transamerica Life Insurance Company                  666,994

                                                               Aggregate
                                                               Carrying
                        Issuer                                 Amount
            -------------------------------------              -----------
            1995:
              Arizona State Agency                               3,344,695
              New Jersey State Agency                            2,933,380
              New York State Agency                              2,364,728
              California State Agency                            2,036,041
              Michigan State Agency                                906,801

          Aggregate amounts of contractual maturities of other receivables (face amounts) at September 30, 1996 are as follows:

            Fiscal Year Ending
               September 30,
            ------------------
                   1997                          $ 2,549,061
                   1998                            2,553,440
                   1999                            2,106,077
                   2000                            2,296,522
                   2001                            1,599,414
                Thereafter                         7,998,584
                                                 -----------
                Total                            $19,103,098
                                                 ===========

      5.  INVESTMENTS IN AFFILIATED COMPANIES:

          At September 30, 1996 and 1995, investments in affiliated companies consisted of:

                                                   Cost and Carrying Value
                                       Number of   -----------------------
            Type of Shares             Shares         1996         1995
            -------------------------  ---------   ----------   ----------
            Metropolitan Mortgage &
              Securities Co., Inc.:
                Class A common                 9   $  420,205   $  420,205
                Preferred:
                  Series C               116,094    1,160,942    1,160,942
                  Series D                24,328      243,278      243,278
                  Series E-1             105,800    1,058,000    1,058,000
                  Series E-4               1,400      140,000      140,000
                                                   ----------   ----------
                                                    3,022,425    3,022,425
            Consumers Group Holding
              Co., Inc.:
                Common                        19    1,500,000
                                                   ----------   ----------
                                                   $4,522,425   $3,022,425
                                                   ==========   ==========

          Class A common stock is the only voting class of Metropolitan's stock. Class A common stock is junior to Class B common stock as to liquidation preference. At September 30, 1996 and 1995, the Company owned 7.09% of Metropolitan's outstanding Class A common stock.

          The preferred stock of Metropolitan has a par value of $10 per share and has liquidation preferences equal to its issue price. They are non-voting and are senior to the common shares as to dividends. Dividends are cumulative and at variable rates; however, dividends shall be no less than 6% or greater than 14% per annum. At September 30, 1996, the preferred Series C, D and E-1 had dividend rates of 7.95%. The preferred Series E-4 had a dividend rate of 8.45%. Neither the common nor preferred shares are traded in a public market.

          At September 30, 1996, the Company owned 3.49% of the outstanding common stock of Consumers Group Holding Co., Inc. The Company acquired the stock investment in April 1996 in a cash purchase from C. Paul Sandifur, Jr. The remaining outstanding shares of common stock of Consumers Group Holding Co., Inc. are owned by Metropolitan. Consumers Group Holding Co., Inc. owns approximately 74.5% of Western United Life Insurance Company (Western), a life insurer domiciled in the state of Washington. Western had total assets of approximately $1.1 billion at September 30, 1996.


      6.  INVESTMENTS:

          A summary of carrying and estimated market values of investments at September 30, 1996 and 1995 is as follows:

                                                               1996
                                        -------------------------------------------------
                                                                               Estimated
                                                                               Market
                                                     Gross        Gross        Value
                                        Amortized    Unrealized   Unrealized   (Carrying
            Available-for-Sale          Cost         Gains        Losses       Value)
            -------------------------   ----------   ----------   ----------   ----------
            Pass-Through Certificates   $  269,305   $        0   $        0   $  269,305
                                        ==========   ==========   ==========   ==========

                                                               1996
                                        -------------------------------------------------
                                        Amortized
                                        Cost         Gross        Gross        Estimated
                                        (Carrying    Unrealized   Unrealized   Market
            Held-to-Maturity            Value)       Gains        Losses       Value
            -------------------------   ----------   ----------   ----------   ----------
            U.S. Government Bonds       $5,735,579   $        0   $ (111,140)  $5,624,439
            Corporate Bonds              2,014,499            0      (16,744)   1,997,755
                                        ----------   ----------   ----------   ----------
                                        $7,750,078   $        0   $ (127,884)  $7,622,194
                                        ==========   ==========   ==========   ==========

                                                               1995
                                        -------------------------------------------------
                                        Amortized
                                        Cost         Gross        Gross        Estimated
                                        (Carrying    Unrealized   Unrealized   Market
            Held-to-Maturity            Value)       Gains        Losses       Value
            -------------------------   ----------   ----------   ----------   ----------
            U.S. Government Bonds       $5,229,949   $        0   $ (144,091)  $5,085,858
            Corporate Bonds              3,039,592            0      (53,985)   2,985,607
                                        ----------   ----------   ----------   ----------
                                        $8,269,541   $        0   $ (198,076)  $8,071,465
                                        ==========   ==========   ==========   ==========


        All bond held at September 30, 1996 were performing in accordance with their terms.

        During the year ended September 30, 1996, in accordance with a Special Report issued by the Financial Accounting Standards Board, OSL reassessed and reclassified held-to-maturity debt securities with a carrying value of approximately $999,000 to the available-for-sale classification. At the date of the transfer, the debt securities were valued at fair value of approximately $999,000.

        During the year ended September 30, 1995, upon the acquisition of OSL, the Company reclassified an investment with an amortized cost of approximately $992,000 from held-to-maturity to available-for-sale. The investment was subsequently sold in 1995 at a loss of approximately $8,000 when the issuer called the bond.

          During the year ended September 30, 1994, prior to its acquisition, OSL transferred approximately $6,000,000 of investments from its available-for-sale portfolio to its held-to-maturity portfolio. At the date of transfer, these investments had net unrealized losses of approximately $29,000 before income taxes. These unrealized losses are being recognized over the remaining term of the investments transferred using the interest method. At September 30, 1996, the remaining unamortized loss of $10,134, net of income taxes, is reported as a reduction of stockholders' equity.

          The following individual investments (excluding U.S. government bonds) held by the Company at September 30, 1996 and 1995 were in excess of ten percent of stockholders' equity:

                                                               Aggregate
                                                               Carrying
                        Issuer                                 Amount
            ---------------------------------------            -----------
            1996:
              Corporate Bonds:
                General Electric Credit Corporation            $ 1,012,613
                Wal-Mart Stores                                  1,001,886

            1995:
              Corporate Bonds:
                Countrywide Funding                              1,004,526
                General Electric Credit Corporation              1,031,930
                Wal-Mart Stores                                  1,003,136


          At September 30, 1996, the contractual maturities of the held-to-maturity securities are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or pre-payment penalties.


                                                 Estimated
                                                 Amortized     Market
            Held-to-Maturity Securities          Cost          Value
            -----------------------------------  -----------   -----------

              Due in one year or less            $ 1,511,471   $ 1,506,609
              Due after one year through five
                years                              6,238,607     6,115,585
                                                 -----------   -----------
                                                 $ 7,750,078   $ 7,622,194
                                                 ===========   ===========

      7.  DEBT PAYABLE:

          At September 30, 1996 and 1995, debt payable consists of:


                                                    1996          1995
                                                 -----------   -----------

            Reverse repurchase agreements with
              various securities brokers,
              interest at 5.9% per annum; due
              on October 1, 1996; collateral-
              ized by $3,900,000 in U.S.
              Treasury bonds                     $ 3,802,500

            Real estate contracts and mortgage
              notes payable, interest rates
              ranging from 7% to 8.5%, due in
              installments through 2002,
              collateralized by senior liens
              on certain of the Company's real
              estate contracts, mortgage notes
              receivable and real estate held
              for sale                                37,875   $   104,067

            Accrued interest payable                  10,595           569
                                                 -----------   -----------
                                                 $ 3,850,970   $   104,636
                                                 ===========   ===========

          Aggregate amounts of principal and accrued interest due on debt payable at September 30, 1996 are as follows:

            Fiscal Year Ending
               September 30,
            ------------------
                   1997                          $ 3,823,744
                   1998                               11,553
                   1999                               11,612
                   2000                                1,806
                   2001                                1,760
                Thereafter                               495
                                                 -----------
                Total                            $ 3,850,970
                                                 ===========

      8.  INVESTMENT CERTIFICATES:

          At September 30, 1996 and 1995, investment certificates consist of:

            Annual
            Interest     Principally
            Rates        Maturing in                1996          1995
            ----------   -------------------     -----------   -----------

            6% to 7%     1997 and 1998           $ 1,547,283   $   810,558
            7% to 8%     1997, 1998 and 1999       1,946,646     1,789,822
            8% to 9%     1999, 2000 and 2001      26,380,522    22,070,089
            9% to 10%    1997 and 2001             8,370,330     2,831,765
            10% to 11%   1997 and 2001               199,926     6,222,424
                                                 -----------   -----------
                                                  38,444,707    33,724,658
            Compound and accrued interest          4,379,164     4,821,238
                                                 -----------   -----------
            Totals                               $42,823,871   $38,545,896
                                                 ===========   ===========

          The weighted average interest rate on outstanding investment certificates at September 30, 1996 and 1995 was approximately 8.5% and 8.8%, respectively.

          Investment certificates (including principal and compound and accrued interest) at September 30, 1996 mature as follows:

            Fiscal Year Ending
               September 30,
            ------------------
                   1997                          $ 7,085,000
                   1998                            9,834,000
                   1999                            8,361,000
                   2000                            6,822,000
                   2001                           10,528,000
                Thereafter                           193,871
                                                 -----------
                Total                            $42,823,871
                                                 ===========

      9.  DEFERRED COSTS:

          An analysis of deferred costs related to annuity acquisition and investment certificates for the years ended September 30, 1996, 1995 and 1994 is as follows:

                                                  Annuity       Investment
                                                  Acquisition   Certificates   Total
                                                  -----------   ------------   ----------
              Balance, September 30, 1993                       $    524,376   $  524,376
                Deferred during the period:
                  Commissions                                        299,748      299,748
                  Other expense                                      144,354      144,354
                                                  -----------   ------------   ----------
                Total deferred costs                                 968,478      968,478
                Amortized during the period                         (262,484)    (262,484)
                                                  -----------   ------------   ----------
              Balance, September 30, 1994                            705,994      705,994
                Increase due to acquisition of
                  life insurance affiliate        $ 2,614,778                   2,614,778
                Deferred during the period:
                  Commissions                         291,050        259,633      550,683
                  Other expense                        47,885        182,142      230,027
                                                  -----------   ------------   ----------
                Total deferred costs                2,953,713      1,147,769    4,101,482
                Amortized during the period          (198,190)      (321,090)    (519,280)
                                                  -----------   ------------   ----------
              Balance, September 30, 1995           2,755,523        826,679    3,582,202
                Deferred during the period:
                  Commissions                         722,861        390,713    1,113,574
                  Other expense                       459,525        194,485      654,010
                                                  -----------   ------------   ----------
                Total deferred costs                3,937,909      1,411,877    5,349,786
                Amortized during the period           (84,773)      (402,967)    (487,740)
                                                  -----------   ------------   ----------
              Balance, September 30, 1996         $ 3,853,136   $  1,008,910   $4,862,046
                                                  ===========   ============   ==========

          The amortization of deferred annuity acquisition costs, which is based on the estimated gross profits of the underlying annuity products, could be changed significantly in the near term due to changes in the interest rate environment. As a result, the recoverability of these costs may be adversely affected in the near term.

     10.  INCOME TAXES:

          The tax effect of the temporary differences giving rise to the Company's deferred tax assets and liabilities as of September 30, 1996 and 1995 is as follows:

            1996                                  Assets       Liabilities
            -----------------------------------   ----------   -----------
            Mark to market for investment
              securities                          $    5,238
            Guaranty fund assessments                180,645
            Annuity reserves                         734,150
            Management fee payable                             $  215,686
            Allowance for losses on real estate
              and receivables                        362,436
            Deferred policy acquisition costs                   1,724,548
            Deferred contract acquisition costs
              and discount yield recognition                      958,473
            Net operating loss carryforwards         189,416
            Other                                        743
                                                  ----------   ----------
            Total deferred income taxes           $1,472,628   $2,898,707
                                                  ==========   ==========
            1995                                  Assets       Liabilities
            -----------------------------------   ----------   -----------
            Mark to market for investment
              securities                                       $   73,468
            Guaranty fund assessments             $  150,045
            Annuity reserves                         597,743
            Management fee payable                                402,101
            Allowance for losses on real estate
              and receivables                        196,202
            Deferred policy acquisition costs                     936,878
            Deferred contract acquisition costs
              and discount yield recognition                    1,486,157
            Net operating loss carryforwards         535,500
            Other                                    127,912
                                                  ----------   ----------
            Total deferred income taxes           $1,607,402   $2,898,604
                                                  ==========   ==========

          No valuation allowance has been established to reduce the deferred tax assets, as it is more likely than not that these assets will be realized due to the future reversals of existing taxable temporary differences. At September 30, 1996, the Company's remaining net operating loss carryforwards of approximately $560,000 expire in years 2006 through 2010.

          Realization is dependent on the generation of sufficient taxable income prior to expiration of the net operating loss carryforwards. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

          Due to the Company's previous change in ownership, the above net operating losses are subject to the provisions of Internal Revenue Code Section 382, which limits the annual utilization of net operating losses to approximately $200,000 per year.

          Following is a reconiliation of the provision for income taxes to an amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

                                              1996       1995       1994
                                            --------   --------   --------
            Federal income tax at statu-
              tory rate                     $504,041   $281,270   $137,797
            Affiliate corporate dividend
              received deduction             (47,661)   (49,921)
            Small life insurance company
              deduction                     (225,669)
            Other                              7,240      8,358      2,610
                                            --------   --------   --------
            Income tax provision            $237,951   $239,707   $140,407
                                            ========   ========   ========

          The components of the provision for income taxes are as follows:

                                              1996       1995       1994
                                            --------   --------   --------
            Current                         $103,074   $ 75,458   $  3,907
            Deferred                         134,877    164,249    136,500
                                            --------   --------   --------
                                            $237,951   $239,707   $140,407
                                            ========   ========   ========

     11.  STOCKHOLDERS' EQUITY:

          A summary of preferred and common stock at September 30, 1996 and 1995 is as follows:

                                                         Issued and Outstanding Shares
                                                         ----------------------------------
                                   Authorized Shares           1996              1995
                                   --------------------  ----------------  ----------------
                                     1996      1995      Shares  Amount    Shares  Amount
                                   --------- ---------   ------  --------  ------  --------
              Registered
                 preferred stock:
                   Series S-1        185,000   185,000   36,460  $364,603  35,622  $356,222
                   Series S-2        150,000              4,852   48,514
                   Series S-RP        80,000
                                   --------- ---------   ------  --------  ------  --------
                                     415,000   185,000   41,312  $413,117  35,622  $356,222
                                   ========= =========   ======  ========  ======  ========
              Common stock         2,000,000 2,000,000   10,000  $100,000  10,000  $100,000
                                   ========= =========   ======  ========  ======  ========

            The Company has authorized 10,000,000 total shares of Series S preferred stock, of which varying amounts of shares of Series S-1, S-2 and S-RP were registered at September 30, 1996. The Company has the right, without further stockholder approval, to establish additional series of preferred stock with provisions different than those described below for the Series S-1, S-2 and S-RP preferred stock.

            Series S-1, S-2 and S-RP preferred stock is cumulative and the holders thereof are entitled to receive monthly dividends at an annual rate equal to the highest of the "Treasury Bill Rate," the "Ten Year Constant Maturity Rate" or the "Twenty Year Constant Maturity Rate" as defined in the offering prospectus determined immediately prior to declaration date. The board of directors may, at its sole option, declare a higher dividend rate; however, dividends shall be no less than 6% or greater than 14% per annum.

            Series S-1, S-2 and S-RP preferred stock have a par value of $10 per share and were or will be sold to the public at $100 per share. Series S-1 and S-2 shares are callable at the sole option of the board of directors at $100 per share. Series S-RP shares are callable at the sole option of the board of directors at $102 per share before October 1, 1997 and at $100 per share after September 30, 1997.

            All preferred shares have liquidation preferences equal to their issue price, are non-voting and are senior to the common shares as to dividends. All preferred stock dividends are based upon the original issue price.

            The payment of dividends by the Company's wholly owned life insurance subsidiaries are subject to certain restrictions imposed by statute (see Note 14). Dividends can only be paid out of earned surplus. Earned surplus includes accumulated statutory basis earnings of the Company and surplus arising from unrealized capital gains or the revaluation of assets.

            The Idaho Insurance Code presently requires the life insurance subsidiary domiciled in the state of Idaho to maintain $1 million in common stock and $1 million in contributed surplus. This restriction on the payment of dividends by this life insurance subsidiary provided that $194,000 was available for the payment of dividends at September 30, 1996.

            The Arizona Insurance Code presently requires the life insurance subsidiary domiciled in the state of Arizona to maintain $450,000 in common stock and contributed surplus. This life insurance subsidiary had earned surplus (deficit) of $(1,196,000) at September 30, 1996 and thus is currently restricted from paying dividends.


       12.  RELATED-PARTY TRANSACTIONS:

            The Company receives accounting, data processing, contract servicing and other administrative services from Metropolitan. Charges for these services were approximately $586,000, $315,000 and $58,000 in fiscal 1996, 1995 and 1994, respectively, and were assessed based on the number of real estate contracts and mortgage notes receivable serviced by Metropolitan on the Company's behalf. Other indirect services provided by Metropolitan to the Company, such as management and regulatory compliance, were not directly charged to the Company.

            Management believes that these charges are reasonable and result in the reimbursement to Metropolitan of all significant direct expenses incurred on behalf of the Company and its subsidiaries. Currently, management anticipates that Metropolitan will continue to supply these services in the future.

            The Company had the following related-party transactions with Metropolitan and affiliates during fiscal years 1996, 1995 and 1994:


                                                     1996          1995          1994
                                                  -----------   -----------   -----------
              Real estate contracts and mort-
                 gage notes receivable and
                 other receivable investments
                 purchased through Metropolitan
                 or affiliates                    $45,734,241   $42,479,766   $19,495,714

              Capitalized acquisition costs
                 charged to the Company on pur-
                 chased real estate contracts
                 and mortgage notes receivable,
                 including management under-
                 writing fees                       1,753,206     1,967,409       681,991
                                                  -----------   -----------   -----------
              Total cost of real estate con-
                 tracts and mortgage notes and
                 other receivable investments
                 purchased through Metropolitan   $47,487,447   $44,447,175   $20,177,705
                                                  ===========   ===========   ===========
              Real estate contracts and mort-
                 gage notes receivable and other
                 receivable investments sold to
                 Metropolitan or its affiliates                 $17,098,581   $10,122,544

              Gains on real estate contracts and
                 mortgage notes receivable and
                 other receivable investments
                 sold to Metropolitan or its
                 affiliates                                         335,469

              Service fees charged to Metro-
                 politan for property develop-
                 ment assistance                  $ 2,038,202     1,250,017

              Commissions and service fees
                 charged to Metropolitan on
                 sale of Metropolitan's
                 debentures and preferred stock       369,080     1,124,481

              Interest expense paid to Metro-
                 politan and its affiliated
                 companies                                                         11,684


                                                     1996          1995          1994
                                                  -----------   -----------   -----------
              Commissions capitalized as
                 deferred costs, paid to a
                 Metropolitan affiliate on sale
                 of debentures                                       86,491       299,748

              Commissions deducted from addi-
                 tional paid-in capital, paid to
                 a Metropolitan affiliate on
                 sale of preferred stock                             13,249         7,552

              Dividends received on Metro-
                 politan's preferred stock
                 investments                          200,256       256,991


          Receivables from Metropolitan or its affiliates of $1,296,290 at September 30, 1996 represent amounts owed to the Company related primarily to collections on real estate contract and mortgage note receivables and are included in other assets. Advances due Metropolitan or its affiliates in the amount of $1,960,104 at September 30, 1995 represent real estate contracts and mortgage notes receivable and related costs advanced by Metropolitan on behalf of the Company and are included in accounts payable.

          The Company receives management, receivable acquisition and receivable collections services from Metropolitan for a fee pursuant to the terms of the Management, Receivable Acquisition and Servicing Agreement. The receivable acquisition fees are based upon yield requirements established by the Company. The Company pays, as its receivable acquisition service fee, the difference between the yield requirement and the yield which Metropolitan actually negotiates when the receivable is acquired. During the year ended September 30, 1996, 1995 and 1994, the Company incurred service fees for receivable acquisition from Metropolitan of approximately $1,753,000, $1,967,000 and $682,000, respectively.
          The agreements are non-exclusive and may be terminated in whole or part by either party upon notice to the other party.

          MIS is a securities broker/dealer and member of the National Association of Securities Dealers. It markets the securities products of Summit and of Metropolitan. MIS charges commissions ranging from .25% to 6% of the face value of the security sold. The commission rate depends on the type of security sold, its stated term and whether the security sale involved a reinvestment by a prior investor or a new investment. Commissions and service fees charged to Metropolitan during the years ended September 30, 1996 and 1995 were approximately $369,000 and $1,125,000, respectively.

          Summit Property Development, Inc., a wholly owned subsidiary of Summit, provides real estate development services for a fee. Currently its principal client is Metropolitan. Such services may include, but are not limited to the following: sales, marketing, market analysis, architectural services, design services, subdividing properties and coordination with regulatory groups to obtain the approvals which are necessary to develop a particular property. The fees charged to Metropolitan for these services were approximately $2,038,000 and $1,250,000 during the years ended September 30, 1996 and 1995, respectively.

          The Company's employees are included in the Metropolitan Mortgage & Securities Co., Inc. Retirement Savings Plan (the Plan), authorized under Section 401(k) of the Tax Reform Act of 1986, as amended. This Plan is available to all employees over the age of 21 upon completion of six months of service in which he or she has earned 500 hours of service. Employees may defer from 1% to 15% of their compensation in multiples of whole percentages. The Company matches contributions equal to 25% of pre-tax contributions up to a maximum of 6% of compensation. This match is made only if the Company has a net profit during the preceding fiscal year. In lieu of services performed, the contribution relating to the Company's employees was made by Metropolitan during the years ended September 30, 1996, 1995 and 1994.


     13.  ANNUITY RESERVES AND GUARANTY FUND ASSESSMENTS:

          Annuity reserves are based upon contractual amounts due the annuity holder including accrued interest. Annuity contract interest rates ranged from 5.4% to 10.4% during the year ended September 30, 1996 and 5.75% to 10.65% during the four-month period ended September 30, 1995.

          All states in which the Company's insurance subsidiaries operate have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance companies. Assessments are levied on all member insurers in each state based on a proportionate share of premiums written by member insurers in the lines of business in which the insolvent insurers engaged. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset.

          The net amount expensed by the Company's life insurance subsidiaries for guaranty fund assessments and amounts estimated to be assessed for the year ended September 30, 1996 and the four-month period ended September 30, 1995 were $90,000 and $25,000, respectively. The Company's estimate of these liabilities is based upon updated information from the National Organization of Life and Health Insurance Guaranty Associations regarding insolvencies occurring during the years 1990 through 1994. These estimates are subject to future revisions based upon the ultimate resolution of the insolvencies and resultant losses. The Company cannot reasonably estimate the additional effects, if any, upon its future assessments pending the resolution of the above-described insolvencies. As a result of these uncertainties, the Company's estimate of future assessments could change in the near term. The Company does not believe that the amount of future assessments associated with known insolvencies after 1994 will be material to its financial condition or results of operations. At September 30, 1996, an estimated future guaranty fund assessment of approximately $334,000 has been recorded, which is net of a 7% discount rate applied to the estimated payment term of approximately seven years.


     14.  STATUTORY ACCOUNTING:

          The life insurance subsidiaries of the Company are required to file statutory financial statements with state insurance regulatory authorities in their states of domicile. Accounting principles used to prepare these statutory financial statements differ from generally accepted accounting principles (GAAP). Selected differences between the statutory and the GAAP financial statements for the insurance subsidiaries as of and for the years ended September 30, 1996 and 1995, respectively, are as follows:

                                                Statutory     GAAP
                                                -----------   -----------
            Stockholders' equity:
              1996                              $ 9,505,116   $11,396,286
              1995                                2,248,969     2,743,415

            Net income:
            1996                                    374,703     1,285,135
            1995 (four-month period ended
              September 30, 1995)                    43,574        86,031

            Unassigned statutory funds and
              retained earnings/(deficit):
                1996                             (1,002,284)    1,138,886
                1995                                248,969       755,299

          The National Association of Insurance Commissioners (NAIC) currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1997, will likely change, to some extent, prescribed statutory accounting practices that insurance enterprises use to prepare their statutory financial statements. Written approval was received from the Insurance Department of the state of Idaho to capitalize the underwriting fees charged to OSL by Metropolitan and to amortize these fees as an adjustment of the yield on acquired receivables. Statutory accounting practices prescribed by the state of Idaho do not describe the accounting required for this type of transaction. As of September 30, 1996, this permitted accounting practice increased statutory surplus by approximately $435,000 over what it would have been had prescribed practices disallowed this accounting treatment.

          The regulatory authorities impose minimum risk-based capital requirements on insurance enterprises that were developed by the NAIC. The formulas for determining the amount of risk-based capital (RBC) specify various weighting factors that are applied to financial balances or various levels of activity based on perceived degree of risk. Regulatory compliance is determined by a ratio of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level, RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The RBC measure of the insurance subsidiaries at September 30, 1996 and 1995 was above the minimum standards.


     15.  SUPPLEMENTAL DISCLOSURES FOR STATEMENTS OF CASH FLOWS:

          Supplemental information on interest and income taxes paid during the years ended September 30, 1996, 1995 and 1994 is as follows:

                                                     1996          1995          1994
                                                  -----------   -----------   -----------
              Interest paid                       $ 3,914,390   $ 1,536,137   $ 1,298,248
              Income taxes paid (refunded)            (62,591)      128,190         3,907

          Non-cash investing and financing activities of the Company during the years ended September 30, 1996, 1995 and 1994 are as follows:

                                                     1996          1995          1994
                                                  -----------   -----------   -----------
              Assumption of other debt payable
                 in conjunction with purchase of
                 real estate contracts and mort-
                 gage notes receivable            $    26,823   $   162,597   $    81,451

              Assumption of other debt payable
                 in conjunction with acquisition
                 of real estate held for sale                        15,528        63,650

              Real estate held for sale acquired
                 through foreclosure                1,474,233     1,232,732       437,448

              Loans to facilitate the sale of
                 real estate                        1,013,314       959,813        81,800

              Exchange of the Company's pre-
                 ferred stock as full considera-
                 tion for Metropolitan preferred
                 and common stock                                               3,022,425

              Additional paid-in capital resulting
                 from income tax benefits associated
                 with the change in tax affiliation                               206,872

              Transfer of securities from held-to-
                 maturity to available-for-sale       999,204

              Increase in assets and liabilities
                 associated with purchase of
                 subsidiaries:
                   Held-to-maturity investment
                     securities                       493,695     9,401,577
                   Real estate contracts and mort-
                     gage notes receivable                       32,080,899
                   Real estate held for sale                        503,298
                   Deferred costs                                 2,614,778
                   Other assets                       268,044       205,504
                   Annuity reserves                              44,558,959
                   Accounts payable and other
                     liabilities                                  1,653,970

     16.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

          The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale and/or settlement have not been taken into consideration.

            INVESTMENTS IN AFFILIATED COMPANIES - Fair value is estimated by management to equal carrying amounts. The preferred shares are not publicly traded; however, preferred share dividends are paid at variable rates.

            PUBLICLY TRADED INVESTMENT SECURITIES - Fair value is determined by quoted market prices.

            REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE - For loans, the discount rate is estimated using rates currently offered for loans of similar characteristics that reflect the credit and interest rate risk inherent in the loan. For residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates. The prepayment estimates are based upon internal historical data.

            OTHER RECEIVABLE INVESTMENTS - The fair value of other receivable investments is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for investments with similar credit ratings and similar remaining maturities.

            INVESTMENT CERTIFICATES AND DEBT PAYABLE - The fair value of debenture bonds and debt payable is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

          The estimated fair values of the following financial instruments as of September 30, 1996 are as follows:

                                                Carrying
                                                Amounts       Fair Value
                                                -----------   -----------
            Financial assets:
              Cash and cash equivalents         $ 4,461,315   $ 4,461,315
              Investments:
                Affiliated companies              4,522,475     4,522,475
                Available-for-sale securities       269,305       269,305
                Held-to-maturity securities       7,750,078     7,622,194
              Real estate contracts and
                mortgage notes receivable        78,932,146    79,426,539
              Other receivable investments       11,788,130    12,404,341
            Financial liabilities:
              Investment certificates -
                principal and compound
                interest                         42,148,886    42,545,085
              Debt payable - principal            3,840,375     3,840,375


          LIMITATIONS - The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of these financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange.


     17.  BUSINESS SEGMENT REPORTING:

          The Company principally operates in one industry segment which encompasses the investing in real estate contracts and mortgage notes receivable, other receivables and investment securities with funds generated from the issuance of investment certificates, preferred stock and annuity contracts. Additionally, the Company, through a wholly owned subsidiary, operates a property development division, which provides services related to the selling, marketing, designing, subdividing and coordinating of real estate development properties.

          Information about the Company's separate business segments and in total as of and for the year ended September 30, 1996 is as follows:

                                              Property
                               Primary        Development
                               Operations     Operations     Total
                               ------------   ------------   ------------

            Revenues            $ 12,309,367   $  2,047,082   $ 14,356,449
            Income from opera-
              tions                1,269,143        213,330      1,482,473
            Identifiable assets,
              net                116,817,327        449,353    117,266,680
            Depreciation and
              amortization             3,150          2,616          5,766
            Capital expendi-
              tures                   26,063         47,528         73,591


     18.  PARENT COMPANY ONLY FINANCIAL STATEMENTS:

          The condensed balance sheets of Summit Securities ("Summit "or the "parent company") at September 30, 1996 and 1995 are as follows:

                                                                 1996           1995
                                                             ------------   ------------
                             ASSETS

              Cash and cash equivalents                     $  1,466,892    $  1,673,584
              Investments                                      4,605,199       3,022,425
              Real estate contracts and mortgage notes
                 receivable and other receivable investments   29,540,599     34,294,855
              Real estate held for sale                           761,980        269,632
              Equity in subsidiary companies                   10,338,846      3,203,359
              Deferred costs, net                               1,118,781        861,601
              Other assets, net                                    95,953         30,698
              Receivables from affiliates                         513,176
                                                             ------------   ------------
                   Total assets                              $ 48,441,426   $ 43,356,154
                                                             ============   ============

                                                                 1996           1995
                                                             ------------   ------------
                           LIABILITIES

              Investment certificates and accrued interest   $ 42,823,871   $ 38,545,896
              Debt payable                                         38,417        104,636
              Accounts payable and accrued expenses                65,961        170,689
              Payable to affiliates                                              400,964
              Deferred income taxes                               154,403        226,902
                                                             ------------   ------------
                   Total liabilities                           43,082,652     39,449,087
                                                             ------------   ------------
                       STOCKHOLDERS' EQUITY

              Preferred stock, $10 par (liquidation
                 preference, $4,131,170 and $3,562,220)           413,117        356,222
              Common stock, $10 par                               100,000        100,000
              Additional paid-in capital                        2,269,137      1,786,991
              Retained earnings                                 2,586,654      1,675,738
              Net unrealized losses on investments                (10,134)       (11,884)
                                                             ------------   ------------
                 Total stockholders' equity                     5,358,774      3,907,067
                                                             ------------   ------------

                 Total liabilities and stockholders' equity  $ 48,441,426   $ 43,356,154
                                                             ============   ============

          Summit's condensed statements of income for the years ended September 30, 1996 and 1995 are as follows:

                                                                  1996          1995
                                                              ------------   -----------
              Revenues:
                 Interest and earned discounts                 $ 4,006,818   $ 3,709,749
                 Dividends                                         200,256       256,991
                 Fees, commissions, service and other income        83,375       104,571
                 Real estate sales                                 434,500       941,500
                 Realized net gains on sales of investments
                   and receivables                                 167,301       318,989
                                                              ------------   -----------
                      Total revenues                             4,892,250     5,331,800
                                                              ------------   -----------

                                                                  1996          1995
                                                              ------------   -----------
              Expenses:
                 Interest, net                                   3,710,164     3,251,334
                 Cost of real estate sold                          479,038       929,481
                 Provision for losses on real estate assets          7,353       305,850
                 Salaries and employee benefits                     70,368
                 Other operating expenses                          665,204       335,356
                                                              ------------   -----------
                      Total expenses                             4,932,127     4,822,021
                                                              ------------   -----------
              Income (loss) from operations before income
                 taxes and equity in net income of
                 subsidiaries                                      (39,877)      509,779
              Income tax benefit (provision)                        55,956      (128,014)
                                                              ------------   -----------
              Income (loss) before equity in net income
                 of subsidiaries                                    16,079       381,785
              Equity in net income of subsidiaries               1,228,443       205,794
                                                              ------------   -----------
              Net income                                      $  1,244,522   $   587,559
                                                              ============   ===========

            Summit's condensed statements of cash flows for the years ended September 30, 1996 and 1995 are as follows:

                                                                  1996          1995
                                                               ------------  -----------
              Cash flows from operating activities:
                 Net income                                    $ 1,244,522   $   587,559
                 Adjustments to reconcile net income to net
                   cash provided by operating activities        (2,343,987)    1,198,232
                                                               ------------  -----------
                      Net cash provided by (used in)
                        operating activities                    (1,099,465)    1,785,791
                                                               ------------  -----------


                                                                  1996          1995
                                                              ------------   -----------
              Cash flows from investing activities:
                 Principal payments on real estate contracts
                   and mortgage notes receivable and other
                   receivable investments                        7,334,388     4,534,137
                 Proceeds from sales of real estate contracts
                   and mortgage notes receivable and other
                   receivable investments                       11,684,033    14,996,805
                 Acquisition of real estate contracts and
                   mortgage notes and other receivable
                   investments                                 (13,719,365)  (25,763,742)
                 Proceeds from real estate sales                    37,323       117,710
                 Purchase of investments                        (1,582,774)
                 Additions to real estate held for sale           (211,464)      (75,353)
                 Net change in investment in and advances to
                   subsidiaries                                 (6,819,434)   (2,661,218)
                                                               ------------  -----------
                      Net cash used in investing activities     (3,277,293)   (8,851,661)
                                                               ------------  -----------

                                                                  1996          1995
                                                               ------------  -----------
              Cash flows from financing activities:
                 Net borrowings (repayments) from banks and
                   others                                          (93,016)     (193,631)
                 Debt issuance costs                              (662,402)     (476,697)
                 Issuance of investment certificates            13,291,967     8,585,470
                 Repayment of investment certificates           (8,571,918)   (2,847,347)
                 Issuance of preferred stock                       539,041       371,956
                 Cash dividends                                   (333,606)     (309,061)
                                                               ------------  -----------
                      Net cash provided by financing
                        activities                               4,170,066     5,130,690
                                                               ------------  -----------
              Net decrease in cash and cash equivalents           (206,692)   (1,935,180)
              Cash and cash equivalents at beginning of year     1,673,584     3,608,764
                                                               ------------  -----------
              Cash and cash equivalents at end of year         $ 1,466,892   $ 1,673,584
                                                               ===========   ===========

          Non-cash investing and financing activities not included in Summit's condensed statements of cash flows for the years ended September 30, 1996 and 1995 are as follows:

                                                                  1996          1995
                                                              ------------   -----------
              Loans to facilitate the sale of real estate      $   297,177   $   823,790
              Real estate acquired through foreclosure             901,175       933,534
              Debt assumed with acquisition of real estate
                 contracts and mortgage notes and debt assumed
                 upon foreclosure of real estate contracts          26,823       178,125
              Change in net unrealized gains (losses) on
                 investments                                         1,750       (11,884)

          Accounting policies followed in the preparation of the preceding condensed financial statements of Summit (parent company only) are the same as those policies described in the consolidated financial statements except that the equity method was used in accounting for the investments in and net income from subsidiaries.

          At September 30, 1996 and 1995, Summit's debt payable consists of the following:

                                                                  1996          1995
                                                              ------------   -----------
              Real estate contracts and mortgage notes
                 payable, interest rates ranging from 7%
                 to 8.5%, due in installments through
                 2002; collateralized by senior liens
                 on certain of the Company's real estate
                 contracts, mortgage notes and real estate
                 held for sale                                 $    37,875   $   104,067

              Accrued interest payable                                 542           569
                                                               -----------   -----------
                                                               $    38,417   $   104,636
                                                               ===========   ===========

          Aggregate amounts of principal payments due on the parent company's debt payable are expected to be as follows:

            Fiscal Year Ending
              September 30,
            ------------------

                  1997                              $11,200
                  1998                               11,600
                  1999                               11,600
                  2000                                1,800
                  2001                                1,800
                Thereafter                              417
                                                    -------
                                                    $38,417
                                                    =======

          At September 30, 1996 and 1995, Summit's investment certificates consisted of the following:

                                       Principally
              Annual Interest Rates    Maturing in               1996           1995
              ---------------------    -------------------   ------------   ------------
              6% to 7%                 1997 and 1998         $  1,547,283   $    810,558
              7% to 8%                 1997, 1998 and 1999      1,946,646      1,789,822
              8% to 9%                 1999, 2000 and 2001     26,380,522     22,070,089
              9% to 10%                1997 and 2001            8,370,330      2,831,765
              10% to 11%               1997 and 2001              199,926      6,222,424
                                                             ------------   ------------
                                                               38,444,707     33,724,658
              Compound and accrued interest                     4,379,164      4,821,238
                                                             ------------   ------------
                                                             $ 42,823,871   $ 38,545,896
                                                             ============   ============

          Maturities of the parent company's investment certificates are as follows:

            Fiscal Year Ending
              September 30,
            ------------------
                   1997                             $  7,085,000
                   1998                                9,834,000
                   1999                                8,361,000
                   2000                                6,822,000
                   2001                               10,528,000
                Thereafter                               193,871
                                                    ------------
                                                    $ 42,823,871
                                                    ============

          Summit had the following related party transactions with its various subsidiaries and affiliated entities:

                                                                  1996          1995
                                                               -----------   -----------
              Real estate contracts, mortgage notes and
                 other receivable investments purchased
                 through Metropolitan or affiliates            $12,098,944   $27,624,227

              Contract acquisition costs charged to the
                 Company on purchased real estate contracts,
                 mortgage notes and other receivable
                 investments, including management under-
                 writing fees                                      531,643     1,177,978
                                                               -----------   -----------
              Total costs of real estate contracts,
                 mortgage notes and other receivable
                 investments purchased through Metropolitan    $12,630,587   $28,802,205
                                                               ===========   ===========
              Proceeds on sales of real estate contracts,
                 mortgage notes and other receivable
                 investments to Metropolitan affiliates        $   555,633   $13,345,563

              Realized net gains on sale of receivables
                 to Metropolitan affiliates                             --       206,947

              Commissions capitalized as deferred costs,
                 paid to a Metropolitan affiliate on sale
                 of investment certificates                             --        86,491

              Commissions deducted from additional paid-in
                 capital, paid to a Metropolitan affiliate
                 on sale of preferred stock                             --        13,249

              Dividends received on Metropolitan's
                 preferred stock investments                       200,256       256,991


  MANAGEMENT'S RESPONSIBILITY FOR INTERIM FINANCIAL STATEMENTS

    The interim condensed financial statements for the Company as of December 31, 1996 and 1995 are prepared by management of the Company, and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of operations and cash flows for the three-month periods ended December 31, 1996 and 1995, as well as the financial position as of December 31, 1995.

                        SUMMIT SECURITIES, INC.
                CONDENSED CONSOLIDATED BALANCE SHEETS
                            (Unaudited)

                                         December 31
September 30,
                                             1996
1996
                                         ------------       -----
-------
ASSETS
  Cash and Cash Equivalents               $  7,583,409     $
4,461,315
  Investments in Affiliated Companies        4,522,425
4,522,425
  Available-for-Sale Securities,
     at Market                               1,482,893
269,305
  Held-to-Maturity Securities,
     at Amortized Cost (Market
     Value $8,156,702 and $7,622,194         8,386,679
7,784,322
  Real Estate Contracts and Mortgage
     Notes and Other Receivables,
     Net of Unrealized Discounts
     and Allowance for Losses               88,250,024
91,796,883

                              Page F-51

  Real Estate Held For Sale                  2,351,069
1,191,495
  Deferred Acquisition Costs, Net            5,122,351
4,862,046
  Other Assets, Net                            950,720
2,378,889
                                          ------------     ------
------
TOTAL ASSETS                              $118,649,570
$117,266,680
                                          ============
============

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Annuity Reserves                       $  64,595,713     $
62,439,855
  Investment Certificates and Accrued
     Interest                               45,085,528
42,823,871
  Debt Payable                                  86,913
3,850,970
  Accounts Payable and Accrued Expenses      1,094,256
1,367,131
  Deferred Income Taxes                      1,685,537
1,426,079
                                          ------------     ------
------
TOTAL LIABILITIES                          112,547,947
111,907,906
                                          ------------     ------
------

STOCKHOLDER'S EQUITY:

  Common Stock, $10 Par Value:
  2,000,000 Shares Authorized:
  10,000 Shares Issued and Outstanding         100,000
100,000

  Preferred Stock, $10 Par Value:
  10,000,000 Shares Authorized:
  45,757 and 41,312 Shares Issued and
  Outstanding (Liquidation Preference
   $4,574,700 and $4,131,170
   respectively)                               457,470
413,117
  Additional Paid-In Capital                 2,644,482
2,269,137
  Retained Earnings                          2,876,909
2,586,654
  Net Unrealized Gains (Losses)
  on Investments                                22,762
(10,134)
                                          ------------      -----
------
TOTAL STOCKHOLDERS' EQUITY                   6,101,623
5,358,774
                                          ------------      -----
------

TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                  $118,649,570
$117,266,680
                                         =============
============

The accompanying notes are an integral part of these financial statements.

                              Page F-52



                             SUMMIT SECURITIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)


                                                 Three Months
Ended
                                                     December 31,
                                              1996
1995
REVENUES:
  Interest and Earned Discounts          $  2,742,088          $
2,126,616
  Annuity Fees and Charges                     12,000
7,800
  Realized Net  Gains on Sales of
    Investment Securities
583
  Realizes Net Gains on Sales of
    Receivables                               317,219
  Real Estate Sales                           419,300
213,000
  Dividend Income                              51,833
48,623
  Fees, Commissions Services
    and Other Income                          665,243
801,585
                                         ------------          --
---------
      TOTAL REVENUES                        4,207,683
3,198,207
                                         ------------          --
---------
EXPENSES:
  Annuity Benefits                          1,015,397
861,364
  Interest                                  1,035,862
917,680
  Cost of Real Estate Sold                    418,018
213,350
  Provision for Losses on Real
    Estate Contracts and Real
    Estate Held                               229,526
220,043
  Salaries and Employee Benefits              433,409
408,027
  Commissions to Agents                       358,511
429,362
  Other Operating and Underwriting
    Expenses                                  514,182
397,890
  Less Increase in Deferred Acquisition
     Costs                                   (259,503)
(417,555)
                                         ------------          --
----------
      TOTAL EXPENSES                        3,745,402
3,030,161
                                         ------------          --
----------
  Income Before Income Taxes                  462,281
168,046
  Provision for Income Taxes                  (68,860)
(47,563)
                                         ------------          --
----------
  NET INCOME                                  393,421
120,483
  Preferred Stock Dividends                  (103,186)
(70,996)
                                         ------------          --
----------
  Income Applicable to Common

                              Page F-53

     Stockholder                         $    290,235          $
49,487
                                        ==============
============

The accompanying notes are an integral part of these financial statements.

                              Page F-54



                               SUMMIT SECURITIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (UNAUDITED)


                                                    Three Months
Ended
                                                       December
31,
                                                 1996
1995
                                                -----
-----

CASH PROVIDED BY OPERATING ACTIVITIES         $ 2,728,864
$  491,070
                                              -----------
----------
INVESTING ACTIVITIES:
Purchase of Subsidiaries Net of
   Cash Received
(757,868)
Purchase of Available-for-Sale
    Securities                                 (1,167,568)
Purchase of Held-to-Maturity
    Investments                                  (995,469)
Proceeds from Sale of Available-
    for-Sale Securities
999,790
Proceeds from Maturities of Held-to
    Maturity Investments                          500,000
Principal Payments on Real Estate
    Contracts and Mortgage Notes
    and Other Receivables                       2,056,484
3,271,865
Purchase of Real Estate Contracts
    and Mortgage Notes and
    Other Receivables                         (10,152,412)
(2,336,634)
Proceeds From Real Estate Sales                   214,537
60,000
Additions to Real Estate Held                  (1,270,616)
(30,886)
Proceeds from Sale of Receivables              11,739,777
                                              ------------
-----------
NET CASH PROVIDED BY INVESTING
    ACTIVITIES                                    924,733
1,206,267
                                              ------------
-----------
FINANCING ACTIVITIES:
Receipts from Annuity Products                  3,220,925
3,871,563
Withdrawals of Annuity Products                (2,074,646)
(1,293,196)
Proceeds From Sales of Investment
    Certificates                                3,273,047
1,389,970
Repayment of Investment Certificates           (1,340,450)
(558,779)
Repayment to Banks and Others                  (3,805,426)
(59,903)
Debt Issuance Costs                              (121,485)
(58,787)
Issuance of Preferred Stock                       419,698
23,086

                              Page F-55

Preferred Stock Dividends                        (103,166)
(70,996)
                                              ------------
-----------


NET CASH PROVIDED BY (USED IN)
    FINANCING ACTIVITIES                         (531,503)
3,242,958
                                              ------------
----------
NET INCREASE IN CASH
    AND CASH EQUIVALENTS                        3,122,094
4,940,295
CASH AND CASH EQUIVALENTS, BEGINNING
    OF PERIOD                                   4,461,315
2,979,362
                                              ------------
-----------
 CASH AND CASH EQUIVALENTS,
    END OF PERIOD                             $ 7,583,409
$7,919,657
                                              ===========
==========

NON CASH INVESTING AND FINANCING
    ACTIVITIES OF THE COMPANY:
  Assumption of Other Debt Payable in
    Conjunction with Purchase of Real
    Estate Contracts and Mortgage Notes       $    51,098
$   26,823
  Real Estate Held for Sale and
    Development Acquired Through
    Foreclosure                                   484,577
229,176
  Loans to Facilitate the Sale of
    Real Estate                                   204,763
693,892
  Increase in Assets and Liabilities
    Associated with Purchase of
    Subsidiaries:
   Investments
497,868
   Other Assets
260,000

The accompanying notes are an integral part of these financial statements.

                              Page F-56


                              SUMMIT SECURITIES, INC.

                     NOTES TO CONDENSED FINANCIAL STATEMENTS


1. In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position as of December 31, 1996, the results of operations for the three months ended December 31, 1996 and 1995 and changes in cash flows for the three months ended December 31, 1996 and 1995. The results of operations for the three month period ended December 31, 1996 and 1995 are not necessarily indicative of the results to be expected for the full year. As provided for in regulations promulgated by the Securities and Exchange Commission, all financial statements included herein are unaudited; however, the condensed consolidated balance sheet at September 30, 1996 has been derived from the audited consolidated balance sheet. These financial statements should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's fiscal 1996 Form 10-K.


2. The principal amount of receivables as to which payments were in arrears more than three months was $3,275,000 at December 31, 1996 and $3,375,000 at September 30, 1996.

3. Summit Securities, Inc. is a wholly-owned subsidiary of National Summit Corp. The Company files consolidated federal income tax returns with its parent. The Company is allocated a current and deferred tax provision from National Summit Corp. as if the Company filed a separate tax return.

4. Summit Securities, Inc. had no outstanding material legal proceedings other than normal proceedings associated with receivable foreclosures.

5. Certain amounts in the prior years' condensed financial statements have been reclassified to conform with the current years' presentation.

     6. In November 1996, Summit and Old Standard Life Insurance Company (OSL) participated as two of the four co-sellers in a receivable securitization sponsored by Metropolitan Asset Funding, Inc., an affiliated company. Approximately $126.7 million of receivables, with $11.2 million from Summit and OSL, were sold in the securitization with proceeds, after costs, of approximately $121.1 million, with $10.8 million allocated to Summit and OSL. With an amortized carrying value of approximately $10.5 million in the receivables sold in the securitization, Summit and OSL recorded approximately $.3 million in pre-tax gains from their portion of the sale. Metropolitan Asset Funding, Inc. sold in a public offering approximately $113.4 million in varying classes of mortgage pass-through certificates. In addition to



                                   Page F-57

           the certificates sold in the public offering, approximately $13.3 million in subordinate class certificates and residual class certificates were returned to the various co-sellers of the collateral included in the securitization. Summit and OSL received approximately $9.6 million, after costs, from the securitization and also received approximately $1.2 million in subordinate class and residual class certificates.

7. The preparation of financial statement in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Inside Back Cover Page: This page intentionally left blank

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 14.  Other Expenses of Issuance and Distribution.

   The following table sets forth the estimated expenses in connection with the issuance and distribution of the Certificates, other than selling commissions:

SEC Registration Fee ....................$7,106
NASD Filing Fee .........................6,000
Independent Underwriter Fee..............55,000
*Printing ...............................10,000
*Legal Fees and Expenses ................10,000
*Accounting Fees and Expenses ...........45,000
*Trustee's Fees and Expenses ............5,000
*Blue Sky Fees and Expenses .............30,000
*Advertising and Marketing Expenses ....400,000
*Miscellaneous ..........................3,587

   TOTAL .............................$570,000

     *Estimated

     Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Summit has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Summit's Articles of Incorporation permits indemnification of a director, officers or employee up to the indemnification limits permitted by Idaho state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonable believed to be in and not opposed in the best interest of the corporation.

   Item 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

              (a). Exhibits:

               1.a.i. Form of Selling Agreement between Summit and Metropolitan Investment Securities, Inc. with respect to Certificates (Exhibit 1.a.i. to Registration No. 333-19787).

               *1.a.ii. Form of Selling Agreement between Summit and Metropolitan Investment Securities, Inc. with respect to Preferred Stock

Series S-3

               1.b.i. Form of Agreement to Act as Qualified Independent Underwriter between Summit, Metropolitan Investment Securities, Inc. and Welco Securities, Inc. with respect to Certificates to be registered (Exhibit 1.b.i. to Registration No. 333-19787).

               *1.b.ii. Form of Agreement to Act as Qualified Independent Underwriter between Summit, Metropolitan Investment Securities, Inc. and Welco Securities, Inc. with respect to Preferred Stock to be registered.

               1.c.i.    Form of Pricing Opinion of Welco Securities,  Inc.
               with respect to Certificates to be registered (Exhibit 1.c.i. to Registration No. 333-19787).

               *1.c.ii. Form of Pricing Opinion of Welco Securities, Inc. with respect to Preferred Stock to be registered.

               4.a. Indenture dated as of November 15, 1990 between Summit and West One Bank, Idaho, N.A., Trustee. (Exhibit 4(a) to Registration No. 33-36775).

               4.b. Amendment to Indenture dated as of November 15, 1990 between Summit and West One Bank, Idaho, N.A., Trustee. (Exhibit 4(b) to Registration No. 33-36775).

               4.c. Tri-Party Agreement dated as of April 24, 1996 between West One Bank, First Trust and Summit, appointing First Trust as successor Trustee (Exhibit 4.c. to Registration No. 333-19787).

               *4.d.      Statement of Rights, Designations and Preferences
               of Variable Rate Cumulative Preferred Stock Series S-3.

               5.a.  Opinion of Susan A. Thomson, Attorney at  Law,  as  to
               validity   of  Investment  Certificates.(Exhibit   5.a.   to
               Registration No. 333-19787)

               *5.b.      Opinion of Susan A. Thomson, Attorney at Law,  as
               to validity of Preferred Stock.

               7.   Opinion  Regarding Liquidation Preference. See  Exhibit
               5.b.

               10.a. Management Receivable Acquisition and Servicing Agreement between Summit Securities Inc. and Metropolitan Mortgage & Securities Co., Inc. dated September 9, 1994. (Exhibit 10.a. to Registration No. 33-57619)

      10.b.   Stock Purchase Agreement between Summit and
              Metropolitan regarding the purchase of
              Metropolitan Investment Securities, dated January
              31, 1995.  (Exhibit 10.b to Registration No.
              33-57619)

               10.c. Receivable Acquisition, Management and Services Agreement between Old Standard Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc., dated December 31, 1994. (Exhibit 10.d. to Registration No. 333-115).

               10.d. Receivable Acquisition, Management and Services Agreement between Arizona Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc. dated October 10, 1996 (Exhibit 10.d. to Registration No. 333-19787).

               11. Statement of Computation of Earnings Per Common Share. (See Financial Statements.)

               12. Statement of Computation of Ratio of Earnings to Fixed Charges (Exhibit 12 to Registration No. 333-19787).

               *23.i.     Consent of Coopers & Lybrand L.L.P.,  Independent
               Accountants.

               23.ii.     Consent of Susan Thomson, Attorney at  Law.   See
               Exhibit 5.b.

       24.i   Power of Attorney

      24.ii Certified Resolution of the Board of Directors authorizing board signatures pursuant to a Power of Attorney.

               25. Statement on Form T-1 of eligibility of Trustee, First Trust National Association (Exhibit 25 to Registration No. 333-19787). (The Exhibits to this Exhibit have been filed in paper pursuant to a continuing hardship exemption granted January 24, 1994.)

                27. Financial Data Schedule (Exhibit 27 to Registration No. 333-19787).

*Filed herewith

   Item 17.  UNDERTAKINGS.

   (a)  The undersigned registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                               (i)       To include any prospectus required
                    by section     10(a)(3) of the Securities Act of 1933;

                                    (ii)  To reflect in the prospectus  any
                         facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                                     (iii)       To  include  any  material
                         information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3)      To  remove  from  registration  by  means  of   a
        post-effective        amendment  any  of   the   securities   being
        registered  which     remain  unsold  at  the  termination  of  the
        offering.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit
   to  a  court of appropriate jurisdiction the question whether       such
   indemnification by it is against public policy as expressed in   the Act
   and will be governed by the final adjudication of such      issue.

   (c) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule
   430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused Pre-Effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 25th day of April, 1997.


                    SUMMIT SECURITIES, INC.

                    /S/ Tom Turner
               By:
               _________________________________________________
               Tom Turner,
               President/Director

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature             Title                           Date


**
_________________________                          President/Director April
25, 1997
Tom Turner

**

_________________________                          Vice  President/Director
April 25, 1997
Philip Sandifur

**

_________________________                               Secretary/Treasurer
April 25, 1997
 Greg Gordon            Director


**
________________________                           Director      April  25,
1997
Robert Potter


/S/ Steven Crooks

________________________ Principal Accounting
                        Officer, Principal
                        Financial Officer          April 25, 1997


/S/ SUSAN THOMSON
_________________

** Susan Thomson, by signing her name hereto, signs this document on behalf of Messrs. Turner, Sandifur, Gordon and Potter, indicated above, pursuant to a power of attorney duly executed by such persons and previously filed herewith.